L:\Craig\Company Secretarial\Namibian Minerals Corporation\Form 6-K\April 25, 2002.doc

02033967

RECD S.E.C.
MAY 1 0 2002
1086

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a016 or 15d-16

of The Securities Exchange Act of 1934

For the period to **25 April, 2002**

NAMIBIAN MINERALS CORPORATION

(Translation of registrant's name into English)

26 DOVER STREET, LONDON, W1S 4LY

(Address of principal executive offices)

PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 or Form 40-F

Form 20-F.........√............ Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes .... No ....√...........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82...........................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NAMIBIAN MINERALS CORPORATION
(Registrant)

Date: April 25, 2002

By______________________
(Signature)

Craig Assheton-Smith
Company Secretary

ATTACHMENTS

The attached documents are as follows:

Exhibit

1. Notice of Annual General Meeting of Shareholders.
2. Management Proxy Circular for the 2002 Annual General Meeting of Shareholders.
3. Form of Proxy.
4. Financial Statements for the year ended 31st December, 2001.
5. Management Discussion and Analysis and Financial Review for the year ended 31st December, 2001.
6. News Release dated 18 January 2002 – "Namco announces results of shareholders meeting".
7. News Release dated 12 February 2002 – "Namco announces appointment of Chief Executive Officer".
8. News Release dated 20 March 2002 – "Nasdaq listing".
9. News Release dated 28 March 2002 – "Namibian Minerals Corporation (Namco) announces fourth quarter and full year 2001 results".
10. Annual Review.

Exhibit 1

NAMIBIAN MINERALS CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of the shareholders of **NAMIBIAN MINERALS CORPORATION** (the "Company") will be held at One Royal Exchange Avenue, London, England EC3V 3LT on the 14th day of May, 2002 at the hour of 11:30 a.m. (London time) for the following purposes:

1. to elect directors for the ensuing year;

2. to receive the financial statements of the Company for the fiscal year ended December 31, 2001 together with the report of the auditors thereon;

3. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

4. to transact such other business as may properly come before the meeting or any adjournment thereof.

The accompanying management proxy circular of the Company dated March 28, 2002 provides additional information relating to matters to be dealt with at the meeting and forms part of this notice.

DATED at London, England this 28th day of March, 2002.

By Order of the Board of Directors,

Craig Assheton-Smith
Secretary

If you are not able to be present at the meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to one of:

- Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada, V6C 3B9 (Fax: (604) 683-3694),
- Transfer Secretaries (Pty.) Limited, Box 2401, Windhoek, Namibia (Fax: (264) 61-248531), or
- The Company's principal office at 26 Dover Street, London, England W1S 4LY (Fax: +44 20 7763 710),

so as to arrive no later than the close of business on May 9, 2002 or, if the meeting is adjourned, no later than 48 hours (excluding Saturdays and holidays) before any adjourned meeting.

Exhibit 2

NAMIBIAN MINERALS CORPORATION

MANAGEMENT PROXY CIRCULAR FOR THE 2002 ANNUAL MEETING OF SHAREHOLDERS

SOLICITATION OF PROXIES

The information contained in this management proxy circular (the "Circular") is furnished in connection with the solicitation of proxies to be used at the annual meeting ("Meeting") of shareholders of Namibian Minerals Corporation (the "Company") to be held on May 14, 2002 at 11:30 a.m. (London Time) at One Royal Exchange Avenue, London, England EC3V 3LT, and at all adjournments of the meeting, for the purposes set forth in the accompanying notice of meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by employees of the Company. **The solicitation of proxies by this circular is being made by or on behalf of the management of the Company** and the total cost of the solicitation will be borne by the Company. The information contained herein is given as at March 28, 2002, except where otherwise noted.

Copies of the Company's latest annual information form (together with the documents incorporated therein by reference), the comparative financial statements of the Company for the year ended December 31, 2001, together with the report of the auditors thereon, management's discussion and analysis of the Company's financial condition and results of operations for the year ended December 31, 2001, and additional copies of this Circular are available upon request from the Company.

All dollar values in this Circular are stated in United States dollars, unless otherwise noted.

Appointment of Proxies

The persons named in the enclosed form of proxy are representatives of management of the Company and are each a director and/or an officer of the Company as of the date of the Circular. A shareholder who wishes to appoint some other person to represent such shareholder at the Meeting may do so by both inserting such person's name in the blank space provided in the form of proxy and striking out the names of the other persons named in the form of proxy. Such other person need not be a shareholder of the Company.

To be valid, proxies must be deposited with any one of the following:

(a) the Company's registrar and transfer agent, Computershare Trust Company of Canada, at 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 (Fax: +1(604) 685-4079),

(b) Transfer Secretaries (Pty.) Limited, P.O. Box 2401, Windhoek, Namibia (Fax: +264 (61)-248531), or

(c) the Company at its principal office at 26 Dover Street, London, England W1S 4LY (Fax: +44 (20) 7763 710), so as to arrive no later than the close of business on May 9, 2002 or, if the Meeting is adjourned, no later than 48 hours before the time of such adjourned meeting, excluding Saturdays and holidays.

Non-Registered Holders

Only registered holders of common shares of the Company, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, common shares of the Company beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Company has distributed copies of the notice of meeting, this Circular and the form of proxy (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:

(a) be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with any one of Computershare Trust Company of Canada, Transfer Secretaries (Pty.) Limited or the Company as described above under "Appointment of Proxies"; or

(b) more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instruction form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should both strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. ***In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.***

Revocation

A registered shareholder who has given a proxy may revoke the proxy by:

(a) completing and signing a proxy bearing a later date and depositing it with any one of Computershare Trust Company of Canada, Transfer Secretaries (Pty.) Limited or the Company as described above under "Appointment of Proxies"; or

(b) depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing: (i) at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of the Meeting, at which the proxy is to be used, or (ii) with the chairman of the Meeting prior to the commencement of the Meeting on the day of the meeting or any adjournment of the Meeting; or

(c) in any other manner permitted by law.

A Non-Registered Holder may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING OF PROXIES

The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. **In the absence of such direction, such shares will be voted by the management representatives for the election of directors and for the appointment of auditors, as indicated under those headings in this Circular.**

The enclosed form of proxy confers discretionary authority upon the management representatives designated in the form of proxy with respect to amendments to or variations of matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. At the date of this Circular, the management of the Company knows of no such amendments, variations or other matters. However, if any other matters, which are not now known to management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominee.

VOTING SHARES

On March 28, 2002, the Company had outstanding 100,240,221 common shares. Each holder of common shares of record at the close of business on March 28, 2002, the record date established for notice of the Meeting, will be entitled to one vote for each common share held on all matters proposed to come before the Meeting, except to the extent that the holder has transferred any common shares after the record date and the transferee of such shares establishes ownership of them and makes a written demand, not later than the close of business on May 6, 2002, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares. All matters before the meeting require a simple majority (50%) of the votes cast at the Meeting.

PRINCIPAL HOLDERS OF VOTING SECURITIES

To the knowledge of the directors and officers of the Company, the only persons or corporations who beneficially own, directly or indirectly, or exercise control or direction over, securities of the Company carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company are indicated below:

Name and Address	Designation of Class	Number of Securities	Percentage of Class
LL Mining Corporation B.V. ("LL Mining")(1)	Common	37,727,273	37.6%

(1) LL Mining Corporation B.V. is a Netherlands corporation which is wholly owned by Meijer Witgoed Capelle B.V., which in turn is wholly owned by Mr. Lev Leviev, a prominent Israeli businessman in the diamond industry.

PARTICULARS OF MATTERS TO BE ACTED UPON

A. Election of Directors

The number of directors to be elected at the Meeting is 6. Each director of the Company is elected annually and holds office until the next annual meeting of the shareholders unless that person ceases to be a director before then.

In the absence of instructions to the contrary, the management representatives named in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled in favour of the nominees herein listed.

Management does not contemplate that any of the nominees will be unable to serve as a director. If this should occur for any reason prior to the Meeting, however, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion.

The following table sets out the names of the persons to be nominated for election as directors, the positions and offices which they presently hold with the Company, their respective principal occupations and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date hereof:

Name and Municipality of Residence	Principal Occupation	Became Director	Number of Shares
ARYE BARBOY[(1)(2)(3)(4)] Lehavim, Israel	Director of International Investment, Leviev Group of Companies (from 1994); Partner and Financial Director, United Project Services Ltd. (from 1990 to 1998)	2001	Nil
ANDREW E. BUXTON[(2)(3)(5)] London, England	Non-executive director of Mercury World Mining Trust (a company engaged in investment, from 1993) and of Henderson Far East Income Trust PLC, a company engaged in investment.	1997	50,000
LOINE GEINGOS[(5)] Windhoek, Namibia	Non-executive director of Global Projects Namibia (Pty) Ltd. (a company engaged in food catering); Oshiwanda Fishing Co (Pty) Ltd. (a company engaged in fishing); Namibia Sea Food Processor (Pty) Ltd. (a company engaged in food processing); Charity and Development Projects CC (a charitable organization); Offshore Development Company (a company engaged in import/export business)	1999	5,700
JAY KELLERMAN[(1)] Toronto, Ontario	Partner, Stikeman Elliott law firm	2001	Nil
ELIEZER NEFUSSY[(1)(4)] Ramat-gan, Israel	Chief Financial Officer of the Company; General Manager, ILD Hotels (from 2000); Chief Financial Officer, ILD Hotels (from 1989); Chief Financial Officer, Hed Arzi (from 1993 to 1996)	2001	Nil
NEIL WOODYER[(3)(5)(6)] Vancouver, British Columbia	Managing Director, Endeavour Financial (from 1988)	2001	Nil

(1) Nominee of LL Mining.
(2) Member of the Compensation Committee.
(3) Member of the Audit Committee.
(4) Member of the Finance Committee.
(5) Member of the Governance and Business Conduct Committee.
(6) Nominee of the holders of convertible debentures issued by the Company on March and April 2001.

No director, executive officer or officer of the Company, or any proposed nominee for election as a director of the Company, or any associate of any such director, officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to or benefiting from financial assistance from the Company or any of its subsidiaries.

B. Appointment of Auditors

Shareholders are asked to approve, and the persons named in the enclosed form of proxy intend to vote in favour of, the reappointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Company for the ensuing year, to hold office until the close of the next annual meeting of the shareholders, at a remuneration to be fixed by the board of directors. Deloitte & Touche have served as auditors of the Company since December 1, 1993.

C. Other Business

Management knows of no other matters to come before the Meeting other than those referred to in the notice of meeting. Should any other matters properly come before the Meeting, the shares represented by the form of proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting by proxy.

EXECUTIVE COMPENSATION

The following Summary Compensation Table, presented in accordance with the regulation to the *Securities Act* (Ontario), sets forth the compensation paid in respect of individuals who were, in respect of the financial year ended December 31, 2001, the Chief Executive Officer and the other executive officers of the Company whose total salary and bonus exceeded CAD$100,000 (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards	
Name and Principal Position	**Year Ended**	**Salary (US$)**	**Bonus (US$)**	**Other Annual Compensation[5] (US$)**	**Common Shares Under Options Granted[6] (#)**	**All Other Compensation (US$)**
Eliezer Nefussy[1], Former Interim Chief Executive Officer & President, and current Chief Financial Officer & Director	2001	106,250	Nil	Nil	Nil/Nil	Nil
Alastair Holberton[2], Former Chief Executive Officer, President & Director	2001 2000 1999	339,000 448,000 373,000	Nil Nil 271,000	Nil Nil Nil	Nil/Nil Nil/Nil 1,000,000/Nil	Nil Nil Nil
Charles Purdy[3], Former Chief Financial Officer, Secretary & Director	2001 2000 1999	157,000 164,000 141,000	Nil 4,000 89,000	Nil Nil Nil	100,000/Nil Nil/Nil Nil/Nil	Nil Nil Nil
Peter Looijen, Managing Director South African Operations Officer[4]	2001	192,000	Nil	Nil	Nil/Nil	Nil

(1) Eliezer Nefussy was appointed Interim Chief Executive Officer and President on December 20, 2001 and ceased these capacities upon the appointment of Gregory Walker as Chief Executive Officer on February 12, 2002. Mr. Nefussy maintains his capacities as Chief Financial Officer and Director.

(2) Alastair Holberton ceased to be Chief Executive Officer, President and Director on December 17, 2001.

(3) Charles Purdy ceased to be Chief Financial Officer, Secretary and Director of the Company immediately following the Company's Annual General Meeting on June 29, 2001.

(4) Peter Looijen was appointed Managing Director South African Operations Officer on June 29, 2001.

(5) The value of perquisites and other personal benefits for each Named Executive Officer does not exceed the lesser of C$50,000 and 10% of the total annual salary and bonus of such Named Executive Officer and accordingly, is not recorded.

(6) Alastair Holberton's and Charles Purdy's stock options lapsed following their resignation from the Company. However, as part of severance arrangements, Mr. Purdy was granted options on July 1, 2001 to purchase up to 100,000 common shares of the Company.

No officers of the Company other than the Named Executive Officers received individual compensation in excess of CAD$40,000 for services in all capacities during the most recently completed financial year. Since Mr. Holberton ceased to be Chief Executive Officer, President and Director, Mr. Walker has been appointed Chief Executive Officer. Since Mr. Purdy ceased to be Chief Financial Officer, Secretary and Director, Mr. Nefussy has been appointed Chief Financial Officer and Director.

STOCK OPTION INCENTIVE COMPENSATION

The following table sets forth information relating to the granting of options to the Named Executive Officers during the year ended December 31, 2001.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Price (US$/Security)	Market Value of Securities Underlying Options on the Date of Grant (US$/Security)	Expiration Date
Charles Purdy[(1)] Former Chief Financial Officer, Secretary & Director	100,000	100%	$0.50	$0.50	July 1, 2004

(1) Charles Purdy was granted options on July 1, 2001 to purchase up to 100,000 common shares of the Company pursuant to a consultancy agreement entered into with the Company, following him ceasing to be the Chief Financial Officer, Secretary and Director of the Company on June 29, 2001.

The following table sets forth information relating to the exercise of options by the Named Executive Officers during the year ended December 31, 2001.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Common Shares Acquired on Exercise (#)	Aggregate Value Realized (US$)	Unexercised Options at December 31, 2001 (#) Exercisable / Unexercisable	Value of Unexercised in-the-Money Options at December 31, 2001 (US$) Exercisable / Unexercisable
Eliezer Nefussy[(1)], Former Interim Chief Executive Officer & President, and current Chief Financial Officer & Director	Nil	Nil	Nil / Nil	Nil / Nil
Alastair Holberton[(2)] Former Chief Executive Officer, President & Director	Nil	Nil	742,500 / 247,500[(3)]	Nil / Nil
Charles Purdy[(4)] Former Chief Financial Officer, Secretary & Director	Nil	Nil	100,000 / Nil	Nil / Nil
Peter Looijen Managing Director, African Operations	Nil	Nil	162,500/62,500	Nil / Nil

(1) Eliezer Nefussy was appointed Interim Chief Executive Officer on December 20, 2001 and ceased this capacity upon the appointment of Gregory Walker as Chief Executive Officer on February 12, 2002. Mr. Nefussy maintains his capacities as Chief Financial Officer and Director.

(2) Alastair Holberton ceased to be Chief Executive Officer, President and Director on December 17, 2001.
(3) These options granted to Alastair Holberton pursuant to his employment with the Company have lapsed in 2002.
(4) Charles Purdy ceased to be Chief Financial Officer, Secretary and Director of the Company on June 29, 2001. The options granted to him pursuant to his employment with the Company have lapsed. However, as part of severance arrangements, Mr. Purdy was granted options on July 1, 2001 to purchase up to 100,000 common shares of the Company.

Employment Contracts

Gregory Walker

The Company is finalizing a service agreement with Gregory Walker, the Chief Executive Officer of the Company. The term of the agreement is expected to be for an indefinite period commencing on or before March 15, 2002 and terminable at any time by either party giving not less than 3 months prior notice. The agreement will prohibit Mr. Walker from being contractually involved with any enterprise that competes with the business of the Company.

Mr. Walker's salary will be reviewable based upon the profitability of the Company and is currently fixed at US$180,000 per year. The Company intends to grant Mr. Walker options to purchase common shares of the Company.

Eliezer Nefussy

The Company entered into a service agreement dated June 20, 2001 with Eliezer Nefussy, the Chief Financial Officer of the Company. The agreement is for an indefinite term commencing on or before July 15, 2001 and is terminable at any time by either party giving not less than 45 days prior notice. The agreement requires Mr. Nefussy to devote all of his time, attention and skill to the duties of his office. Mr. Nefussy is subject to non-competition and confidentiality obligations during and after his employment with the Company. Mr. Nefussy's salary is US$150,000 per year, which he has voluntarily agreed to reduce to US$135,000 pursuant to the Share Compensation Plan. Mr. Nefussy is entitled to be refunded by the Company for reasonable and proper expenses relating to his work, and the Company will cover his reasonable relocation expenses from Israel. The agreement states the intention of the Company to grant Mr. Nefussy options to acquire common shares of the Company.

Severance Arrangements with Former Executives

Alastair Holberton

Alastair Holberton ceased to be Chief Executive Officer and President on December 17, 2001. The Company is finalizing a written severance agreement that records an agreement reached with Mr. Holberton., in terms of which Mr. Holberton : is to be paid £18,750 for December 2001 and £18,750 for each of the six months thereafter; subject to regulatory approval will receive warrants expiring on January 1, 2007 to purchase up to 3,000,000 common shares of the Company at an exercise price of not less than the current market price at close of business on February 28,2002; and he may purchase two Audi motor vehicles at a cost of ZAR96,999 and £6,860, respectively.

Charles Purdy

Charles Purdy ceased to be Chief Financial Officer and Secretary following the Company's Annual General Meeting held on June 29, 2001 and Eliezer Nefussy was appointed at that time as the Company's Chief Financial Officer. In terms of a written agreement between the Company and Mr. Purdy, in consideration for waiving the 36 month notice period in his employment agreement, Mr. Purdy was paid a redundancy payment of £45,000 in June 2001. The agreement also provides that Mr. Purdy will provide 12 months of consulting services to the Company and that Mr. Purdy will be paid £10,000 per month for up to 15 days of consulting per month for the first three months and will be paid £3,500 per month for up to five days of consulting per month for the remaining nine months. Pursuant to the agreement, Mr. Purdy was also granted options on July 1, 2001 to purchase up to 100,000 common shares of the Company at an exercise price of US$0.50 per share. These options expire on July 1, 2004.

COMPOSITION OF COMPENSATION COMMITTEE

The compensation committee of the board of directors of the Company (the "Compensation Committee") for the year ended December 31, 2001 was comprised of Andrew Buxton (Chairman), Frank Guistra and Arye Barboy. Mr. Guistra resigned as a director of the Company and as a member of the Compensation Committee on October 22, 2001 and is not replaced. Neither Mr. Buxton nor Mr. Guistra is or was an officer, employee or former officer or employee of the Company or any of its affiliates and neither of them is or was eligible to participate in the Company's executive compensation program, except as described under "Compensation of Directors". Mr. Barboy is the non-executive Chair of the board of directors of the Company since December 2001 and is employed by an affiliate of the Company's major shareholder, LL Mining. The Compensation Committee did not meet in 2001, but intends to meet in 2002. The Compensation Committee meets as required to monitor and review management compensation policies and benefits, management succession planning and to review overall composition and quality of the Company's management resources. The Compensation Committee's mandate is to review and approve changes to executive compensation. This includes an annual evaluation of the performance of the Named Executive Officers and a review of the performance reports for other executive officers of the Company.

REPORT ON EXECUTIVE COMPENSATION

Philosophy

The Company believes that executive compensation should be based on the role and responsibility of the executive in relation to both the marketplace for comparable executive services and within the Company, as well as on the executive's individual performance, and that this should apply equally to all executive officers. The compensation arrangements of the Company are focused on rewarding performance. Accordingly, compensation levels are and will continue to be monitored to ensure that they are competitive within the relevant marketplace.

The key components of executive compensation are currently base salary, short-term incentives and long-term incentives. The short and long-term incentive plans are designed to provide a significant amount of variable compensation, which is linked to individual performance and increases in shareholder value.

Short-term incentives are represented by cash bonus awards. Awards are determined based on both the performance of the Company and the individual executive. The performance of the Company is measured by the achievement of pre-arranged objectives established for individual executives by the board of directors and other objectives of the Company. The individual performance of the executive is based on the degree to which that executive has met specific pre-agreed objectives.

Long-term objectives are intended to reward management based on increases in the value of the Company's common shares. The purpose of these arrangements, reflected primarily in the Company's stock option plan, is to achieve a commonality of interest between shareholders and management and to motivate executives to improve the Company's longer term financial success, measured in terms of enhanced shareholder wealth over the long term. The allocation of share options to executives is based on criteria similar to those applicable to short-term incentives and, in part, on maintaining individual executives' pro rata interest in the stock option plan.

Compensation of the Chief Executive Officer

The compensation of Gregory Walker, the current Chief Executive Officer of the Company, has been determined by the board of directors of the Company in accordance with the compensation principles discussed above under "Philosophy" and is set at US$180,000 per annum.

The compensation of Eliezer Nefussy, the interim Chief Executive Officer of the Company from December 20, 2001 to February 12, 2002 was unchanged from his compensation as Chief Financial Officer of the Company, which is set at US$135,000 per annum.

The compensation of Alastair Holberton, the Chief Executive Officer of the Company until December 17, 2001, was determined in accordance with the compensation principles discussed above under "Philosophy". The cost of employment of Alastair Holberton, was reduced as from February 2001 from £300 000 to £210 000 until June 2001 at which time it was set at £250 000 per annum and reset in August 2001 at £225 000.

Report presented by: Andrew Buxton and Arye Barboy.

PERFORMANCE GRAPH

The following graph charts the performance of an investment in the Common Shares assuming an investment of C$100 on May 31, 1997 against the TSE 300 Total Return Index during such period. The total cumulative shareholder return to December 31, 2001 for C$100 invested in the Company on May 31, 1997 was C$4.97 as compared with C$129.07 for the TSE 300 Total Return Index.


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Namibian Minerals Corporation

COMPENSATION OF DIRECTORS

Other than compensation paid to Alastair Holberton (who was a director until December 17, 2001), Eliezer Nefussy, Charles Purdy (who was a director until June 29, 2001), and Peter Looijen as disclosed above in the Summary Compensation Table, the non-executive directors agreed to receive a reduced annual fee of US$5,000 pro-rated for the period of service in the year of appointment as compensation for their services in their capacity as directors of the Company, and an additional US$2,500 as compensation for acting as a chairman of any one of the committees of the board of directors of the Company.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors of the Company believes that sound corporate governance practices are essential to the well being of the Company and its shareholders. The mandate of the board of directors is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.

Frequency of meetings as well as the nature of agenda items change depending upon the state of the Company's affairs and in light of opportunities or risks which the Company faces.

Board Composition

The board of directors is currently composed of 6 members. The board of directors is constituted with a majority of individuals who qualify as "unrelated directors" within the meaning of the 1994 report of The Toronto Stock Exchange Committee of Corporate Governance in Canada.

Eliezer Nefussy, the current Chief Financial Officer of the Company, is currently a director and a management nominee for re-election as director. The board believes that given the direct involvement of the Company's officers in the Company's business, the presence of the Chief Financial Officer is beneficial to the other directors and his participation as director contributes to the effectiveness of the board.

Board Committees

The board of directors currently has four committees: the Audit Committee, the Finance Committee, the Compensation Committee and the Governance and Business Conduct Committee. From time to time, *ad hoc* committees of the board may be appointed. The Company does not have an executive committee.

Audit Committee

The current members of the Audit Committee are Andrew Buxton, Arye Barboy and Neil Woodyer. This committee is responsible for reviewing the Company's financial reporting procedures, internal controls and the performance of the Company's external auditors. The committee is also responsible for reviewing quarterly financial statements and the annual financial statements prior to their approval by the full board of directors. Pursuant to the investment agreement dated March 30, 2001 between Paul Weststrate BV (now LL Mining) and the Company, the Company undertook to seek to have the board of directors of the Company appoint one of the directors designated by LL Mining as the chairman of the Audit Committee.

Finance Committee

The current members of the Finance Committee are Arye Barboy and Eli Nefussy. Alastair Holberton was a member of the Finance Committee until his resignation on December 17, 2001. The committee is responsible for approving capital expenditure, approving unbudgeted expenditure over US$100,000, dealing with the sale of any asset, dealing with the raising of capital and approving the offer of compromise made to creditors of the Company. The objective of the Committee is to ensure the tightest financial control, centered under the Chief Financial Officer with direct involvement from the Company's major shareholder, LL Mining.

Compensation Committee

The membership and role of the Compensation Committee is described above under "Composition of the Compensation Committee".

Governance and Business Conduct Committee

The board of directors established the Governance and Business Conduct Committee in March 2002. It is the responsibility of this committee, in consultation with the Chairman of the board of directors, to review the effectiveness of the board's operations and its relations with management, to assess the performance of the board, the committees of the board and its individual directors and to review the Company's statement of corporate governance practices. The Governance and Business Conduct Committee also has the responsibility of reviewing the business ethics and conflicts of interest of employees, directors and shareholders. All proposed transactions which fall under Ontario Securities Commission Rule 61-501 or are above the limits established by the board and involve related parties such as LL Mining must be approved in advance by the Governance and Business Conduct Committee.

The Governance and Business Conduct Committee is currently comprised of Andrew Buxton, Loine Geingos and Neil Woodyer, all of whom are independent directors.

Decisions Requiring Board Approval

In addition to those matters which must by law be approved by the board, management is also required to seek board approval for any disposition or expenditure in excess of $5,000,000. Management is also required to consult with the board before entering into any venture which is outside of the Company's existing businesses.

Board Performance

It is the responsibility of the Chair of the board to ensure the effective operation of the board. At least once each year, the Chair meets with all the independent directors as a group to discuss the effectiveness of the process the board follows and the quality of information provided to directors by management. The Chair also meets at least once each year on an individual basis with every member of the board to discuss that director's contribution to board and committee meetings and any other matters which the individual directors wish to raise with the Chair.

Shareholder Feedback

The Company maintains an investor relations department which the board believes is important and highly effective. Every shareholder inquiry receives a prompt response from the investor relations department or an appropriate officer of the Company.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Company maintains directors' and officers' liability and company reimbursement insurance. This coverage was renewed in 2001 for the one year period ending October 20, 2002. The insurance has a limit of coverage of US$7,500,000 in aggregate for worldwide coverage, plus an additional 10% coverage in respect of defence costs. The policy is subject to various exclusions, including claims against directors or officers arising through fraud or wilful misconduct, personal injury and property and certain pollution claims. An additional insurance policy was purchased by the Company for coverage of US$7,500,000 on the same conditions of coverage as the initial policy discussed above. The Company has been informed by its insurers that officers and directors of the Company will not be insured against claims by any significant shareholder of the Company such as LL Mining.

DIRECTORS' APPROVAL

The contents of this Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

London, England, March 28, 2002.

By Order of the Board of Directors,

Craig Assheton-Smith
Secretary

Exhibit 3

NAMIBIAN MINERALS CORPORATION
(the "Company")

INSTRUMENT OF PROXY

This Instrument of Proxy is solicited by the management of the Company in conjunction with the annual meeting of shareholders of the Company to be held on May 14, 2002 (the "Meeting").

The undersigned shareholder of NAMIBIAN MINERALS CORPORATION hereby appoints Arye Barboy, Chairman of the board of directors of the Company or failing him, Eliezer Nefussy, Chief Financial Officer of the Company or failing him, Craig Assheton-Smith, Secretary of the Company or **instead of them,** [1]. . . . . as proxy, with full power of substitution to attend, vote, and act for and on behalf of the undersigned in respect of all matters that may come before the Meeting or any adjournment thereof, in the manner specified below: [2]

1. Election of Directors (mark either (a) or (b)):

   (a) ☐ FOR the election of directors; or
   (b) ☐ WITHHOLD from voting for the election of directors.

2. Appointment of Auditors (mark either (a) or (b)):

   (a) ☐ FOR the appointment of auditors and authorizing the directors to fix the auditors' remuneration; or
   (b) ☐ WITHHOLD from voting for the appointment of auditors and authorizing the directors to fix the auditors' remuneration.

3. Such other business as may properly come before the Meeting.

Dated [3] ________________________________, 2002.

Signature ____

Full Name ____
(please print full name, including surname)

Number of common shares of the Company ____________________

This instrument of proxy must be received no later than the close of business on May 9, 2002 or, if the meeting is adjourned, no later than 48 hours, excluding Saturdays and holidays, prior to the time of the meeting at the offices of:

- Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 (Fax: (604) 683-3694);

- Transfer Secretaries (Pty.) Limited, P.O. Box 2401, Windhoek, Namibia (Fax: (264) 61-248531); or

- the Company's principal office at 26 Dover Street, London, England W1S 4LY (Fax: +44 20 7763 710).

NOTES:

1. **A shareholder has the right to appoint a person to attend and act on the shareholder's behalf at the meeting other than the persons designated above either by writing in the blank space provided for the name of the person to be appointed and striking out the names of the other persons named in this proxy, or by completing another proper form of proxy and in either case, delivering the completed proxy to Computershare Trust Company of Canada or to Transfer Secretaries (Pty.) Limited or to the Company's principal office (at the address listed above).**

2. The persons named in this proxy will vote the shares in respect of which they are appointed or withhold the same from voting as specified above on any ballot that may be called for in respect of the matters for which the proxy is granted. **Where shareholders have not specified the manner in which the shares are to be voted, the persons named in this Instrument of Proxy will vote such shares, on any ballot that may be called, for (a) the election of directors named in the management proxy circular dated March 28, 2002 (the "Circular") accompanying the notice of meeting, (b) the appointment of the auditors named in the Circular, and (c) the authorization of the directors of the Company to fix the auditors' remuneration.** This proxy confers discretionary authority with respect to amendments or variations to the matters identified in the accompanying notice of meeting or other matters which may properly come before the meeting.

3. This proxy, which is solicited on behalf of management, should be signed and dated. All matters being considered at the meeting are more fully described in the accompanying Circular to which shareholders should refer. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it is mailed to you by management. Please sign exactly as your shares are registered. If the shareholder is a corporation, this proxy must be signed by a duly authorized officer or attorney of the shareholder and, if the corporation has a corporate seal, its corporate seal should be affixed.

   If the shares are registered in the name of an executor, administrator or trustee, please sign exactly as the shares are registered. If the shares are registered in the name of the deceased or other shareholder, the shareholder's name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below his or her signature and evidence of authority to sign on behalf of the shareholder must be attached to this proxy.

   In many cases, shares beneficially owned by a holder (a "Non-Registered Holder") are registered in the name of a securities dealer or broker or other intermediary, or a clearing agency. Non-Registered Holders should, in particular, review the section entitled "Solicitation of Proxies - Non-Registered Holders" in the accompanying Circular and carefully follow the instructions of their securities dealer or other intermediary.

4. All shareholders should refer to the accompanying Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.

Exhibit 4

NAMIBIAN MINERALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

31 December 2001

(Audited)

Report of Management

The accompanying consolidated financial statements and all of the data included in this report have been prepared by and are the responsibility of the management of Namibian Minerals Corporation. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information and that the assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board, which has to satisfy itself that management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval. The Company's external auditors have full and unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

A. Barboy
Chairman

E Nefussy
Director & Chief Financial Officer

25 March 2002

Auditors' Report

To the Board of Directors
Namibian Minerals Corporation

We have audited the consolidated balance sheets of Namibian Minerals Corporation as at 31 December 2001 and 2000 and the related consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three year period ended 31 December 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended 31 December 2001, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP
Chartered Accountants

Vancouver, Canada
25 March 2002

Namibian Minerals Corporation
Consolidated Balance Sheets
United States Dollars

Statement 1

ASSETS		As at 31 December 2001 $000	As at 31 December 2000 $000 Restated
Current	Cash – *Statement 3*	2,560	4,394
	Accounts receivable	433	1,207
	Prepayments	335	231
	Inventories *(Note 4)*	3,490	6,075
	Marketable securities *(Note 5)*	-	51
		6,818	**11,958**
Development costs *(Note 6)*		4,605	8,605
Capital assets, net of amortization *(Note 7)*		92,138	109,440
Deferred costs *(Note 8)*		2,317	703
Goodwill *(Note 9)*		15,685	33,098
Restricted Cash *(Note 11)*		5,795	-
Other assets		167	274
		127,525	**164,078**
LIABILITIES			
Current	Bank overdraft	-	1,171
	Accounts payable and accrued liabilities *(Note 10)*	7,160	12,097
	Advance receipt on inventory sales	1,610	4,250
	Current portion of long term debt *(Note 12)*	1,013	16,535
	Short term debt from shareholders *(Note 13)*	4,830	-
		14,613	**34,053**
Accounts payable for companies previously in provisional liquidation *(Note 1a)*		3,420	-
Future income taxes *(Note 15)*		12,386	14,715
Long term debt *(Note 12)*		54,730	37,710
Convertible debentures *(Note 14d)*		6,075	-
		91,224	**86,478**
Non controlling interest *(Note 16)*		**-**	**400**
SHAREHOLDERS' EQUITY			
Share capital *(Note 14a)*		108,238	90,169
Warrants and conversion privileges *(Note 14b)*		4,236	406
Exchangeable debentures *(Note 14c)*		1,550	1,550
Contributed surplus		459	459
Cumulative foreign exchange adjustment		(20,407)	(13,637)
Deficit - *Statement 2*		(57,775)	(1,747)
		36,301	**77,200**
		127,525	**164,078**

See accompanying notes to the consolidated financial statements

ON BEHALF OF THE BOARD:

A BARBOY
Chairman

E NEFUSSY
Chief Financial Officer
and Director

25 March 2002

Namibian Minerals Corporation **Statement 2**

Consolidated Statements of Operations and (Deficit) Retained Earnings

United States Dollars

For the 12 months ended 31 December		2001 $000	2000 $000 Restated (Note 3)	1999 $000 Restated (Note 3)
Income	Revenue from diamond sales	12,461	41,769	42,808
	Interest earned	248	789	632
	Gain on marketable securities	-	30	354
		12,709	**42,588**	**43 794**
Expenses	Direct production costs	25,863	23,629	13,962
	Commissioning costs	5,304	-	-
	Royalty payment	830	3,308	3,732
	Marketing costs	480	976	866
	General office costs, including salaries	5,179	4,755	3,762
	Write-down of marketable securities	97	45	-
	Amortization - capital assets	11,413	5,778	3,665
	- deferred costs	1,350	477	60
	Impairment – development costs	4,000	-	-
	Interest - long term debt	5,000	1,924	460
	- other	1,808	240	138
	Loss on disposal of capital assets	291	-	-
		(61,615)	**(41,132)**	**(26,645)**
Unusual Items				
	Proceeds from insurance claim	(9,300)	-	-
	Provisional liquidation costs (Note 1a)	1,656	-	-
		7,644	-	-
(Loss) earnings for the year before taxes and goodwill		(41,262)	1,456	17,149
	Recovery of income taxes	2,247	900	-
(Loss) earnings for the year before goodwill		(39,015)	2,356	17,149
	Goodwill amortization and impairment (Note 9)	(17,413)	(2,401)	(256)
Minority interest		400	-	-
Earnings (loss) for the year		(56,028)	(45)	16,893
	Accretion on equity component of exchangeable debentures	-	-	(276)
	Dividend	-	(1,406)	(758)
	Retained earnings at beginning of year as previously stated	5,098	5,497	(10,607)
	Change in accounting policy (Note 3f)	(6,845)	(5,793)	(5,548)
Retained earnings (deficit) – end of year		**(57,775)**	**(1,747)**	**(296)**

See accompanying notes to the consolidated financial statements

	$	$	$
Basic (loss) earnings per share for the period before goodwill	(0.49)	0.05	0.43
Basic (loss) earnings per share for the period after goodwill	(0.70)	0.00	0.42
Fully diluted (loss) earnings per share for the period	(0.70)	0.00	0.40
Dividend per share	0.00	0.03	0.02
Weighted average number of shares outstanding in thousands	**79,705**	**46,842**	**40,233**

Namibian Minerals Corporation
Consolidated Statements of Cash Flows
United States Dollars

<u>Statement 3</u>

For the 12 months ended 31 December		2001 $000	2000 $000 Restated	1999 $000 Restated
Cash resources provided by (used in)				
Operating activities	(Loss) earnings for the period	(56,028)	(45)	16,893
	Items not affecting cash			
	Amortization - capital assets	11,413	5,778	3,665
	- goodwill	2,413	2,401	256
	- deferred costs	1,350	477	60
	Impairment of goodwill	15,000	-	-
	Impairment of development costs	4,000	-	-
	Writedown of marketable securities	-	45	-
	Writedown of other assets	97	-	-
	Accretion on convertible loan and debentures	1,530	-	-
	Minority interest	(400)	-	-
	Gain on sale of marketable securities	-	(30)	(354)
	Loss on disposal of capital assets	291	-	-
	Income tax recovery	(2,329)	(900)	-
	Changes in non-cash working capital *(Note 17)*	(254)	6,740	1,942
	Net cash (used in) provided by operating activities	**(22,917)**	**14,466**	**22,462**
Investing activities	Development costs	-	(300)	(1,640)
	Capital assets – purchased	(597)	(49,989)	(14,304)
	Capital assets – sold	3,712	-	-
	Other assets – purchased	(11)	-	-
	Restricted cash	(5,795)	-	-
	Marketable securities – sold	51	30	413
	Acquisition of Ocean Diamond Mining Holdings Ltd	-	(2,623)	(31,630)
	Net cash used in investing activities	**(2,640)**	**(52,882)**	**(47,161)**
Financing activities	Share capital and warrants	20,996	1,946	10,812
	Bank overdraft	(1,171)	1,171	-
	Short term debt - advanced	6,541	-	-
	– repaid	(2,200)		
	Long term debt – advanced	-	21,921	31,061
	- repaid	(5,376)	-	-
	Convertible debentures	5,937	-	-
	Exchangeable debentures repayment	-	-	(280)
	Dividend payment	-	(1,406)	(758)
	Financing costs paid	-	(112)	-
	Net cash provided by financing activities	**24,727**	**23,520**	**40,835**
Net (decrease) increase in cash		(830)	(14,896)	16,136
	Effect of foreign exchange movement on cash balances	(1,004)	(743)	-
	Cash position – beginning of period	4,394	20,033	3,897
Cash position – end of period		**2,560**	**4,394**	**20,033**

Supplemental cash flow information (Note 17)

During the year ended 31 December 2001 the Company issued 37 727 273 common shares subscribed for by LL Mining Corporation BV ("LLM") for cash received of $15 million (note 14(e)), 850 000 shares in respect of fees due to Canaccord under an Agency Agreement (note 14 (d)), 3 257 568 common shares on the redemption of $1 059 000 Tranche 2 Convertible Debentures (note 14(d)), 827 523 (2000: 90 578) common shares by way of satisfaction of interest payable on the 6% exchangeable debentures (note 14(c)) and 9 475 758 upon exercise of special warrants (note 14(d)) for cash received of $2,733,131.

During the year ended 31 December 2001 the Company purchased a vessel, under capital lease for $6,874,462 (Note 7).

During the period to 31 December 1999 the Company acquired 92.5% of Ocean Diamond Mining Holdings Limited (ODM) by issuing 1,650,000 common shares at a deemed value of $5,363,000, 3,354,340 shares at a deemed value of $13,407,000 and payment of cash (net of cash acquired of $9,050,000) of $31,630,000. In the period to 31 December 2000, the Company increased the interest in ODM to 97.7% by issuing 228,104 common shares at a deemed value of $4 per share, and payment of cash of $2,623,000.

See accompanying notes to the consolidated financial statements.

1. Continuing operations

The Company, through its subsidiaries, is engaged principally in marine diamond exploration and mining off the coast of Namibia and marine diamond exploration off the coast of South Africa.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

On 7 January 2001, the Company's first mining tool, NamSSol was damaged. The cost of repair is estimated to be of the order of $1,500,000. These costs are the subject of an insurance claim with an excess on the claim of $250,000. Operating costs and loss of earnings were covered by a second insurance policy ("business interruption policy") for a period of up to 180 days, subject to an excess on the policy of 14 days, and up to maximum operating costs and loss of earnings of $67,500 per day. In October 2001 the Company received $9 million under the business interruption policy in respect of operating costs and loss of earnings arising from the damage to the NamSSol. The NamSSol mining unit is currently being repaired.

As a result of the damage to the NamSSol unit, the Company's financial position and liquidity deteriorated, which had the result of delaying commissioning of the Nam II mining unit. The Nam II mining unit is presently operating at full capacity.

a) Provisional liquidation of certain Southern African subsidiaries

In late February 2001, following the deterioration in the Company's financial situation, the Company placed some of its Southern African subsidiary companies into provisional liquidation under the laws of South Africa and Namibia. The Namibian companies were discharged from provisional liquidation on 7 May 2001. One of the South African subsidiaries, Pinette Investments (Pty) Ltd was discharged from provisional liquidation on 22 May 2001.

In relation to the remaining subsidiaries that had been placed in provisional liquidation, these were discharged from provisional liquidation on 24 July 2001 following the acceptance by creditors of offers of compromise in terms of Section 311 of the South African Companies Act, which were also sanctioned by the Court on this date.

In terms of the schemes of arrangement to 31 December 2001 the Company has paid:

(i) $2.45 million to give effect to the terms of the schemes of arrangement with creditors

(ii) $1 million of the proceeds received by the Company under its business interruption policy in respect of the damage to the NamSSol.

1 **Continuing operations** *(continued)*

In addition, in terms of the schemes of arrangement for Namco Project Management (Pty) Ltd and Namco South Africa (Pty) Ltd, the Company has undertaken to issue debentures in the amount of the difference between the sum of the creditor's claims proved and the aggregate amount of the dividend received by creditors under the scheme of arrangement. These debentures would be redeemable at the election of the Company on or before December 31, 2004, would be unsecured and would not bear interest. The debentures can be redeemed, at the instance of the Company, for common shares of the Company on notice at a price equal to the greater of (a) a weighted average market price of the common shares of Namco, or (b) $0.75 per share. The issuance of the common shares pursuant to the debentures would be subject to regulatory approval.

The receivers appointed under the schemes of arrangement are expected to distribute the final dividends including the debentures to creditors in March 2002.

b) Long-term Debt

As a result of the deterioration in the Company's financial position, the Company failed to effect in full a capital repayment due on the Investec Bank (Mauritius) Ltd loan at the end of January 2001. The failure to pay the capital repayment in full, together with the placing of some of the Company's Southern African subsidiaries into provisional liquidation, constituted breaches of the terms of the loan agreements with the Company's lenders. These breaches constituted events of default, which would have entitled the Company's lenders to demand repayment of the full amount of their loans outstanding. The lenders did not call an event of default and agreed to a moratorium until 30 September 2001, pending conclusion of an agreement with respect to rescheduling repayment of loans.

After the Company's lenders agreed to extensions of the moratorium period the Company concluded a rescheduling agreement with its lenders on 21 December 2001 (the Rescheduling Agreement) in terms of which capital repayments in respect of the Company loans are to re-commence from March 2003 until December 2008. Interest on the loans is to be serviced monthly by the Company. An accelerated repayment applies if the Company accumulates cash above a $5 million cash buffer, utilising the surplus cash above the cash buffer (the accelerator). Senior lenders are entitled to accelerate repayment utilising 50% of the cash above the cash buffer.

The MV Ivan Prinsep, over which the Company's senior lenders, Investec (Mauritius) Limited and KBC Bank NV, held a mortgage bond was sold for receipts of approximately $3,700,000, the proceeds of which were utilised to reduce the Company's debt position with these lenders.

Pending finalisation of payment under the business interruption policy in respect of the damage to the NamSSol the Company concluded a $6

1. Continuing operations *(continued)*

million bridging facility with LL Mining Corporation ("LLM"), a subsidiary of the Leveiv Group of companies, in September 2001. The facility was secured by way of a charge over the proceeds in respect of the business interruption claim and an assignment of the business interruption policy in favour of LLM. The amounts drawn down by the Company under this Facility have been fully repaid.

LLM made available $2 600 000 to the Company in the form of a credit facility ("the First Facility"). The Company drew down the full extent of this credit facility. The principal amount due under the credit facility was convertible at the election of LLM into the common shares of the Company, at a price of $0.33 per share. The credit facility was made available upon LLM receiving 15,151,515 warrants, exercisable at $0.33 per share over a period of two years. The terms of this facility have been amended (see note 13 and 22).

The Company concluded a $3 million bridging loan facility from LLM in November 2001 ("the LLM $3 million bridging loan"). Subsequent to 31 December 2001 this facility has been replaced by a $10 million facility which is discussed in note 22.

As at 31 December 2001 the Company has a working capital deficiency of $7,795,000 and long term debt outstanding of $54,730,000.

The Company's ability to meet its obligations and maintain its operations is contingent upon regaining profitable operations and in turn improving its cash flow position. The Company will need to raise additional funds. These factors create significant doubt as to the Company continuing as a going concern.

2 Directors

The directors of the Company at 31 December 2001 and at the date of signing the consolidated balance sheets are as follows:

A. Barboy
L. Geingos
A. Buxton
N. Woodyer
J. Kellerman
E. Nefussy

3. Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

These consolidated financial statements have been prepared in United States Dollars, the Company's functional currency.

The significant accounting policies used in these Consolidated Financial Statements are as follows:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries ("the Group"). The principal subsidiaries (wholly-owned unless indicated otherwise) are as follows:

- Namco BV, Netherlands
- Namco Mark II Limited, United Kingdom
- Namco Services Limited, United Kingdom
- Namco (UK) Limited, United Kingdom
- Namibian Minerals Corporation Limited, United Kingdom
- Namibian Minerals Corporation Limited, Gibraltar
- Namco (Gibraltar) Limited, Gibraltar
- Island Diamonds Limited, Namibia (97.7%)
- Namco Maritime (Pty) Ltd, Namibia
- Namco Namibia (Pty) Limited, Namibia
- Namibian Oil and Minerals Corporation (Pty) Ltd, Namibia
- Ocean Diamond Mining of Namibia (Pty) Ltd, Namibia (97.7%)
- NMS Management Services (Pty) Limited, Namibia
- Inshore Diamond Mining (Pty) Limited, South Africa (97.7%)
- Namco Project Management (Pty) Ltd, South Africa
- Namco (Pty) Ltd, South Africa
- Namco Exploration South Africa (Pty) Ltd
- Namco Holdings SA (Pty) Ltd, South Africa
- Namco Mark II Charterers (Pty) Ltd, South Africa
- Namco Properties (Pty) Ltd, South Africa
- Namco South Africa (Pty) Limited, South Africa
- ND Charterers (Pty.) Ltd, South Africa
- Ocean Diamond Mining Southern Africa Limited, South Africa (97.7%)
- ODM Holdings Ltd, South Africa (97,7%)
- Pinette Investments (Pty) Limited, South Africa
- Solid Pump Co (Pty) Ltd, South Africa (97,7%)

b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Significant accounting policies *(continued)*

c) Cash

Cash includes short term money market instruments with terms to maturity at the date of issue not exceeding ninety days.

d) Inventories

Inventories are valued at the lower of cost and net realisable value. Diamond inventory is costed at the average cost of production and supplies inventory is costed at actual cost on a first in first out basis.

e) Marketable securities

Marketable securities are carried at the lower of cost and market value.

f) Exploration and development costs

Exploration costs

Effective 1 October 2001, the Company changed its accounting policy with respect to exploration expenditure, from deferring them until the viability of a project was determined, to charging them to income as incurred. Under the new policy, only expenditure incurred on properties identified as having development potential are capitalized as development costs.

This change, which has been applied retroactively with restatement of prior years' financial statements decreased net earnings for the year by $ nil (2000: $1,052,000; 1999: $245,000) and earnings per share by $ nil (2000: $0.02; 1999: $0.01) and, as at 31 December 2001, decreased exploration and development costs and retained earnings by $6,845,000.

Development Costs

Development costs are capitalized and reviewed regularly by management for impairment. Any resulting writedowns are charged to earnings. Once mining commences development costs are reclassified to mineral properties and amortised on a unit-of-production basis over the estimated reserves. The unit-of-production is carats mined.

g) Goodwill

Goodwill arising on acquisitions is amortized on the straight-line basis over fifteen years. Management regularly reviews the carrying value of goodwill for impairment in value utilising discounted estimates of future cash flows. Any resulting write-downs are charged to earnings.

3. Significant accounting policies *(continued)*

In accordance with the new accounting recommendations of the CICA Handbook the Company's acquisition accounting will be re-examined and goodwill reassessed. Effective 1 January 2002, goodwill relating to acquisitions will not be amortized but will be subject to a periodic assessment of impairment.

h) Exchangeable and convertible debentures

The fair value of the exchangeable and convertible debentures is estimated using discounted cash flow analysis based on borrowing rates currently available for similar terms and maturities. The exchangeable and convertible debentures have been segregated into their debt and equity components. The financial liability component, representing the present value of the future interest payments is included in long term debt. The remaining component, representing the value ascribed to both the holders' option to convert the principal balance into common shares and the Company's right to pay the principal amount of the instrument into common shares, is classified in shareholders' equity as equity component of exchangeable debentures. These components are measured at their respective fair values at the dates the exchangeable debentures were originally issued.

The current fair value of the debt component approximates its fair value due to the short-term maturity and the market interest rate.

i) Fair value of financial instruments

The Company believes based upon current information that the carrying value of the Company's cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and bank overdraft approximates fair value. The accounts payable for Companies previously in liquidation are to be settled with a non-interest bearing debenture which has a fair value of $2,336,000 (Note 1a). The estimated fair values of debt, except as described in note 12, which approximate carrying value, are estimated by discounting cash flows using current market rates available for debt with similar terms and maturity.

Cash Flow Risk
The Company is subject to interest rate cash flow risk on its long-term debt since a significant portion of these liabilities bear interest at floating rates.

Financial Risk
Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

3. Significant accounting policies *(continued)*

j) Foreign currency translation

The accounts of the Company are expressed in United States dollars. Effective 1 October 2001, the Company's foreign operations adopted the United States dollars as its functional currency. Foreign currency monetary assets and liabilities are translated into United States dollars as the exchange rates in effect at the balance sheet dates.

Other balance sheet items and revenues and expenses are translated at the rate prevailing on the respective transaction dates. Translation gains and losses are now included in income.

Previously, the Company's foreign operations were translated using the current rate method whereby adjustments arising from this translation were deferred and recorded under a separate component of Shareholders' Equity. These deferrals are included in income only when a reduction in the investment in these foreign operations is realized.

k) Revenue recognition

Revenue is recognized on confirmation of payment being made, at which time the diamonds are released.

l) Amortization

The Group records capital assets at cost and provides for amortization on the following basis:

Buildings	-	straight-line over 40 years
Furniture & office equipment	-	straight-line over 3 to 6 years
Leasehold improvements	-	straight-line over 5 to 10 years
Mineral properties	-	unit-of production basis over the estimated reserves
Motor vehicles	-	straight-line over 3 to 5 years
Plant & machinery	-	straight-line over 1 to 10 years
Vessels	-	straight-line over 4 to 10 years

m) Earnings (loss) per share

As of 1 January 2001, the Company retroactively adopted the treasury stock method for the calculation of fully diluted earnings per share in accordance with a new Canadian Institute of Chartered Accountants accounting standard. As a result of this change, fully diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive. The impact of this change in accounting policy on the current and comparative fully diluted earnings per share was not material.

3. Significant accounting policies *(continued)*

n) Stock based compensation plans

The Company has one stock-based compensation plan, which is described in note 14(f). No compensation expense is recognised for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

o) Income taxes

The Company accounts for income taxes using the future income tax method of accounting. Under this method future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

p) Valuation of warrants and conversion privileges

The fair value of warrants and conversion privileges have been determined using an option pricing model assuming no dividends are to be paid, vesting occurring evenly through to the expiry date, a weighted average volatility of the Company's share price of 79% to 100% and a weighted average annual risk free interest rate of 5.23% (31 December 2000 – 5.97%; 31 December 1999 – 5.43%).

4. Inventories

	As at 31 December 2001 $000	As at 31 December 2000 $000
Diamonds	2,593	2,400
Supplies	897	3,675
	3,490	**6,075**

5. Marketable securities

The mid-market quoted value of the marketable securities as at 31 December 2000 was $51,000.

6. Development costs

(a) Namibia and South Africa

The Group holds the rights as specified on the following off-shore mineral properties:

Concession/Grant	Description	Type of License	Group interest in Concession/Grant
Mining Licences – Namibia			
14/2/3/2/36A-J (inclusive)	Mining Licence 36	Diamond mining rights	100%
14/2/3/2/51	Mining Licence 51	Diamond mining rights	100%
14/2/3/2/103A	Mining Licence 103A	Diamond mining rights	100%
Prospecting Licences – Namibia			
14/2/1/4/2/2027A-I (inclusive)	2027 Grant	Diamond prospecting rights	100%
14/2/1/4/2/1946	Luderitz Bay Grant	Diamond prospecting rights	100%
14/2/1/4/2/1950	Hottentot Bay Grant	Diamond and phosphorite prospecting rights	100%
14/2/1/4/2/2002	2002 Grant	Diamond and phosphorite prospecting rights	100%
14/2/1/4/2/2490	Block A	Diamond prospecting rights	65%
14/2/1/4/2/2501	Block L	Diamond prospecting rights	50%
14/2/1/4/2/2469-73 (inclusive)	Skeleton Grants	Diamond prospecting rights	100%
14/2/1/4/2/2474	Conception Grant	Diamond prospecting rights	100%
Prospecting Licences – South Africa			
6c	6c Concession	Precious stones prospecting rights	50.01%
7b	7b Concession	Precious stones prospecting rights	100%
12b	12b Concession	Precious stones prospecting rights	100%
14c	14c Concession	Precious stones prospecting rights	50.01%

During the year ended 31 December 2001, mining took place in Mining Licenses 36 and 51. Exploration is on-going.

Development costs to date are allocated between grants and concessions as follows:

	As at 31 December 2001 $000	As at 31 December 2000 $000
Mining Licence 103A	8,605	8,605
Less: Impairment	(4,000)	-
	4,605	**8,605**

7. Capital assets

The major categories of capital assets and related accumulated amortization are as follows:

	Cost	Accumulated Amortization	As at 31 December 2001 Net Book Value	As at 31 December 2000 Net Book Value
	$000	$000	$000	$000
Furniture & office equipment	1,370	900	470	1,636
Land & buildings	1,367	119	1,248	1,488
Leasehold improvements	226	128	98	360
Mineral properties	41,309	7,203	34,106	36,822
Motor vehicles	234	187	47	88
Plant & machinery	60,841	12,044	48,797	60,769
Vessels	9,763	2,391	7,372	8,277
	115,110	**22,972**	**92,138**	**109,440**

The Company at 31 December 2001 had commitments totaling $1,200,000 (2000: $1,590,000) for repair and modification to the NamSSol mining tool and *MV Kovambo*.

Vessels include a vessel under a capital lease with a cost of $6,874,462 (2000: $ nil) and with accumulated depreciation of $1,288,962 (2000: $ nil).

8. Deferred Costs

Deferred costs are as follows:

	Cost	Amortization	As at 31 December 2001 Net Book Value	As at 31 December 2000 Net Book Value
	$000	$000	$000	$000
Deferred financing fees				
KBC Bank NV	300	174	126	225
Tranche 1	790	297	493	-
Tranche 2	986	330	656	-
Rescheduling fee	893	-	893	-
Warrants				
Investec Bank	500	500	-	208
KBC Bank NV	350	310	40	200
Shipowner	295	186	109	-
6% Exchangeable debenture	70	70	-	70
	4,184	**1,867**	**2,317**	**703**

Deferred financing fees arise from costs relating to raising finance on the KBC Bank NV loan, Tranche 1 and Tranche 2 convertible debentures. The financing fees are being amortized over the period of the loans.

The deferred cost relating to warrants arise from the issuance of warrants to KBC Bank NV and shipowners. The warrants are being amortized over varying periods to maturity.

8. Deferred Costs *(continued)*

The exchangeable debentures charge arose from the extension of the exercise period of the debenture to 4 December 2001 and has been amortized over one year.

9. Goodwill

	As at 31 December 2001 $000	As at 31 December 2000 $000
Goodwill	35,814	35,814
Less: Accumulated amortization	(5,129)	(2,716)
Impairment	(15,000)	-
	15,685	**33,098**

As part of a review of the Company's financial results management performed an assessment of the carrying values of its goodwill. This assessment was performed pursuant to the Company's significant operational setbacks in 2001, the decline in diamond prices over the past 12 months and the re-financing of the Group since the withdrawal of a number of the Company's subsidiaries from provisional liquidation.

As a result of the assessment, the Company recorded an impairment of $15 million against goodwill.

The fair value of goodwill was determined based on discounted future cash flows of the group over a period of 10 years. The assumptions supporting the estimated future cash flows, including the discount rate reflect management's best estimate.

10. Accounts payable and accrued liabilities

	As at 31 December 2001 $000	As at 31 December 2000 $000
Trade payables and accruals	4,840	10,524
Amounts due to employees	657	-
Accrued interest	1,308	893
Other	355	680
	7,160	**12,097**

11. Restricted cash

	As at 31 December 2001 $000	As at 31 December 2000 $000
Bank deposit against guarantee	5,000	-
Deposit in escrow	639	-
Pledge Account	156	-
	5,795	-

The *MV Ya Toivo*'s charter fees and the *MV Zacharias* charter fees have been guaranteed by deposits in a bank account and escrow account respectively. The pledge account comprises mainly letters of credit.

12. Long term debt

	As at 31 December 2001 $000	As at 31 December 2000 $000
Financing agreement with Investec Bank (Mauritius) Limited	4,227	8,571
Financing agreement with HSBC Equator Bank plc and Nedcor Bank Ltd	23,125	23,589
Financing agreement with Investec Bank (UK) Ltd and KBC Bank NV	21,015	21,500
Commercial Bank of Namibia	830	-
Lease obligation with Sea Truck	6,190	-
Other long term debt	356	585
Total long term debt	55,743	54,245
Less: current portion	(1,013)	(16,535)
Long term debt	54,730	37,710

The long term debt with Investec Bank (Mauritius); HSBC; Nedcor Bank; Investec Bank (UK); KBC Bank and Commercial Bank of Namibia was rescheduled under a Rescheduling Agreement whereby capital repayments are to recommence from March 2003 until December 2008 (note 1). In terms of Rescheduling Agreement the interest rate payable on these loans is LIBOR plus a margin of 3.5% provided that:

i) the Nedcor Bank Ltd loan of $21 250 000 will revert to 6.75% on 1 April 2003.
ii) the Commercial Bank of Namibia loan interest rate is payable at the bank's prime overdraft rate plus a margin of 3.5%.

Security has been granted to the lenders by way of a pledge and cession of shares and loan accounts by certain of the Company's subsidiaries and a charge over all the group's assets with the exception of the assets secured in favour of the Leviev Group (note 13).

12. Long term debt *(continued)*

All long term debts are denominated in United States dollars with the exception of the debt due to the Commercial Bank of Namibia which is denominated in Namibian dollars.

The Company estimates the fair value of the fixed rate portion of the HSBC loan using discounted cash flows assuming a borrowing rate equal to the variable rate portion of the loan equal to the one month LIBOR rate plus 3.5%.

	As at 31 December 2001 $000	As at 31 December 2000 $000
Carrying value	21,250	21,250
Fair Value	22,975	20,436

The fair value of the remaining long-term debt is estimated to approximate its fair value at 31 December 2001 and 2000.

The Company and Sea Truck entered into a charter agreement in respect of the *MV Zacharias* which includes an obligation on the Company to purchase the *MV Zacharias* by no later than the end of March 2003 for an amount of $5 million. For the purpose of calculating the Company's long term debt this charter agreement has been treated as a capital lease. The lease is repayable in installments of $3 500 per day until March 2003. The lease is secured by funds entered into escrow (note 11) and a guarantee by a subsidiary company. The lease bears interest at 5.5 % per annum. Included in the total future payments under this lease of $1,277,000 in 2002 and $5,315,000 in 2003 are financing costs of $396,966. Interest expense on this lease during the year ended 31 December 2001 totalled $278,095 (2000: $ nil; 1999: $ nil).

Minimum capital repayments of long-term debt for the next five years are as follows:

2002 - $1,013,000
2003 - $11,520,000
2004 - $6,501,000
2005 - $7,721,000
2006 - $9,752,256

13. Short term debt from shareholders

	As at 31 December 2001 $000	As at 31 December 2000 $000
Convertible loan	2,278	
Bridging Finance	2,552	-
	4,830	-

LLM made available the first facility of $2.6 million which bears interest at 10% per annum and is due to be repaid in June 2002. The loan is not secured but can be converted, at the option of the LLM, into common shares of the Company at an exercise price of $0.33 per warrant. In addition the Company issued to the lender 15,151,515 common share warrants exercisable at any time prior to 31 March 2003. The principle amount of $2.6 million has been apportioned as follows: short-term debt $1,790,000 and $810,000 to warrants and conversion privileges. The debt component of the convertible loan will be accreted to the $2,600,000 maturity value of the instrument through the recording of additional interest expense over the term of the convertible loan. The terms of the first facility have been amended (note 22(b)).

LLM has also supplied $2,552,000 loan to the Company as bridging finance under the LLM $3 million bridging loan. Interest is payable at 10% per annum. The bridging finance is secured by the plant and wirth drill on board of the *MV Zacharias* and the plant, machinery and the launch and recovery system on board of the *MV Kovambo*. The loan has been replaced by a $10 million facility (note 22(a)).

14. Share capital

a) Details of the Company's issued and outstanding shares are as follows:

Undiluted Share Position at 31 December 2001

	Issued and Fully Paid	Amount $000
Balance at 31 December 1998	**37,868,510**	**53,834**
Employee share bonus and purchase plan	9,900	3
Exercise of options	37,166	73
Exercise of exchangeable debenture	85,550	385
Issuance of shares for subsidiary	5,004,340	18,770
Private placement	2,721,852	10,737
Balance at 31 December 1999	**45,727,318**	**83,802**
Employee share bonus and purchase plan	3,200	1
Exercise of options	63,375	189
Exercise of exchangeable debentures	447,776	2,015
Redemption of exchangeable debenture	732,326	1,206
Issuance of shares for a subsidiary	228,104	912
Warrants	400,000	2,044
Balance at 31 December 2000	**47,602,099**	**90,169**
Shares issued in period		
Tranche 1 Special Warrants (d)	9,475,758	2,733
LLM Investment (e)	37,727,273	13,873
Canaccord fee (d)	850,000	280
Converted debentures (d)	3,257,568	1,059
Issuance of shares for 6% exchangeable debentures interest	827,523	124
Outstanding share capital at 31 December 2001	**99,740,221**	**108,238**

The authorized share capital of the Company is an unlimited number of common shares of no par value.

Fully Diluted Share Position at 31 December 2001

	No of Shares	
Outstanding share capital at 31 December 2001		**99,740,221**
Canaccord Placements (Tranche 1 and 2)		
Tranche 1 of the Private Placement, (23 March 2001)		
Tranche 1 Convertible Debenture	19,009,091	
Tranche 1 Warrants	14,242,424	
Tranche 1 Broker Warrants	2,848,485	36,100,000
Tranche 2 of the Private Placement (30 April 2001)		
Tranche 2 Convertable Debenture	4,621,212	
Tranche 2 Warrants	3,939,394	
Tranche 2 Broker Warrants	787,879	
LLM investment		
Warrants	18,863,636	
Conversion of entire credit facility	7,878,788	
Credit facility warrants	15,151,515	41,893,939
Shipowner warrants		1,000,000
Other common shares issuable		*3,705,000
		191,787,645

*

Options	2,200,000
Exchangeable Debentures	775,000
Warrants	500,000
Warrants	230,000
	3,705,000

14. Share capital *(continued)*

b) Warrants and Conversion Privileges

Details of the Company's warrants and conversion privileges are as follows:

	As at 31 December 2001 $000	As at 31 December 2000 $000
Warrants		
KBC Bank NV	350	350
Investec Bank (Mauritius) Limited	-	56
Tranche 1	1,349	-
Tranche 2	559	-
LLM – warrants	542	-
Shipowner warrants	295	-
Conversion privileges		
Tranche 1	728	-
Tranche 2	145	-
LLM – convertible loan	268	-
	4,236	**406**

c) 6% Exchangeable Debentures

The debentures are exchangeable at the option of the debenture holder into common shares of the Company at a conversion price of $2 until 4 December 2002. By agreement the maturity period was extended from 4 December 2001 to 4 December 2002 without affecting the existing terms. The Company may redeem the debentures on or after 4 December 1998 at par plus accrued and unpaid interest only if the weighted average price at which the common shares have traded on NASDAQ during 30 consecutive trading days, ending not more than five days prior to the giving of notice of redemption, is at least $6.50. The Company may satisfy the obligation to pay the principal amount of the debentures on redemption or at the maturity date by issuing common shares at a conversion price of 95% of the weighted average price of the common shares on NASDAQ for 30 consecutive trading days ending not more than five days prior to redemption or maturity. The Company may, at its own discretion, satisfy the obligation to pay the interest amount on the debentures in cash or by issuing common shares at a conversion price of the weighted average price of the common shares on NASDAQ for 30 consecutive trading days ending not more than five days prior to the payment date. The agent's fee payable was 6% of the principal amount of the debentures, settled by the issuance of 48,000 common shares at a conversion price of $3.75 per common share and $120,000 in cash. The interest rate on the debentures was increased at the end of 2000 from 6% to 8%.

To 31 December 2001, $3,450,000 of the debentures have been converted with the issuance of 1,175,074 shares.

The remaining equity component (31 December 2001: $1,550,000) represents the value ascribed to both the holders' option to convert the principal into common shares and the Company's right to pay the principal amount of the debentures in cash or common shares.

14. Share capital *(continued)*

d) Canaccord Private Placements

On 23 March 2001, the Company raised $9,400,000 by way of a private placement. Canaccord Capital Corporation ("Canaccord") sold 9,475,758 special warrants (the "Tranche 1 Special Warrants") for total proceeds of $3,120,000 and $6,273,000 in principal amount of 10% special notes with a term of two years (the Tranche 1 Special Notes).

Immediately following their sale, each Tranche 1 Special Warrant was exchanged into one common share and one half of one warrant for no additional consideration.

Immediately following their sale, the Tranche 1 Special Notes were exchanged for no additional consideration for an equivalent principal amount of convertible debentures (the "Tranche 1 Convertible Debentures") and half a warrant for every $0.33 of principal amount of Tranche 1 Special Note. The Tranche 1 Convertible Debentures are exercisable until 23 March 2003 and are convertible into common shares of the Company at a conversion price of $0.33 per share. The principal amount of the Tranche 1 Special Note has been apportioned as follows: long term debt of $4,196,000, warrant rights of $1,349,000 and conversion privileges of $728,000. These components have been measured at their respective fair values on the date the Tranche 1 Special Notes were issued. The warrants issued pursuant to the conversion of the Tranche 1 Special Warrants and the Tranche 1 Special Notes are each exercisable over a period of three years from the date of conversion and are convertible into one common share at an exercise price of CAD$0.60 per share. A total of 14,242,424 common shares are issuable in connection with these warrants.

On 30 April 2001 Canaccord sold $2,600,000 in principal amount of 10% special notes (the "Tranche 2 Special Notes") by way of a private placement to investors for aggregate gross proceeds of $2,600,000 (costs of placement were $986,000). The Tranche 2 Special Notes were immediately exchanged for no additional consideration for an equivalent principal amount of convertible debentures (the "Tranche 2 Convertible Debentures") and half a warrant for every $0.33 of principal amount of Special Note. The Tranche 2 Convertible Debentures are exercisable until 30 April 2003 and are convertible into common shares of the Company at a conversion price of $0.33 per share. The principal amount of the Tranche 2 Special Notes has been apportioned as follows: long term debt of $1,740,000, warrant rights of $559,000 and conversion priviledge of $301,000. These components have been measured at their respective fair values on the date the Tranche 2 Special Notes were issued The warrants issued pursuant to the conversion of the Tranche 2 Special Notes are each exercisable over a period of three years. A total of 3,939,394 common shares are issuable in connection with these warrants.

The holders of Tranche 1 Convertible Debentures have the right to nominate two representatives to the board of directors of the Company.

An affiliate of Canaccord was paid a corporate finance fee in the form of 850,000 shares at a value of $0.33 per share of the Corporation.

14. Share capital *(continued)*

Canaccord was issued common share purchase warrants (the "Tranche 1 Broker Warrants" and "Tranche 2 Broker Warrants") on the same terms as the warrants above allowing it to acquire up to 10% of the common shares issuable pursuant to the Tranche 1 Special Warrants, the Tranche 1 Special Notes and the Tranche 2 Special Notes. A total of 3,636,363 common shares are issuable in connection with Canaccord's compensation.

During the year ended 31 December 2001, $1,059,000 Tranche 2 Convertible Debentures have been converted into common stock of the Company at a conversion price of $0.33.

The costs of placement have been apportioned between the Tranche 1 Special Warrants and Tranche 1 Special Notes in proportion to their gross value. The costs of $790,000 and $986,000 associated with the Tranche 1 Special Notes and Tranche 2 Special Notes, respectively have been taken as a deferred financing fee to be amortized over the life of the Tranche 1 Convertible Debentures and Tranche 2 Convertible Debentures, respectively. The terms of the Convertible Debentures and Warrants have been amended as described in Note 22(c).

e) Investment by LLM

LLM subscribed for common shares, accompanied by warrants, as follows:

(i) 22,727,272 common shares at a price of $0.33 per share, for proceeds of $7,500,000, along with 11,363,636 warrants, each convertible into one common share of the Company until 30 April 2004 at a price of $0.40 per share; and

(ii) 15,000,000 common shares at a price of $0.50 per share for proceeds of $7,500,000, along with 7,500,000 warrants, each convertible into one common share of the Company until 30 April 2004 at a price of $0.50 per share.

Total funds subscribed were $15,000,000 (costs of placement were $1,127,000).

At 31 December 2001 LLM held 37.8% of the outstanding common shares of the Company, prior to the exercise of any convertible debentures or warrants.

f) Options granted and outstanding

The Company has one fixed stock option plan. Under the Employee Stock Option Plan, the Company may grant options to its eligible employees for up to 4,200,000 shares of common stock. Under the plan, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options are granted at the directors' discretion in accordance with the specific terms of the stock option agreement entered into between the Company and the eligible employee.

14. Share capital *(continued)*

A summary of the status of the Company's fixed stock option plan as at 31 December 2001 and changes in the period are presented below:

No. of options Outstanding	Exercise price $	Expiry date	Exercisable at 31 December 2001
1,740,000	2.75	04.03.2004	1,305,000
200,000	3.25	27.05.2004	150,000
100,000	2.35	08.08.2005	62,500
60,000	0.50	17.04.2006	30,000
100,000	0.50	30.06.2004	100,000
2,200,000			**1,647,500**

Changes in fixed stock option plan in the three financial periods ending 31 December 2001 are as follows:

	For the 12 Months Ended 31 December 2001	Weighted Average Exercise price	For the 12 Months Ended 31 December 2000	Weighted Average Exercise price	For the 12 Months Ended 31 December 1999	Weighted Average Exercise Price
Outstanding at the beginning of the period	3,462,625	$2.85	3,354,500	$2.88	2,190,000	$3.63
Granted	160,000	$0.50	364,500	$2.73	2,950,000	$2.86
Exercised	-	-	(63,375)	$3.01	(37,166)	$1.97
Expired	(272,000)	$2.95	(193,000)	$3.06	(1,748,334)	$3.80
Cancelled on leaving	(1,150,625)	$2.91				
Outstanding at the end of period	**2,200,000**	$2.21	**3,462,625**	$2.85	**3,354,500**	$2.88

g) Shipowner Warrants

In order to ensure that the owner of the *MV Ya Toivo* supported the refinancing efforts of the Company, at 31 December 2001, the Company has issued 1,000,000 warrants (2000: Nil; 1999: Nil), each exercisable over a period of 12 months from 1 April 2001 to acquire one common share at a price of $0.50 per share. The fair value of these warrants is being deferred and amortized over a period of 12 months.

h) Employee share bonus and purchase plan

Under the employee share bonus and purchase plan up to 200,000 shares are reserved for issuance to employees. Issuances of nil common shares under the plan have taken place during the year ended 31 December 2001 (2000: 13,100). The employees who had elected to participate in the share purchase plan have been repaid monies that had been paid by them to acquire shares, following the provisional liquidation of the Company's subsidiaries.

14. Share capital *(continued)*

i) Warrants

Under the KBC loan, 500,000 warrants which are each convertible into one common share at an exercise price of $7.00, were issued. The warrants are exercisable for a two year period to 5 April 2002. Also, 230,000 warrants were issued with an exercise price of $4.00 per common share and are exercisable, for a three year period to 27 September 2004.

15. Income taxes

The Competent Authorities of Revenue Canada and the United Kingdom Inland Revenue have determined that as of 19 October 1993, the Company's tax residency moved from Canada to the United Kingdom.

A reconciliation of the income tax benefit (provision) with amounts determined by applying the statutory income tax rates of the United Kingdom to the consolidated income (loss) before income taxes for completed financial periods is as follows:

	For the 12 Months ended 31 December 2001 $000	For the 12 Months ended 31 December 2000 $000	For the 12 months ended 31 December 1999 $000
Earnings (loss) for the period before tax	(58,675)	(945)	16,893
Income tax recovery (provision) at statutory rates	17,603	284	(5,068)
Adjustments			
Foreign tax rates	9,205	1,321	(4,027)
Permanent differences	(644)	(197)	68
Tax benefit of losses not recognized in current period	(23,917)	(508)	-
Application of loss carry forwards	-	-	9,027
Income tax recovery	**2,247**	**900**	**-**

The Company's future tax items are as follows:

	As at 31 December 2001 $000	As at 31 December 2000 $000
Future income tax assets		
South Africa and Namibia	30,895	13,750
UK	18,063	748
Total future income tax assets	48,958	14,498
Valuation allowance	(37,341)	(8,305)
	11,617	6,193
Future income tax liabilities	(24,003)	(20,908)
	(12,386)	**(14,715)**

15. Income taxes *(continued)*

At 31 December 2001, In South Africa and Namibia, the Group has income tax losses of not less than $55,869,000 (2000: $29,000,000) available to reduce future taxable income which can be carried forward indefinitely. Losses available for carry forward in the United Kingdom are approximately $48,439,000 (2000: $2,500,000) which can be carried forward indefinitely.

16. Non-controlling interest

Non-controlling interest represents the interests in the net assets of Ocean Diamond Mining Holdings Limited not owned by the Company.

	As at 31 December 2001	As at 31 December 2000
	$000	$000
Balance at start of the period	400	1,300
Reduction in the period	(400)	(900)
Balance at end of the period	-	**400**

17. Changes in non-cash working capital

	For the 12 months ended 31 December 2001 $000	For the 12 months ended 31 December 2000 $000	For the 12 months ended 31 December 1999 $000
Accounts receivable	774	(11)	1,536
Prepayments	(104)	299	(398)
Inventories	2,585	(796)	(2,651)
Accounts Payable for companies in liquidation	3,420	-	-
Accounts payable and accrued liabilities	(4,937)	3,473	3,231
Advance receipt on inventory sales	(2,640)	4,250	-
Effect of foreign exchange movement	648	(475)	224
	(254)	**6,740**	**1.942**
Supplemental disclosure of cash flow information:			
Cash receipts for interest	248	789	632
Cash payments for interest – long term debt	5,000	2,385	154
Cash payments for interest - other	278	-	-
Cash payments for taxes	4	-	-

18. Segmented information

The Company operates in one industry segment, diamond mining. A significant proportion, approximately 95% of the long lived assets which include capital assets and exploration and development costs are utilized in the Namibian operations. The remaining 5% of long- lived assets are located in the UK and South Africa.

Cash and marketable securities are principally held within the corporate group in Europe.

Diamond production from the Namibian operations is sold by the Company in Europe. There are no other significant sources of revenue for the Company.

19. Commitments

Commitments are reflected elsewhere in these financial statements except that the Company, through wholly owned subsidiaries, is committed to the chartering of three vessels:

a) the *MV Kovambo* for five years as from 30 September 1997 at an annual cost of approximately $4,325,000 from 2001 the annual cost was reduced to $2,317,750;

b) the *MV Ya Toivo* from mid 2000 for five years at an annual cost of approximately $5,900,000. Following the events detailed in Note 1, the Company has put in place a bank guarantee for $5,000,000 to secure the obligations to the vessel owner.

c) The *MV Zacharias* as detailed in note 12.

20. Related party Transactions

The company entered into a marketing agreement with LL Diamonds Ltd ("LLD"), a company related to LLM and part of the Leviev group of companies, on 30 March 2001 whereby it granted LLD the exclusive right to purchase and be the sole distributor of the Company's diamonds for a maximum period of 15 years. As consideration for the diamonds purchased from the Company, LLD is obliged to pay the current market price for diamonds of the same quality mix type ("the current market price") less a discount of 3.5% on gross value. Determination of the current market price is determined using the following progressive alternative mechanisms:

i) By agreement; alternatively
ii) by a mutually appointed evaluator; alternatively
iii) by way of a window operation mechanism whereby the Company obtains tenders in the Antwerp market to purchase up to a representative 10% of annual diamond production.

For the year ended 31 December 2001, $4,393,416 of diamond sales were concluded in terms of the above mentioned marketing agreement.

21. Matters outstanding with regard to the general offer for ODM

At the end of 1999 the Company was appealing two related matters before the Securities Review Panel ("SRP") in South Africa which could have led to an additional maximum amount payable on the acquisition of ODM of approximately $6,500,000.

The Company was successful in these appeals. The decision of the SRP was final. Subsequently, Trans Hex Group Limited has launched an application to have this decision reviewed. This application was to be opposed by the Company. The matter is pending and any final decision is unlikely in 2002.

22. Subsequent Events

a) In January 2002, the Company concluded a further $10 million facility with LLM which replaces the LLM $3 million bridging facility (note 13). The $3 million facility has been fully drawn down. The $10 million facility is convertible into shares of the Company at the instance of LLM and the capital is repayable monthly from 31 January 2004 to 31 December 2008. The accelerator applies to the loan. LLM are entitled to accelerate repayment of the loan and the First LLM loan (see below) utilising 12.5% of cash above the cash buffer. The loan is secured by:

   (i) A cession of the charter agreement in respect of the *MV Zacharias*
   (ii) A charge over the assets aboard the *MV Zacharias*
   (iii) A charge over the process plant aboard the *MV Kovambo*
   (iv) A mortgage bond over a residential property in Namibia
   (v) A second mortgage bond over property in Cape Town, South Africa

b) The First LLM Facility has been rescheduled. The capital and interest is repayable on the same terms as for the convertible debentures. The conversion price on the loan has also been reduced from $0.33 to $0.22. The accelerator also applies (see above). LLM has waived its entitlement to 30 million warrants already granted to it under the investment and a portion of the warrants granted to it under the First LLM Facility.

c) The Company has concluded rescheduling the terms of convertible debentures issued in March 2001 (Tranche 1) and April 2001 (Tranche 2) of $7,798,000. Cumulative interest at 10% will be repayable in June 2003 and thereafter by way of bi-annual payments. The maturity date has been extended to 23 September 2008 and 30 October 2008 for Tranche 1 and Tranche 2 respectively. The principal is to be repaid in 10 equal 6 monthly installments commencing 23 March 2004 and 30 April 2004 and finishing 23 September 2008 and 30 October 2008 for Tranche 1 and Tranche 2 respectively. The conversion price of the convertible debentures was reduced from $0.33 to $0.22. The accelerator also applies in respect of the convertible debentures in terms of which repayment is to be accelerated utilising 1% of cash above the cash buffer for each $1 million of principal amount of the debentures.

Exhibit 5

All financial information is reported in United States Dollars unless otherwise stated.

OVERVIEW

The Company suffered a critical operational set back in January 2001 when an accident occurred to its NamSSol mining system, which adversely effected the Company's cash flow. The deterioration in the Company's financial position resulted in the Company breaching the terms of its loans with senior lenders. The Company attempted to agree to moratorium terms with its senior lenders, but when such terms could not be agreed, significant new financing through Canaccord Capital was withdrawn.

Several of the Company's Southern African subsidiaries were placed in provisional liquidation in late February 2001. In March 2001, the Company managed to reach accord with its senior lenders and was subsequently able to raise $27 million in financing. This included a $15 million subscription from LL Mining Corporation BV (LLM), which has become the Company's major shareholder.

By August 2001, the Company's subsidiaries that had been placed in provisional liquidation in February 2001 were discharged from provisional liquidation. Five of these subsidiaries were discharged from provisional liquidation through schemes of arrangement in terms of the South African Companies Act, which were accepted by creditors of these companies and sanctioned by the Courts. The Company's mining vessel, the *MV Ya Toivo*, recommenced operations in April 2001, and the *MV Namibian Gem*, resumed production in August 2001. Mining exploration with the Namdrill sampling system onboard the *MV Zacharias* commenced in September 2001 to extend the Company's diamond resources.

In July 2001, the Company developed a recovery programme, which included as its objectives rescheduling of its debt, raising of additional financing from LLM, increasing production and settling its business interruption insurance claim arising from the accident to the NamSSol mining tool. The Company has to date met the objectives of its recovery programme in that:

- It has rescheduled its debt with its senior lenders.
- It has rescheduled the repayment terms to holders of convertible debentures that were placed as part of the Company's fund raising initiatives in March and April of 2001.
- It has rescheduled the terms of a $2.6 million loan that it concluded with LLM in June 2001.
- The Company has concluded a $10 million loan facility with LLM.
- The Company has maintained budgeted mining production levels and has commenced and continues to conduct sampling in order to increase the Company's diamond resources.
- The Company received $9 million following the success of its business interruption insurance claim.

Both the rescheduling agreement with the Company's senior lenders and the $10 million loan facility with LLM are subject to the fulfillment of certain procedural and documentary conditions. The Company is in the process of fulfilling these conditions.

The net loss for 2001 was $56 million, $0.70 per share, reflecting the Company's difficult year, compared with a net loss of $45,000, $0.001 per share in 2000. Cash outflow from operations was $22.9 million for 2001 compared with an inflow of $14.5 million in 2000. Cash outflow from investing activities was $2.6 million for 2001 (2000: $52.9 million). Cash on hand at year end was $2.6 million compared with a cash position of $4.4 million at the end of 2000. Long-term debt, including the current portion, was $55.7 million (2000: $54.2 million).

Financial Data	**2001**	**2000**	
($ in thousands, except per share data)			
Earnings and Cash Flow			
Revenue from diamond sales	12,461	41,769	
(Loss) earnings before goodwill, tax and impairments	(41,262)	1,456	*
Net loss	(56,028)	(45)	*
Cash (used in) provided by operating expenses	(22,917)	14,466	*
(Loss) earnings per share	($0.70)	$0.00	*
Capital Expenditures and Investments			
Capital Expenditure	7,471	49,989	
Proceeds on Capital Assets – sold	3,712	-	
Restricted cash	5,795	-	
Balance Sheet			
Cash	2,560	4,394	
Total Assets	127,525	164,078	*
Long-term bank debt, including current portion	55,743	54,245	
Shareholders' equity	36,301	77,200	*
Long-term bank debt to total assets	44%	33%	*
Weighted average of Shares outstanding (in thousands)	**79,705**	**46,842**	

* Restated

DIAMOND SALES

Revenue in 2001 was $12.461 million from the sale of 83 852 carats, compared with $41.769 million on the sale of 237 000 carats in 2000. Lower revenues reflect the extended commissioning period of the *MV Ya Toivo,* the *MV Namibian Gem* resuming operation at the end of August 2001 and the lack of contribution from the *MV Kovambo.* In addition, the average realized diamond price declined as a result of continued weakness in the diamond market and the smaller sized stones sold during the period.

The Company concluded an exclusive marketing agreement with the Leviev Group following its $15 million investment in the Company in March 2001. In the third quarter of 2001, the Leviev Group began marketing the Company's diamond production following termination of the Company's distribution agreement with IDC (Holdings) Ltd.

RESULTS OF OPERATIONS

Overview

In 2001, the Company's mining operations were negatively affected following the accident to the NamSSol mining system in the first quarter of 2001, the resultant deterioration of the Company's financial position and the placing of several subsidiaries into provisional liquidation. Production levels improved from the *MV Ya Toivo*, equipped with the Company's Nam II seabed crawler technology. Better production levels are expected with improved mine planning data obtained from sampling and mining equipment improvements. The *MV Namibian Gem* resumed operations in August 2001.

Total production in 2001 was 85 589 carats, compared with 221 031 carats in 2000.

Total direct production costs for 2001 were $25.8 million, compared with $23.6 million in 2000. The higher costs incurred in 2001 were due to the start of the new production vessel *MV Ya Toivo,* increased charter rates for *MV Ya Toivo* and *MV Zacharias* and the expensing of exploration costs in relation to the *MV Zacharias.*

MV Kovambo

Following the accident to the NamSSol on 7 January 2001, the *MV Kovambo*, which is the support vessel for NamSSol, has been stationed in Cape Town harbour and did not operate during 2001. The $9.3 million proceeds from settlement of the Company's business interruption claim have been utilized to cover the costs of maintaining the vessel while in port.

Repairs to the damaged NamSSol system have commenced. The Company plans to resume operations before the end of the second quarter of 2002.

MV Ya Toivo

MV Ya Toivo resumed limited operation in mid April 2001. The vessel had undergone only two months of commissioning before operations ceased as a result of a lack of funds during provisional liquidation. The restart of commissioning and build up to capacity was adversely affected due to strained supplier relationships prior to offers of compromise being accepted by creditors and technical impediments through lack of immediate access to spares and loss of skills.

In September 2001, the *MV Ya Toivo's* Nam II seabed crawler become stuck on the seabed and in February 2002 the launch and recovery system on board was damaged. In each case, two weeks production time was lost. Work is continuing to improve both the availability and effectiveness of the Nam II seabed crawler, which offers significant potential capacity and operating advantages over airlift technology.

MV Namibian Gem

Following the completion of maintenance after several months in harbour, *MV Namibian Gem* returned to operation at the end of August 2001.

MV Zacharias

Drill sampling onboard *MV Zacharias* using 50 x 50 metre and 50 x 100 metre grid spacing resumed in September 2001 in Mining Licence 51, testing the extensions of current mining resource. Performance of the drilling system has been encouraging and operational availability has steadily increased in 2001. The Company has initially identified approximately 200 geological features covering an area of 1 110 m² for drill testing. Sampling has confirmed the continuation of mineralisation for approximately one kilometre in Feature 019 and the adjoining Feature 018 of Mining Licence 51.

MV Ivan Prinsep

Following breaches in respect of the terms of its loans, the Company's senior lenders required that the Company sell the *MV Ivan Prinsep* and that the proceeds thereof be utilized to repay a part of these loans. The vessel was sold in March 2001 for $3.7 million and the net proceeds have been utilized to reduce the outstanding debt to the Company's senior lenders.

PRODUCTION DATA								
Vessel	**2001**				**2000**			
	Total Production (carats)	**Area Mined (sq.m)**	**Volume (cu.m.)**	**Average Grade (cts/sq.m)**	**Total Production (carats)**	**Area Mined (sq.m)**	**Volume (cu.m.)**	**Average Grade (cts/sq.m)**
Kovambo	2,426	5,318	21,272	0.46	115,743	276,590	852,728	0.42
Namibian Gem	13,047	40,709	94,241	0.32	45,765	74,505	201,163	0.61
Zacharias	625	4,608	11,142	0.14	120			
Ya Toivo	69,117	232,857	769,611	0.30	2,461	16,341	8,658	0.15
Ivan Prinsep	374	1,569	2,353	0.24	49,117	69,299	78,265	0.71
Oceandia					5,744	24,043	20,865	0.24
Shallow Water					2,081			
TOTAL	**85,589**	**285,061**	**898,619**	**0.30**	**221,031**	**460,778**	**1,161,679**	**0.48**

Earnings

The Company's loss of $56 million in 2001 (2000: $45,000) reflect the disruption in the Company's activities and the results of a re-assessment of the carrying values of certain of the Company's assets.

Revenues

In 2001, the Company generated revenues primarily from two vessels being the *MV Ya Tovio* and the *MV Namibian Gem*. The average realised diamond price was $150 per carat, compared with $176 per carat in 2000. Diamond quality remained high, with the received price being adversely impacted by the deterioration in the world diamond market during 2001 and a slight decline in average stone size.

Expenses

Direct production costs increased by $2.2 million to $25.8 million from the previous year. The increase in costs is attributable to the start up of the new production vessel, the *MV Ya Toivo*, increased charter rates for the *MV Ya Toivo and MV Zacharias* and exploration costs for the *MV Zacharias.*

Royalty and marketing costs in the period were $1.3 million or 10.5% of revenue. Royalty payments to the Namibian Government were $0.83 million (2000: $3.3 million). The majority of operating costs for each vessel are fixed and include charter fees (when applicable), personnel and insurance. Semi-variable costs include fuel prices, which increased during the period, and repairs and maintenance costs. Both costs are highly dependent on hours of operation, which have increased during the course of the Company's recovery programme.

General office costs increased to $5.1 million, compared to $4.75 million in 2000, as a result of payments of employees claims arising from the provisional liquidation of certain of the Company's subsidiaries.

Amortization rose to $11.4 million with the introduction of the *MV Ya Toivo* and *MV Zacharias.*

Impairment of Goodwill and Development Costs

The Company, as part of its review of financial results for 2001, performed an assessment of the carrying values of its goodwill and its previously capitalized development costs. This assessment was performed pursuant to the Company's significant operational setbacks in 2001, the decline in diamond prices over the past 12 months and the re-financing of the Company since the discharge of a number of the Company's subsidiaries from provisional liquidation.

As a result of the assessment, the Company recorded an impairment of $15 million against goodwill and a further impairment of $4 million against development costs.

The fair value of goodwill was determined based on discounted future cash flows of the Company over a period of 10 years. The assumptions supporting the estimated future cash flows, including the discount rate reflect management's best estimates.

The impairment to development costs was determined with reference to the probable reserves and expected contributions relating thereto.

Exploration Expenditure

Effective 1 October 2001, the Company changed its accounting policy with respect to exploration expenditures, from deferring them until the viability of a project was determined, to charging them to income as incurred. Under the new policy, only expenditures incurred on properties identified as having development potential are capitalized as development costs. This new policy is consistent with current reporting in the mining industry.

This change which has been applied retroactively, with a restatement of prior year financial statements has resulted in a decrease in exploration and development costs and opening retained earnings of $6.8 million.

Fourth Quarter Results

The fourth quarter loss before impairment of assets was $10.6 million, $0.11 per share, compared with a loss of $1.6 million, $0.04 per share in 2000. Diamond sales of 16,473 carats (2000: 60 200 carats) generated revenues of $2.3 million (2000: $10.6 million). The average sales price achieved was $140 per carat, compared with $176 per carat a year earlier. Operating cash inflow was $933,000. Diamond production was 32,920 carats (2000: 57 500 carats).

Liquidity and Capital Resources

Cash used in operating activities for 2001 was $22.9 million compared with cash provided by operating activities of $14.5 million in 2000. This arose as a result of reduced earning caused by the costs of recommencing operations of the *MV Ya Toivo* and the costs incurred in the provisional liquidation.

Capital expenditures in the period were $7.5 million, compared with $50 million a year earlier.

During the third quarter of 2001, the Company finalized schemes of arrangement with trade creditors valued at approximately $7.02 million to be settled as follows: $2.6 million immediately, $1.0 million by way of insurance proceeds recovered from the NamSSol accident, $0.2 million waived by creditors and the balance through a debenture issued to trade creditors, redeemable on or before December 2004. It is anticipated that creditors will receive a final payment from Receivers in the beginning of the second quarter of 2002.

Cash at the end of 2001 was $2.56 million. In addition, $5.79 million is secured to provide guarantees for the owners of *MV Ya Toivo* and *MV Zacharias*.

Following the provisional liquidation of nine subsidiaries in February 2001, the Company completed financings totaling $29.6 million. The Company raised $12 million through private placements of special warrants and special notes, which were converted into a combination of common shares, convertible debentures and warrants. In June 2001, the Leviev Group, subscribed for $15 million of the Company's common shares, with half-warrants attached, and in the third quarter provided a $2.6 million credit facility, which may be converted into common shares. Net proceeds from the financings were approximately $27 million. Proceeds were used to pay charter fees, provide guarantees in respect of *MV Ya Toivo* and *MV Zacharias*, resume mining operations, provide working capital and funds for the discharge of the companies in liquidation. During the period, warrants and stock options were issued to the ship owner of *MV Ya Toivo* and for consultancy services respectively. Further information on these issuances is contained in note 14 of the Consolidated Financial Statements.

In the third quarter, the Leviev Group made available a bridging loan facility of $6 million, pending the Company's receipt of proceeds under the business interruption insurance policy. The Company only drew down $2.2 million under this facility, which was repaid during the fourth quarter following receipt of the business interruption proceeds.

The Company reduced its bank debt position to the senior lenders from $54.2 million in 2000 to $49.5 million in 2001, primarily through the sale of *MV Ivan Prinsep* for gross proceeds of $3.7 million. In addition, in April 2001 the Company entered into a new charter agreement with the owners of the *MV Zacharias,* in terms of which the Company has provided a guarantee for payment of the charter fees of $639,000 and is obliged to purchase the *MV Zacharias* by no later than the end of March 2003 for an amount of $5 million. The Company also concluded a variation to the charter agreement with the owners of the *MV Ya Toivo* in terms of which the charter rates were increased and the Company has provided a $5 million guarantee in respect of the payment of charter fees.

In December 2001, the Company concluded a rescheduling agreement with its senior lenders, in terms of which monthly capital repayments in respect of the Company's loans are to recommence from March 2003 until December 2008. Interest on the loans is to be serviced monthly by the Company. The Company also concluded a $3 million bridging loan facility with the Leviev Group in November 2001.

This facility has been replaced by a $10 million facility, which is convertible to shares. Both the rescheduling agreement and the $10 million loan are subject to the fulfillment of certain documentary and procedural conditions which the Company is in the process of fulfilling. The Company has also concluded an agreement on rescheduling the terms of convertible debentures issued in March 2001 and April 2001 of $7 798 000. The maturity date has been extended to 23 September 2008 and 30 October 2008 for the March 2001 and April 2001 debentures, respectively. The principal is to be repaid within the extended period by way of ten equal six monthly instalments, commencing in March and April 2004, respectively. Interest at 10% is repayable in June 2003 and thereafter six monthly. The Company has also rescheduled the terms of repayment of the $2.6 million credit facility from the Leviev Group on substantially the same terms as those reached with the convertible debenture holders. The above transactions are discussed in more detail in note 22 to the consolidated Financial Statements.

Given recent events, the risks and uncertainties with regard to the Company's liquidity and capital resources, its future and the quantifiable effects and delays from the provisional liquidation of its operating companies are significant. To meet its ongoing obligations and maintain its operations, the Company needs to restore profitable operations and improve its cash flow position, with the continuing support of its main shareholders. The Company has implemented a recovery program to stabilize the business and improve liquidity, which includes optimizing production levels and cost-cutting initiatives. As part of this program, it is likely that additional funding will be required as the Company works through the consequences and effects of the NamSSol accident, of the provisional liquidation and of delays to its resource development programs.

RISKS AND UNCERTAINTIES

Insolvency Risk

The Company's ability to restore its financial situation, to attract lost skills, to develop its mining licences and to cover its corporate and operational expenses depends on its ability to restore profitable operations and on the continuing support of its shareholders. There can be no assurance that the Company will generate revenues and operating income sufficient to satisfy its working capital, debt servicing and capital expenditure needs in the future.

Specifically, the Company has financial commitments that must be met within the next 12 months and beyond. These commitments include payments of interest on the Company's debt and payments to ongoing trade creditors.

The inability of the Company to generate revenues and operating income or, if required, to secure financing on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations and could require: the reduction or suspension of operations, postponement of development plans, forfeiture of its interest in some or all of its properties, the sale of the Company or of its assets or the issuance of securities, or other actions, which might have a negative impact on the Company and/or its shareholders.

Mining Operations

The business of marine mining is challenging and is subject to a variety of risks such as operational failures, extreme marine and weather conditions, natural disasters, environmental hazards, theft, unusual, unknown or unexpected geological formations, unpredictable mining conditions or diamond occurrence, the discharge of toxic chemicals and other hazards. Such occurrences may result in the suspension of operations, losses and/or damage to property, human injury or deaths, environmental damage and possible legal liability for any and all damages. The damage to the NamSSol mining tool is an example of these risks.

The technology required for ocean diamond mining in deeper waters has only begun to be used commercially in the past ten years. While the Company believes that its production and processing technology is state-of-the-art, these systems may not perform to design requirements, leading to possible delay and additional expense.

The Company has only sustained commercial production over a short period of time. There is no assurance that commercial quantities of diamonds will continue to be discovered or that commercial production will continue.

Currency and Foreign Exchange

Although the Company's operations are outside of North America, its diamonds are priced in US dollars and its financial records are maintained in US dollars. The Company's operations in Namibia and South Africa make it subject to foreign exchange restrictions that may materially affect the Company's ability to transfer funds and therefore its financial position. Fluctuations in currency exchange rates, particularly for operating costs denominated in currencies other than United States dollars, may also significantly impact the Company's financial position and results.

Diamond Prices

The market for diamonds affects the profitability of the Company's mining operations. Diamond prices tend to fluctuate and are affected by numerous factors beyond the control of the Company. The market for precious stones is influenced by world supply and demand, the rate of inflation, inventories of precious stones, political environments and changes in international business conditions. The Diamond Trading Company (the "DTC"), part of the De Beers Group, has a significant influence over the world trade in rough diamonds. As a result, the Company's diamond prices may be affected by the policy and actions of the DTC.

The diamond market is currently experiencing weakness, arising from weakness in the US economy and global market conditions generally, however, there is demand for the Company's high quality diamond production and the Company continues to sell all its output, albeit at fluctuating prices.

Further detail on Risk Factors is contained in the Company's Annual Information Forms filed annually and the prospectus of the Company filed in June 2001.

Accidents and Insurance

The Company may suffer losses or become liable for damages arising from accidents, natural disasters, delays, pollution, environmental incidents or other hazards against which it has not insured or cannot insure, because of high premium costs, cancellation or otherwise. Although the company maintains insurance against risk of loss or damage that are typical in the mining industry, the Company does not presently have insurance cover for business interruption or loss of profit. The recent number of claims may limit the Company's future ability to obtain insurance against foreseeable risks.

OUTLOOK

The resumption of mining and exploration activities and the discharge of all companies from provisional liquidation are significant developments for the Company. Progress will depend on meeting revenue, production and exploration targets, on close monitoring of the financial situation, tight cost controls and on raising additional funds.

Management believes that diamond production will increase with improved output from *MV Ya Toivo* and a contribution from *MV Namibian Gem* and the reintroduction of the *MV Kovambo.* The resumption of exploration activities for resource development and improved mine planning should have a positive impact on the Company's outlook.

The Company's immediate challenges are:

- Maximising operational availability and productivity from its mining and exploration vessels.
- Restoring profitable operations and improving the cash flow position of the Company.
- Obtaining continued support from its stakeholders.

A. Barboy E Nefussy
Chairman *Director & Chief Financial Officer*

25 March 2002

Exhibit 6

NAMCO

media release

Namibian Minerals Corporation Limited

Orchard House, 167/169 Kensington High Street, London W8 6SH

Tel 44 20 7938 1099 Fax 44 20 7937 5396 email enefussy@namco.co.za

Nasdaq Trading Symbol: NMCOF
TSE Trading Symbol: NMR
NSX Trading Symbol: NMC

NAMCO ANNOUNCES BOARD CHANGES AND COMPANY UPDATE

London, 20 December 2001 ... Namibian Minerals Corporation ("the Company") today announced that the Company's major shareholder, LL Mining Corporation BV ("LL Mining") has provided a US$3 million bridging loan facility to the Company. The Company has finalized the terms of a re-scheduling agreement with its senior lenders. The Company is also finalizing terms to re-schedule repayment of Convertible Debentures issued in March and April 2001 and repayment to LL Mining of an earlier US$2.6 million loan made to the Company, as well as an agreement with LL Mining for the provision of a US$10 million loan facility, which replaces the US$3 million bridging loan. In addition, there are certain Board and senior management changes, which are to take immediate effect.

Board Changes

The Board and management changes follow LL Mining's requirements for increased Board and management representation following its US$15 million investment in the Company in March this year, and given LL Mining's provision of a loan of US$2.6 million in June 2001, the US$3 million bridging loan described below, and the provision of a further loan of US$10 million. The Board and management changes are as follows:

- Alastair Holberton has resigned from his position as Chairman, CEO and Director.
- Arye Barboy, a Director representing the Leviev Group, has been appointed Chairman.
- The Board now comprises six members and will be restructured in accordance with the requirements of the US$10 million facility described below.
- Eli Nefussy, currently Chief Financial Officer, has been appointed interim CEO.
- Peter Looijen will continue as Manager of Operations.

NAMCO

media release

Namibian Minerals Corporation Limited

Orchard House, 167/169 Kensington High Street, London W8 6SH

Tel 44 20 7938 1099 Fax 44 20 7937 5396 email enefussy@namco.co.za

"I am confident that the Leviev Group has the vision and expertise to take forward the Company's prospective concessions, innovative technology and talented people," said Alastair Holberton.

Arye Barboy, aged 38, is the Chief Executive Officer of LL Mining Corporation, a member of the Tel Aviv based Leviev Group of Companies. He has been the Director of International Investment for the Leviev Group since 1999. His previous positions include partner and Finance Director for United Project Services in Israel and Project Manager for Batepro in South Africa. He holds as BA in Industrial Management and an MA in Operations Research.

"In spite of the Company's extremely difficult year, the Company's recovery programme is being achieved. The extraordinary effort of the Company's management and its employees has allowed the recovery of the Company to rebuild its strength to what it was before the accident early this year. Production is steadily improving, the new Nam 2 technology is working, exploration is yielding positive results, the insurance claim was settled and a number of cost-saving initiatives have been implemented. We thank Alastair Holberton for his enormous commitment during the year and we will continue to build the Company to become a leading marine diamond producer," said Arye Barboy.

Re-scheduling of Indebtedness to senior lenders

The Company has finalized the terms of a Re-scheduling Agreement with its senior lenders in terms of which:

- A capital repayment standstill will apply until March 31, 2003. During this standstill period the Company will continue to service interest.
- Capital repayments are to be made monthly from April 1, 2003 to December 31, 2008, with an acceleration of repayment from free cash flow generated in each quarter provided the Company has a cash reserve of US$5 million.

Namibian Minerals Corporation Limited

Orchard House, 167/169 Kensington High Street, London W8 6SH

Tel 44 20 7938 1099 Fax 44 20 7937 5396 email enefussy@namco.co.za

- As security the senior lenders require existing security under their existing loans to be extended for the benefit of all the senior lenders, shares and inter-company claims of certain subsidiaries of the Company to be charged in favour of the senior lenders, and a charge over the launch and recovery system aboard the *M.V. Kovambo*.
- Senior lenders are to be paid a re-scheduling fee of 1% of the outstanding loans by way of allotment of common shares in the Company based on a price of US$0.22 per common share (approximately 2,250,000 common shares).
- The Agreement includes being subject to the US$10 million loan from LL Mining being unconditional, re-scheduling of the payment in respect of Convertible Debentures that were issued by the Company in March and April this year, a re-scheduling of the payment terms in respect of the US$2.6 million loan from LL Mining, and the payment of the re-scheduling fee in shares.

Additional Funding

US$3 million bridging loan

LL Mining has provided the Company with bridging finance of US$3 million for ongoing working capital requirements, pending finalisation of the Re-Scheduling Agreement its senior lenders. The loan is repayable on demand. LL Mining has been granted security in respect of such bridging finance, which includes a charge over certain equipment onboard the *M.V. Zacharias* and the *M.V. Kovambo*, an assignment of the Company's charter agreement over the *M.V. Zacharias* and a mortgage bond over real estate property in Namibia. The terms of the loan were considered by a committee of directors, independent of LL Mining. The independent members of the Board were of the opinion that the US$3 million loan facility was on reasonable commercial terms that are not less advantageous to the Company that if such bridging loan facility were obtained from a person or company dealing at arms length with the Company. The independent members of the Board were further of the opinion that the Company is in serious financial difficulties, the transaction is designed to improve the financial position of the Company, and the terms of the transaction are reasonable in the

Namibian Minerals Corporation Limited

Orchard House, 167/169 Kensington High Street, London W8 6SH

Tel 44 20 7938 1099 Fax 44 20 7937 5396 email enefussy@namco.co.za

circumstances of the Company. The independent directors accordingly recommended that the Board of Directors approve the Company entering into the bridging loan facility. The Company has drawndown US$2 million under the bridging finance loan facility.

Shareholders meeting

As common shares are to be issuable as a result of the aforesaid proposed transactions in excess of the maximum amounts prescribed by NASDAQ and TSE Regulations. A shareholders meeting will be held on January 17, 2002 to obtain shareholders approval for the issuance of common shares arising from the above transactions.

None of the Nasdaq National Market, The Toronto Stock Exchange, nor the Namibian Stock Exchange has reviewed the information contained herein and does not accept responsibility for the adequacy or the accuracy of the above.

For further information please contact:

Eli Nefussy
email: enefussy@namco.co.za
tel: +27 21 659-1100

or **Craig Assheton-Smith**
email: cas@namco.co.za
tel: +27 21 659-1100

NAMCO

media release

Namibian Minerals Corporation Limited

Orchard House, 167/169 Kensington High Street, London W8 6SH

Tel +44 20 7938 1099 Fax +44 20 7937 5396 email enefussy@namco.co.za

Nasdaq Trading Symbol: NMCOF
TSE Trading Symbol: NMR
NSX Trading Symbol: NMC

NAMCO ANNOUNCES RESULTS OF SHAREHOLDERS MEETING

London, 18 January 2002 ... At a Special Meeting of Shareholders of Namibian Minerals Corporation ("the Company") held on 17 January 2002, shareholders of the Company passed resolutions approving :–

1. re-structuring transactions and the issuance of shares pursuant to such transactions, which include a Re-scheduling Agreement with the Company's senior lenders (concluded in December 2001), re-scheduling repayment of an aggregate US$7,798,000 face value of Convertible Debentures issued in March 2001 (the "Tranche 1") and April 2001 (the "Tranche 2") (together the "Convertible Debentures") and of an earlier US$2.6 million loan made to the Company by LL Mining Corporation BV ("LL Mining") and the provision of a US$10 million loan facility to the Company by LL Mining; and
2. a share compensation plan to compensate certain employees and a consultant to the Company for agreeing to take a reduction in remuneration between August 2001 and March 2002 in support of the Company's recovery programme.

The Company is in the process of finalizing the terms of the rescheduling of repayment of the Convertible Debentures, and the US$2.6 million loan made to the Company by LL Mining, and the US$10 million loan to be made to the Company by LL Mining, to replace the US$ 3 million bridging facility already made available to the Company by LL Mining. It is anticipated that these transactions will be concluded shortly.

The Chairman, Arye Barboy, said "I am delighted to have received strong support from the shareholders. The approval of the Company's re-scheduling transactions

Namibian Minerals Corporation Limited

Orchard House, 167/169 Kensington High Street, London W8 6SH

Tel +44 20 7938 1099 Fax +44 20 7937 5396 email enefussy@namco.co.za

places the Company in a position to conclude the commercial objectives of its recovery programme and to commence moving towards achieveing its full potential. We are expecting to finalise the repairs of the NamSSol I before the end of the second quarter of this year, which will result in increased operational mining capacity, which is significantly higher than the Company has previously had."

None of the Nasdaq National Market, The Toronto Stock Exchange, nor the Namibian Stock Exchange has reviewed the information contained herein and does not accept responsibility for the adequacy or the accuracy of the above.

For further information please contact:

Eli Nefussy

email: enefussy@namco.co.za

tel: +27 21 659-1100

or **Craig Assheton-Smith**

email: cas@namco.co.za

tel: +27 21 659-1100

NAMCO

media release

Namibian Minerals Corporation Limited

Office No 10(a), 26 Dover Street, London, W1S 4LY

Tel 44 20 7763 7100 Fax 44 20 7763 7101 email enefussy@namco.co.za

Nasdaq Trading Symbol: NMCOF
TSE Trading Symbol: NMR
NSX Trading Symbol: NMC

NAMCO ANNOUNCES APPOINTMENT OF CHIEF EXECUTIVE OFFICER

Cape Town, 12 February 2002 ... Namibian Minerals Corporation ("the Company") today announced the appointment of Mr Greg Walker as Chief Executive Officer of the Company.

Greg Walker, aged 54, has 22 years experience in the mining industry, 17 of which have been spent in diamond mining. He has previously held senior management positions with the Rio Tinto Group. He commences his duties with the Company mid March 2002.

"I am delighted that the Company has been able to secure the appointment of Greg Walker to the senior management team of the Company, and I am confident that he will make a substantial contribution to the future success of the Company" said the Chairman, Arye Barboy.

None of the Nasdaq National Market, The Toronto Stock Exchange, nor the Namibian Stock Exchange has reviewed the information contained herein and does not accept responsibility for the adequacy or the accuracy of the above.

For further information please contact:
Eli Nefussy
email: enefussy@namco.co.za
tel: +27 21 659-1100

or **Craig Assheton-Smith**
email: cas@namco.co.za
tel: +27 21 659-1100

NAMCO

media release

Namibian Minerals Corporation

26 Dover Street, London, W1S 4LY

Tel +44 20 7763 7100 Fax +44 20 7763 7101 email gwalker@namco.co.za

Nasdaq Trading Symbol: NMCOF
TSE Trading Symbol: NMR
NSX Trading Symbol: NMC

NASDAQ LISTING

Cape Town, 20 March 2002 ... Namibian Minerals Corporation ("the Company") announced that it had received notice from Nasdaq advising it that the price of the Company's shares had for a period of 30 consecutive trading days closed below the minimum $1.00 share requirement for continued inclusion on the Nasdaq market. The Company has been given until May 15, 2002 to regain compliance, failing which it will receive written notification from Nasdaq that its securities will be delisted from the Nasdaq National Market. The Company is presently assessing various options, which include:

- A share consolidation in order to bring the share price above the $1.00 minimum.
- A transfer of the Company's securities to the Nasdaq SmallCap Market for up to an additional 270 days while it attempts to regain compliance with the listing requirements.

None of the Nasdaq National Market, The Toronto Stock Exchange, nor the Namibian Stock Exchange has reviewed the information contained herein and does not accept responsibility for the adequacy or the accuracy of the above.

For further information please contact:

Greg Walker

email: gwalker@namco.co.za

tel: +27 21 659-1100

NAMCO

media release

Namibian Minerals Corporation

26 Dover Street, London, W1S 4LY

Tel: +44 20 7763 7100 Fax: +44 20 7763 7101 email: gwalker@namco.co.za

Nasdaq Trading Symbol: NMCOF
TSE Trading Symbol: NMR
NSX Trading Symbol: NMC

NAMIBIAN MINERALS CORPORATION (NAMCO) ANNOUNCES FOURTH QUARTER AND FULL YEAR 2001 RESULTS

28 March 2002, Cape Town...Namibian Minerals Corporation (the "Company") today reported diamond production and financial results (in United States Dollars) for the year ended 31 December 2001.

Twelve month overview and results

- A loss of $56 million, which includes an impairment of assets of $19.0 million ($0.70 per share), on revenues of $12.5 million.
- Diamond production of 85 589 carats.
- The Company's subsidiaries that were placed in provisional liquidation in February 2001 were discharged from provisional liquidation by August 2001.
- $27 million was raised in March 2001.
- Recommencement of Company operations.
- Implementation of a Recovery Programme.
- Rescheduling of the Company debts and the raising of further financing from LL Mining Corporation BV ("LLM"), a member of the Leviev Group of companies.
- Start of exploration with the NamDrill sampling system aboard the *MV Zacharias.*

The Company suffered a critical operational set back in January 2001 when an accident occurred to its NamSSol mining system, which adversely effected the Company's cash flow. The deterioration in the Company's financial position resulted in the Company breaching the terms of its loans with senior lenders. The Company attempted to agree to moratorium terms with its senior lenders, but when such terms could not be agreed, significant new financing through Canaccord Capital was withdrawn.

Several of the Company's Southern African subsidiaries were placed in provisional liquidation in late February 2001. In March 2001, the Company managed to reach accord with its senior lenders and was subsequently able to raise $27 million in financing. This included a $15 million investment from LLM, which has become the Company's major shareholder.

By August 2001, the Company's subsidiaries that had been placed in provisional liquidation in February 2001 were discharged from provisional liquidation. Five of these subsidiaries were discharged from provisional liquidation through schemes of arrangement, which were accepted by creditors of these companies and sanctioned by the Courts.

The Company's mining vessel, the *MV Ya Toivo*, recommenced operations in April 2001 and the *MV Namibian Gem*, resumed production in August 2001. Mining exploration with the Namdrill sampling system onboard the *MV Zacharias* commenced in September 2001 to extend the Company's diamond resources.

In July 2001, the Company developed a recovery programme, which included as its objectives rescheduling of its debt, raising of additional financing from LLM, increasing production and

Namibian Minerals Corporation

26 Dover Street, London, W1S 4LY

Tel: +44 20 7763 7100 Fax: +44 20 7763 7101 email: gwalker@namco.co.za

settling its business interruption insurance claim arising from the accident to the NamSSol mining tool. The Company has to date met the objectives of its recovery programme in that:

- It has rescheduled its debt with its senior lenders.
- It has rescheduled the repayment terms to holders of convertible debentures that were placed as part of the Company's fund raising initiatives in March and April 2001 and with LLM in respect of a $2,6 million loan.
- The Company has concluded a $10 million loan facility with LLM.
- The Company has maintained budgeted mining production levels and has commenced and continues to conduct sampling in order to increase the Company's diamond resources.
- The Company received $9.3 million following the success of its business interruption insurance claim.

Both the Rescheduling Agreement with the Company's senior lenders and the $10 million loan facility with LLM are subject to the fulfilment of certain procedural and documentary conditions. The Company is in the process of fulfilling these conditions.

The net loss for 2001 was $56 million, ($0.70 per share), reflecting the Company's difficult year, compared with a net loss of $45,000 ($0.001 per share) in 2000. Cash outflow from operations was $22.9 million compared with an inflow of $14.5 million in 2000. Investment in the business was $2.6 million at year-end (2000: $52.8 million). Cash on hand at year-end was $2.6 million compared with a cash position of $4.4 million at the end of 2000. Long-term debt, including the current portion, was $55.7 million (2000: $54.2 million).

The Company concluded an exclusive marketing agreement with the Leviev Group following its $15 million investment in the Company in March 2001. In the third quarter of 2001, the Leviev Group began marketing the Company's diamond production following termination of the Company's distribution agreement with IDC (Holdings) Ltd.

Total operating costs for 2001 were $31.2 million, compared with $23.6 million in 2000. The higher costs incurred in 2001 were due to the start of the new production vessel *MV Ya Toivo*, increased charter rates for *MV Ya Toivo* and *MV Zacharias* and the expensing of exploration costs in relation to the *MV Zacharias*. Following the accident to the NamSSol on 7 January 2001, the *MV Kovambo*, the support vessel for NamSSol, has been stationed in Cape Town harbour and did not operate during 2001. The $9.3 million proceeds from settlement of the Company's business interruption claim have been utilized to cover the costs of maintaining the vessel while in port. Repairs to the damaged NamSSol system have commenced. The Company plans to resume operations before the end of the second quarter of 2002.

The Company, as part of its review of the financial results for 2001, performed an assessment of the carrying values of its goodwill and its previously capitalized development costs. This assessment was performed pursuant to the Company's significant operational setbacks in 2001, the decline in diamond prices over the past 12 months and the re-financing of the Company following the discharge of a number of the Company's subsidiaries from provisional liquidation. As a result of the assessment, the Company recorded an impairment of $15 million against goodwill and a further $4 million against development costs. The fair value of the goodwill was determined based on discounted future cash flows of the Company over a period of 10 years. The assumptions supporting the estimated future cash flows, including the discount rate, reflect management's best estimates. The impairment of development costs was determined with reference to the probable reserves and expected contributions relating thereto.

Namibian Minerals Corporation

26 Dover Street, London, W1S 4LY

Tel: +44 20 7763 7100 Fax: +44 20 7763 7101 email: gwalker@namco.co.za

Total production in 2001 was 85 589 carats, compared with 221 000 carats in 2000.

The Company reduced its bank debt position to the senior lenders from $54.2 million in 2000 to $49.5 million in 2001, primarily through the sale of *MV Ivan Prinsep* for gross proceeds of $3.7 million. In addition, in April 2001 the Company entered into a new charter agreement with the owners of the *MV Zacharias,* in terms of which the Company is obliged to purchase the *MV Zacharias* by no later than the end of March 2003 for an amount of $5 million.

Fourth Quarter Results

The fourth quarter loss, before the impairment of assets, was $10.6 million, $0.11 per share, compared with a loss of $1.6 million, $0.04 per share in 2000. Diamond sales of 16,473 carats (2000: 60,200 carats) generated revenues of $2.3 million (2000: $10.6 million). The average sales price achieved was $140 per carat, compared with $176 per carat a year earlier. Operating cash inflow was $933,000. Diamond production was 32,920 carats (2000: 57,500 carats).

Recent Events

In December 2001, the Company concluded a rescheduling agreement with its senior lenders. Under that agreement monthly capital repayments in respect of the Company's loans are to recommence from March 2003 until December 2008. Interest on the loans is to be serviced monthly by the Company. The Company also concluded a $3 million bridging loan facility with the Leviev Group in November 2001. This facility has been replaced by a $10 million facility, which is convertible into shares at a price of $0.22 per share. The Company has also concluded an agreement on rescheduled terms of convertible debentures issued in March 2001 and April 2001 of $7 798 000 in principal amount. The maturity date has been extended to 23 September 2008 and 30 October 2008 for the March 2001 and April 2001 debentures, respectively. The principal is to be repaid within the extended period by way of ten equal six monthly instalments, commencing in March and April 2004, respectively. Interest at 10% is payable in June 2003 and thereafter six monthly. The Company has also rescheduled the terms of repayment of the $2.6 million credit facility from the LLM on substantially the same terms as those reached with the convertible debenture holders. LLM has agreed to the cancellation of the warrants granted to LLM as part of the $15 million investment in the Company and 11,136,364 of the 15,151,515 warrants granted to LLM in terms of the $2.6 million credit facility.

After giving effect to the transactions relating to the rescheduling of the Company's debt, and the conclusion of a $10million loan facility with the LLM, the Company on a fully diluted basis will have approximately 273,471,280 common shares outstanding. The ownership of the LLM in Namco can be summarised as follows:

- 37,727,273 common shares.
- A $2.6 million loan convertible at $0.22 per share into 11,818,182 common shares.
- Warrants on 4,015,151 common shares exercisable at a price of $0.33 per share.
- A $10 million loan convertible at $0.22 per share into 45,454,545 common shares.
- Warrants on 45,454,545 common shares exercisable at a price of $0.22 per share.

Additionally, pursuant to the terms of the $2.6 million loan and the $10 million loan, the LLM is also entitled to receive common shares in lieu of cash in respect of interest.

NAMCO

media release

Namibian Minerals Corporation

26 Dover Street, London, W1S 4LY

Tel: +44 20 7763 7100 Fax: +44 20 7763 7101 email: gwalker@namco.co.za

Upon completion of the foregoing and assuming the exercise and conversion of the securities owned by LLM, LLM would own approximately 144,469,696 common shares. This would represent approximately 69.97% of the outstanding shares on a partially diluted and approximately 52.83% on a fully diluted basis. LLM continues to hold its security in the Company for investment purposes and may increase or decrease its interest in the Company in the future based on market circumstances.

Given recent events, the risks and uncertainties with regard to the Company's liquidity and capital resources, its future and the quantifiable effects and delays from the provisional liquidation of its operating companies are significant. To meet its ongoing obligations and maintain its operations, the Company needs to restore profitable operations and improve its cash flow position, with the continuing support of its main shareholders. The Company has implemented a recovery program to stabilize the business and improve liquidity, which includes optimising production levels, cost-cutting initiatives, support from shareholders and rescheduling proposals to senior lenders. As part of this program, it is likely that additional funding will be required as the Company works through the consequences and effects of the NamSSol accident, of the provisional liquidation and of delays to its resource development programmes.

Outlook

The year 2001 has been an extremely difficult year for the Company. The accident to the NamSSol 1 in January 2001 developed into a multidimensional crisis.

The Company overcame these difficulties due to a focused effort of its stakeholders and new investors who provided significant funds at times when very few believed the Company would survive. The challenges the Company faces on the operational level and the continuous effects of the events of the beginning of the year resulted in working capital and cash flow difficulties. These occurred simultaneously with technological challenges faced by the Company in commissioning and recommencement of operations of the most advanced tools in marine mining and exploration, being Nam 2 and the Nam Drill.

The efforts to meet the challenges facing the Company are being carried out by new management. The fleet is being commissioned and production reinstated with the objective of increasing the production to the levels comparable with the Company's performance in the year 2000. The recovery programme, introduced in July 2001, has been substantially implemented and has resolved major commercial obstacles that arose following the accident being resolved.

The Company's intention was to substantially increase its production capacity during 2001 by bringing into commissioning the *MV Ya Toivo* and start exploration utilising the Nam Drill. However, the accident involving the NamSSol 1 and subsequent events adversely impacted this programme. As a result the Company's operating costs increased without the benefit of increased operating capacity. The Company plans to have the *MV Kovambo* back in production by June 2002, which in line with its plans will significantly increase the Company's available production capacity. The overriding objective of the Company is to position itself so as to obtain the benefits of this increase in available production capacity and through full utilisation of its technology.

In the past the Company's mining operations were focused in Feature 19, however the development of the Company's overall ore reserve were somewhat limited. In the second half of 2001 the Company launched what it considers to be the most advanced sampling technology – the Nam Drill. The Company's exploration programme now is focused on the development of

Namibian Minerals Corporation

26 Dover Street, London, W1S 4LY

Tel: +44 20 7763 7100 Fax: +44 20 7763 7101 email: gwalker@namco.co.za

an efficient mining plan taking into account the capabilities of the Company's mining tools, utilising this advanced technology and in order to expand and improve the Company's ore reserve position. This is the most important task on the Company's strategic agenda.

Going forward, the Company will focus on stabilization and efficient utilization of its existing assets, which will include the reduction of costs. In addition the Company will have to rely on the development of economically viable and low risk new initiatives. The successful implementation of the recovery programme will be followed by an essential development programme, which will take the Company into the future.

None of the Nasdaq Stock Market, The Toronto Stock Exchange, nor the Namibian Stock Exchange have reviewed the information herein and do not accept responsibility for the adequacy or the accuracy of the above.

For further information please contact:

Greg Walker

email: gwalker@namco.co.za

tel: +27 21 659-1100

Namibian Minerals Corporation
Key Financial Information
(In United States Dollars)

	Fourth quarter ended 31 December, 2001	2000
Operating Results		
Diamond production (carats)	32 920	57 500
Diamond sales (carats)	16 473	60 200
Sales value ($/carat)	140	176
Cash costs ($/carat)[1]	412	139
Financial Results (millions, other than per share data)		
Revenues	2.3	10.6
Net income (loss) before impairment of assets	(10.6)	(1.6)
Net income (loss) after impairment of assets	(29.6)	(1.6)
Operating cash flow	1.0	8.5
Per share information		
Net income before impairment of assets	(0.11)	(0.04)
Net income after impairment of assets	(0.30)	(0.04)
Operating cash flow	0.01	0.18
Common Shares (weighted average shares in thousands)	99.2	46.8

	Twelve months ended 31 December, 2001	2000
Operating Results		
Diamond production (carats)	85 589	221 000
Diamond sales (carats)	83 852	237 000
Sales value ($/carat)	149	176
Cash costs ($/carat)[1]	431	147
Financial Results (millions, other than per share data)		
Revenues	12.5	41.8
Expenses	(51.7)	(42.7)
Loss before impairment and taxes	(39.2)	(0.9)
Impairment of assets	(19.0)	-
Taxation	2.2	0.9
Net loss	(56.0)	0.0
Operating cash flow	(22.9)	14.5
Per share information		
Net income	(0.70)	0.00
Operating cash flow	(0.29)	0.31
Common Shares (weighted average in thousands)	79.7	46.8

	As at 31 December 2001	As at 31 December 2000
Financial position ($millions)		
Assets	127.5	164.1
Liabilities	91.2	86.9
Shareholders' equity	36.3	77.2

1 Includes royalty and marketing

Namibian Minerals Corporation
Consolidated Balance Sheets
(In United States Dollars)

ASSETS		As at 31 December 2001 $000	As at 31 December 2000 $000 Restated
Current	Cash	2,560	4,394
	Accounts receivable	433	1,207
	Prepayments	335	231
	Inventories	3,490	6,075
	Marketable securities	-	51
		6,818	**11,958**
Development costs		4,605	8,605
Capital assets, net of amortization		92,138	109,440
Deferred costs		2,317	703
Goodwill		15,685	33,098
Restricted Cash		5,795	-
Other assets		167	274
		127,525	**164,078**
LIABILITIES			
Current	Bank overdraft	-	1,171
	Accounts payable and accrued liabilities	7,160	12,097
	Advance receipt on inventory sales	1,610	4,250
	Current portion of long term debt	1,013	16,535
	Short term debt from shareholders	4,830	-
		14,613	**34,053**
Accounts payable for companies previously in provisional liquidation		3420	-
Future income taxes		12,386	14,715
Long term debt		54,730	37,710
Convertible debentures		6,075	-
		91,224	**86,478**
Non controlling interest		-	**400**
SHAREHOLDERS' EQUITY			
Share capital		108,238	90,169
Warrants and conversion privileges		4,236	406
Exchangeable debentures		1,550	1,550
Contributed surplus		459	459
Cumulative foreign exchange adjustment		(20,407)	(13,637)
Retained earnings		(57,775)	(1,747)
		36,301	**77,200**
		127,525	**164,078**

Namibian Minerals Corporation
Consolidated Statements of Operations and (Deficit) Retained Earnings
(In United States Dollars)

For the 12 months ended 31 December		2001 $000	2000 $000 Restated	1999 $000 Restated
Income	Revenue from diamond sales	12,461	41,769	42,808
	Interest earned	248	789	632
	Gain on marketable securities	-	30	354
		12,709	**42,588**	**43 794**
Expenses	Direct production costs	25,863	23,629	13,962
	Commissioning costs	5,304	-	-
	Royalty payment	830	3,308	3,732
	Marketing costs	480	976	866
	General office costs, including salaries	5,179	4,755	3,762
	Write-down of marketable securities	97	45	-
	Amortization - capital assets	11,413	5,778	3,665
	- deferred costs	1,350	477	60
	Impairment – development costs	4,000	-	-
	Interest paid - long term debt	5,000	1,924	460
	- other	1,808	240	138
	Loss on disposal of capital assets	291	-	-
		(61,615)	**(41,132)**	**(26,645)**
Unusual Items				
	Proceeds from insurance claim	(9,300)	-	-
	Provisional liquidation costs	1,656	-	-
		7,644	-	-
Earnings (loss) for the year before taxes and goodwill		(41,262)	1,456	17,149
	Recovery of income taxes	2,247	900	-
Earnings (loss) for the year before goodwill		(39,015)	2,356	17,149
	Goodwill amortization and impairment	(17,413)	(2,401)	(256)
Minority interest		400	-	-
Earnings (loss) for the year		(56,028)	(45)	16,893
	Accretion on equity component of exchangeable debentures	-	-	(276)
	Dividend	-	(1,406)	(758)
	Retained earnings (deficit) at beginning of year as restated	(1,747)	(296)	(16,155)
	Retained earnings (deficit) at beginning of year – as previously stated	5,098	5,497	(10,607)
	Change in accounting policy	(6,845)	(5,793)	(5,548)
Retained earnings (deficit) – end of year		**(57,775)**	**(1,747)**	**(296)**

	$	$	$
Basic (loss) earnings per share for the period before goodwill	(0.49)	0.05	0.43
Basic (loss) earnings per share for the period after goodwill	(0.70)	0.00	0.42
Fully diluted (loss) earnings per share for the period	(0.70)	0.00	0.40
Dividend per share	0.00	0.03	0.02
Weighted average number of shares outstanding In thousands	**79,705**	**46,842**	**40,233**

Namibian Minerals Corporation

Consolidated Statements of Cash Flows

(In United States Dollars)

For the 12 months ended 31 December

Cash resources provided by (used in)		2001 $000	2000 $000 Restated	1999 $000 Restated
Operating activities	Earnings (loss) for the period	(56,028)	(45)	16,893
	Items not affecting cash			
	Amortization - capital assets	11,413	5,778	3,665
	- goodwill	2,413	2,401	256
	- deferred costs	1,350	477	60
	Impairment of goodwill	15,000	-	-
	Impairment of development costs	4,000	-	-
	Writedown of marketable securities	-	45	-
	Writedown of other assets	97	-	-
	Accretion on convertible loan and debentures	1,530	-	-
	Minority interest	(400)	-	-
	Gain on sale of marketable securities	-	(30)	(354)
	Loss on disposal of capital assets	291	-	-
	Income tax recovery	(2,329)	(900)	-
	Changes in non-cash working capital)	(254)	6,740	1,942
	Net cash (used in) provided by operating activities	**(22,917)**	**14,466**	**22,462**
Investing activities	Development costs	-	(300)	(1,640)
	Capital assets – purchased	(597)	(49,989)	(14,304)
	Capital assets – sold	3,712	-	-
	Other assets – purchased	(11)	-	-
	Restricted cash	(5,795)	-	-
	Marketable securities – sold	51	30	413
	Acquisition of Ocean Diamond Mining Holdings Ltd	-	(2,623)	(31,630)
	Net cash used in investing activities	**(2,640)**	**(52,882)**	**(47,161)**
Financing activities	Share capital and warrants	20,996	1,946	10,812
	Bank overdraft	(1,171)	1,171	-
	Short term debt - advanced	6,541	-	-
	– repaid	(2,200)		
	Long term debt - advanced	-	21,921	31,061
	- repaid	(5,376)	-	-
	Convertible debentures	5,937	-	-
	Exchangeable debentures repayment	-	-	(280)
	Dividend payment	-	(1,406)	(758)
	Financing costs paid	-	(112)	-
	Net cash provided by financing activities	**24,727**	**23,520**	**40,835**
Net (decrease) increase in cash		(830)	(14,896)	16,136
	Effect of foreign exchange movement on cash balances	(1,004)	(743)	-
	Cash position – beginning of period	4,394	20,033	3,897
Cash position – end of period		**2,560**	**4,394**	**20,033**

Namibian Minerals Corporation

ANNUAL REVIEW 2001


ZS-RNE
NAMCO

NAMCO

CONTENTS

MESSAGE TO SHAREHOLDERS

Dear Shareholder

The year 2001 has been an extremely difficult year for the Company. The accident to the NamSSol 1 in January 2001 developed into a multidimensional crisis.

The Company overcame these difficulties due to a focused effort of its stakeholders and new investors who provided significant funds at times when very few believed the Company would survive. The challenges the Company faces on the operational level and the continuous effects of the events of the beginning of the year resulted in working capital and cash flow difficulties. These occurred simultaneously with technological challenges faced by the Company in commissioning and recommencement of operations of the most advanced tools in marine mining and exploration, being Nam II and the Nam Drill.

The efforts to meet the challenges facing the Company are being carried out by new management. The fleet is being commissioned and production reinstated with the objective of increasing the production to the levels comparable with the Company's performance in the year 2000. The recovery programme, introduced in July 2001, has been substantially implemented and has resolved major commercial obstacles that arose following the accident being resolved.

The Company's intention was to substantially increase its production capacity during 2001 by bringing into commissioning the *MV Ya Toivo* and start exploration utilising the Nam Drill. However, the accident involving the NamSSol 1 and subsequent events adversely impacted this programme. As a result the Company's operating costs increased without the benefit of increased operating capacity. The Company plans to have the *MV Kovambo* back in production by June 2002, which in line with its plans will significantly increase the Company's available production capacity. The overriding objective of the Company is to position itself so as to obtain the benefits of this increase in available production capacity and through full utilisation of its technology.

In the past the Company's mining operations were focused in Feature 19, however the development of the Company's overall ore reserve were somewhat limited. In the second half of 2001 the Company launched what it considers to be the most advanced sampling technology – the Nam Drill. The Company's exploration programme now is focused on the development of an efficient mining plan taking into account the capabilities of the Company's mining tools, utilising this advanced technology and in order to expand and improve the Company's ore reserve position. This is the most important task on the Company's strategic agenda.

Going forward, the Company will focus on stabilization and efficient utilization of its existing assets, which will include the reduction of costs. In addition the Company will have to rely on the development of economically viable and low risk new initiatives. The successful implementation of the recovery programme will be followed by an essential development programme, which will take the Company into the future.

(Signed) Arye Barboy

ARYE BARBOY
Chairman

All financial information is reported in United States Dollars unless otherwise stated.

OVERVIEW

The Company suffered a critical operational set back in January 2001 when an accident occurred to its NamSSol mining system, which adversely affected the Company's cash flow. The deterioration in the Company's financial position resulted in the Company breaching the terms of its loans with senior lenders. The Company attempted to agree to moratorium terms with its senior lenders, but when such terms could not be agreed, significant new financing through Canaccord Capital was withdrawn.

Several of the Company's Southern African subsidiaries were placed in provisional liquidation in late February 2001. In March 2001, the Company managed to reach accord with its senior lenders and was subsequently able to raise $27 million in financing. This included a $15 million subscription from LL Mining Corporation BV (LLM), which has become the Company's major shareholder.

By August 2001, the Company's subsidiaries that had been placed in provisional liquidation in February 2001 were discharged from provisional liquidation. Five of these subsidiaries were discharged from provisional liquidation through schemes of arrangement in terms of the South African Companies Act, which were accepted by creditors of these companies and sanctioned by the Courts. The Company's mining vessel, the *MV Ya Toivo*, recommenced operations in April 2001, and the *MV Namibian Gem*, resumed production in August 2001. Mining exploration with the Nam Drill sampling system onboard the *MV Zacharias* commenced in September 2001 to extend the Company's diamond resources.

In July 2001, the Company developed a recovery programme, which included as its objectives rescheduling of its debt, raising of additional financing from LLM, increasing production and settling its business interruption insurance claim arising from the accident to the NamSSol mining tool. The Company has to date met the objectives of its recovery programme in that:

- It has rescheduled its debt with its senior lenders.
- It has rescheduled the repayment terms to holders of convertible debentures that were placed as part of the Company's fund raising initiatives in March and April of 2001.
- It has rescheduled the terms of a $2.6 million loan that it concluded with LLM in June 2001.
- The Company has concluded a $10 million loan facility with LLM.
- The Company has maintained budgeted mining production levels and has commenced and continues to conduct sampling in order to increase the Company's diamond resources.
- The Company received $9 million following the success of its business interruption insurance claim.

Both the rescheduling agreement with the Company's senior lenders and the $10 million loan facility with LLM are subject to the fulfillment of certain procedural and documentary conditions. The Company is in the process of fulfilling these conditions.

The net loss for 2001 was $56 million, $0.70 per share, reflecting the Company's difficult year, compared with a net loss of $45,000, $0.001 per share in 2000. Cash outflow from operations was $22.9 million for 2001 compared with an inflow of $14.5 million in 2000. Cash outflow from investing activities was $2.6 million for 2001 (2000: $52.9 million). Cash on hand at year end was $2.6 million compared with a cash position of $4.4 million at the end of 2000. Long-term debt, including the current portion, was $55.7 million (2000: $54.2 million).

Financial Data	2001	2000	
($ in thousands, except per share data)			
Earnings and Cash Flow			
Revenue from diamond sales	12,461	41,769	
(Loss) earnings before goodwill, tax and impairments	(41,262)	1,456	*
Net loss	(56,028)	(45)	*
Cash (used in) provided by operating activities	(22,917)	14,466	*
(Loss) earnings per share	($0.70)	$0.00	*
Capital Expenditures and Investments			
Capital Expenditure	7,471	49,989	
Proceeds on Capital Assets – sold	3,712	-	
Restricted cash	5,795	-	
Balance Sheet			
Cash	2,560	4,394	
Total Assets	127,525	164,078	*
Long-term bank debt, including current portion	55,743	54,245	
Shareholders' equity	36,301	77,200	*
Long-term bank debt to total assets	44%	33%	*
Weighted average of Shares outstanding (in thousands)	**79,705**	**46,842**	

* Restated

DIAMOND SALES

Revenue in 2001 was $12.461 million from the sale of 83 852 carats, compared with $41.769 million on the sale of 237 000 carats in 2000. Lower revenues reflect the extended commissioning period of the *MV Ya Toivo,* the *MV Namibian Gem* resuming operation at the end of August 2001 and the lack of contribution from the *MV Kovambo*. In addition, the average realized diamond price declined as a result of continued weakness in the diamond market and the smaller sized stones sold during the period.

The Company concluded an exclusive marketing agreement with the Leviev Group following its $15 million investment in the Company in March 2001. In the third quarter of 2001, the Leviev Group began marketing the Company's diamond production following termination of the Company's distribution agreement with IDC (Holdings) Ltd.

RESULTS OF OPERATIONS

Overview

In 2001, the Company's mining operations were negatively affected following the accident to the NamSSol mining system in the first quarter of 2001, the resultant deterioration of the Company's financial position and the placing of several subsidiaries into provisional liquidation. Production levels improved from the *MV Ya Toivo*, equipped with the Company's Nam II seabed crawler technology. Better production levels are expected with improved mine planning data obtained from sampling and mining equipment improvements. The *MV Namibian Gem* resumed operations in August 2001.

Total production in 2001 was 85 589 carats, compared with 221 031 carats in 2000.

Total direct production costs for 2001 were $25.8 million, compared with $23.6 million in 2000. The higher costs incurred in 2001 were due to the start of the new production vessel *MV Ya Toivo,* increased charter rates for *MV Ya Toivo* and *MV Zacharias* and the expensing of exploration costs in relation to the *MV Zacharias.*

MV Kovambo

Following the accident to the NamSSol on 7 January 2001, the *MV Kovambo*, which is the support vessel for NamSSol, has been stationed in Cape Town harbour and did not operate during 2001. The $9.3 million proceeds from settlement of the Company's business interruption claim have been utilized to cover the costs of maintaining the vessel while in port.

Repairs to the damaged NamSSol system have commenced. The Company plans to resume operations before the end of the second quarter of 2002.

MV Ya Toivo

MV Ya Toivo resumed limited operation in mid April 2001. The vessel had undergone only two months of commissioning before operations ceased as a result of a lack of funds during provisional liquidation. The restart of commissioning and build up to capacity was adversely affected due to strained supplier relationships prior to offers of compromise being accepted by creditors and technical impediments through lack of immediate access to spares and loss of skills.

In September 2001, the *MV Ya Toivo's* Nam II seabed crawler become stuck on the seabed and in February 2002 the launch and recovery system on board was damaged. In each case, two weeks production time was lost. Work is continuing to improve both the availability and effectiveness of the Nam II seabed crawler, which offers significant potential capacity and operating advantages over airlift technology.

MV Namibian Gem

Following the completion of maintenance after several months in harbour, *MV Namibian Gem* returned to operation at the end of August 2001.

MV Zacharias

Drill sampling onboard *MV Zacharias* using 50 x 50 metre and 50 x 100 metre grid spacing resumed in September 2001 in Mining Licence 51, testing the extensions of current mining resource. Performance of the drilling system has been encouraging and operational availability has steadily increased in 2001. The Company has initially identified approximately 200 geological features covering an area of 1 110 m² for drill testing. Sampling has confirmed the continuation of mineralisation for approximately one kilometre in Feature 019 and the adjoining Feature 018 of Mining Licence 51.

MV Ivan Prinsep

Following breaches in respect of the terms of its loans, the Company's senior lenders required that the Company sell the *MV Ivan Prinsep* and that the proceeds thereof be utilized to repay a part of these loans. The vessel was sold in March 2001 for $3.7 million and the net proceeds have been utilized to reduce the outstanding debt to the Company's senior lenders.

PRODUCTION DATA								
Vessel	**2001**				**2000**			
	Total Production (carats)	**Area Mined (sq.m)**	**Volume (cu.m.)**	**Average Grade (cts/sq.m)**	**Total Production (carats)**	**Area Mined (sq.m)**	**Volume (cu.m.)**	**Average Grade (cts/sq.m)**
Kovambo	2,426	5,318	21,272	0.46	115,743	276,590	852,728	0.42
Namibian Gem	13,047	40,709	94,241	0.32	45,765	74,505	201,163	0.61
Zacharias	625	4,608	11,142	0.14	120			
Ya Toivo	69,117	232,857	769,611	0.30	2,461	16,341	8,658	0.15
Ivan Prinsep	374	1,569	2,353	0.24	49,117	69,299	78,265	0.71
Oceandia					5,744	24,043	20,865	0.24
Shallow Water					2,081			
TOTAL	**85,589**	**285,061**	**898,619**	**0.30**	**221,031**	**460,778**	**1,161,679**	**0.48**

Earnings

The Company's loss of $56 million in 2001 (2000: $45,000) reflects the disruption in the Company's activities and the results of a re-assessment of the carrying values of certain of the Company's assets.

Revenues

In 2001, the Company generated revenues primarily from two vessels being the *MV Ya Tovio* and the *MV Namibian Gem*. The average realised diamond price was $150 per carat, compared with $176 per carat in 2000. Diamond quality remained high, with the received price being adversely impacted by the deterioration in the world diamond market during 2001 and a slight decline in average stone size.

Expenses

Direct production costs increased by $2.2 million to $25.8 million from the previous year. The increase in costs is attributable to the start up of the new production vessel, the *MV Ya Toivo*, increased charter rates for the *MV Ya Toivo* and *MV Zacharias* and exploration costs for the *MV Zacharias*.

Royalty and marketing costs in the period were $1.3 million or 10.5% of revenue. Royalty payments to the Namibian Government were $0.83 million (2000: $3.3 million). The majority of operating costs for each vessel are fixed and include charter fees (when applicable), personnel and insurance. Semi-variable costs include fuel, which increased during the period, and repairs and maintenance costs. Both costs are highly dependent on hours of operation, which have increased during the course of the Company's recovery programme.

General office costs increased to $5.1 million, compared to $4.75 million in 2000, as a result of payments of employees claims arising from the provisional liquidation of certain of the Company's subsidiaries.

Amortization rose to $11.4 million with the introduction of the *MV Ya Toivo* and *MV Zacharias*.

Impairment of Goodwill and Development Costs

The Company, as part of its review of financial results for 2001, performed an assessment of the carrying values of its goodwill and its previously capitalized development costs. This assessment was performed pursuant to the Company's significant operational setbacks in 2001, the decline in diamond prices over the past 12 months and the re-financing of the Company since the discharge of a number of the Company's subsidiaries from provisional liquidation.

As a result of the assessment, the Company recorded an impairment of $15 million against goodwill and a further impairment of $4 million against development costs.

The fair value of goodwill was determined based on discounted future cash flows of the Company over a period of 10 years. The assumptions supporting the estimated future cash flows, including the discount rate reflect management's best estimates.

The impairment to development costs was determined with reference to the probable reserves and expected contributions relating thereto.

Exploration Expenditure

Effective 1 October 2001, the Company changed its accounting policy with respect to exploration expenditures, from deferring them until the viability of a project was determined, to charging them to income as incurred. Under the new policy, only expenditures incurred on properties identified as having development potential are capitalized as development costs. This new policy is consistent with current reporting in the mining industry.

This change which has been applied retroactively, with a restatement of prior year financial statements has resulted in a decrease in exploration and development costs and opening retained earnings of $6.8 million.

Fourth Quarter Results

The fourth quarter loss before impairment of assets was $10.6 million, $0.11 per share, compared with a loss of $1.6 million, $0.04 per share in 2000. Diamond sales of 16,473 carats (2000: 60 200 carats) generated revenues of $2.3 million (2000: $10.6 million). The average sales price achieved was $140 per carat, compared with $176 per carat a year earlier. Operating cash inflow was $933,000. Diamond production was 32,920 carats (2000: 57 500 carats).

Liquidity and Capital Resources

Cash used in operating activities for 2001 was $22.9 million compared with cash provided by operating activities of $14.5 million in 2000. This arose as a result of reduced earnings caused by the costs of recommencing operations of the *MV Ya Toivo* and the costs incurred in the provisional liquidation.

Capital expenditures in the period were $7.5 million, compared with $50 million a year earlier.

During the third quarter of 2001, the Company finalized schemes of arrangement with trade creditors valued at approximately $7.02 million to be settled as follows: $2.6 million immediately, $1.0 million by way of insurance proceeds recovered from the NamSSol accident, $0.2 million waived by creditors and the balance through a debenture issue to trade creditors, redeemable on or before December 2004. It is anticipated that creditors will receive a final payment from Receivers in the beginning of the second quarter of 2002.

Cash at the end of 2001 was $2.56 million. In addition, $5.79 million is secured to provide guarantees for the owners of *MV Ya Toivo* and *MV Zacharias*.

Following the provisional liquidation of nine subsidiaries in February 2001, the Company completed financing totaling $29.6 million. The Company raised $12 million through private placements of special warrants and special notes, which were converted into a combination of common shares, convertible debentures and warrants. In June 2001, the Leviev Group subscribed for $15 million of the Company's common shares, with half-warrants attached, and in the third quarter provided a $2.6 million credit facility, which may be converted into common shares. Net proceeds from the financings were approximately $27 million. Proceeds were used to pay charter fees, provide guarantees in respect of *MV Ya Toivo* and *MV Zacharias*, resume mining operations, provide working capital and funds for the discharge of the companies in liquidation. During the period, warrants and stock options were issued to the ship owner of *MV Ya Toivo* and for consultancy services respectively. Further information on these issuances is contained in note 14 of the Consolidated Financial Statements.

In the third quarter, the Leviev Group made available a bridging loan facility of $6 million, pending the Company's receipt of proceeds under the business interruption insurance policy. The Company only drew down $2.2 million under this facility, which was repaid during the fourth quarter following receipt of the business interruption proceeds.

The Company reduced its bank debt position to the senior lenders from $54.2 million in 2000 to $49.5 million in 2001, primarily through the sale of *MV Ivan Prinsep* for gross proceeds of $3.7 million. In addition, in April 2001 the Company entered into a new charter agreement with the owners of the *MV Zacharias,* in terms of which the Company has provided a guarantee for payment of the charter fees of $639,000 and is obliged to purchase the *MV Zacharias* by no later than the end of March 2003 for an amount of $5 million. The Company also concluded a variation to the charter agreement with the owners of the *MV Ya Toivo* in terms of which the charter rates were increased and the Company has provided a $5 million guarantee in respect of the payment of charter fees.

In December 2001, the Company concluded a rescheduling agreement with its senior lenders, in terms of which monthly capital repayments in respect of the Company's loans are to recommence from March 2003 until December 2008. Interest on the loans is to be serviced monthly by the Company. The Company also concluded a $3 million bridging loan facility with the Leviev Group in November 2001.

This facility has been replaced by a $10 million facility, which is convertible to shares. Both the rescheduling agreement and the $10 million loan are subject to the fulfillment of certain documentary and procedural conditions which the Company is in the process of fulfilling. The Company has also concluded an agreement on rescheduling the terms of convertible debentures issued in March 2001 and April 2001 of $7 798 000. The maturity date has been extended to 23 September 2008 and 30 October 2008 for the March 2001 and April 2001 debentures, respectively. The principal is to be repaid within the extended period by way of ten equal six monthly instalments, commencing in March and April 2004, respectively. Interest at 10% is repayable in June 2003 and thereafter six monthly. The Company has also rescheduled the terms of repayment of the $2.6 million credit facility from the Leviev Group on substantially the same terms as those reached with the convertible debenture holders. The above transactions are discussed in more detail in note 22 to the consolidated Financial Statements.

Given recent events, the risks and uncertainties with regard to the Company's liquidity and capital resources, its future and the quantifiable effects and delays from the provisional liquidation of its operating companies are significant. To meet its ongoing obligations and maintain its operations, the Company needs to restore profitable operations and improve its cash flow position, with the continuing support of its main shareholders. The Company has implemented a recovery program to stabilize the business and improve liquidity, which includes optimizing production levels and cost-cutting initiatives. As part of this program, it is likely that additional funding will be required as the Company works through the consequences and effects of the NamSSol accident, of the provisional liquidation and of delays to its resource development programs.

RISKS AND UNCERTAINTIES

Insolvency Risk

The Company's ability to restore its financial situation, to attract lost skills, to develop its mining licences and to cover its corporate and operational expenses depends on its ability to restore profitable operations and on the continuing support of its shareholders. There can be no assurance that the Company will generate revenues and operating income sufficient to satisfy its working capital, debt servicing and capital expenditure needs in the future.

Specifically, the Company has financial commitments that must be met within the next 12 months and beyond. These commitments include payments of interest on the Company's debt and payments to ongoing trade creditors.

The inability of the Company to generate revenues and operating income or, if required, to secure financing on acceptable terms would have a material adverse effect on the Company's business, financial condition and results of operations and could require the reduction or suspension of operations, postponement of development plans, forfeiture of its interest in some or all of its properties, the sale of the Company or of its assets or the issuance of securities, or other actions, which might have a negative impact on the Company and/or its shareholders.

Mining Operations

The business of marine mining is challenging and is subject to a variety of risks such as operational failures, extreme marine and weather conditions, natural disasters, environmental hazards, theft, unusual, unknown or unexpected geological formations, unpredictable mining conditions or diamond occurrence, the discharge of toxic chemicals and other hazards. Such occurrences may result in the suspension of operations, losses and/or damage to property, human injury or deaths, environmental damage and possible legal liability for any and all damages. The damage to the NamSSol mining tool is an example of these risks.

The technology required for ocean diamond mining in deeper waters has only begun to be used commercially in the past ten years. While the Company believes that its production and processing technology is state-of-the-art, these systems may not perform to design requirements, leading to possible delay and additional expense.

The Company has only sustained commercial production over a short period of time. There is no assurance that commercial quantities of diamonds will continue to be discovered or that commercial production will continue.

Currency and Foreign Exchange

Although the Company's operations are outside of North America, its diamonds are priced in US dollars and its financial records are maintained in US dollars. The Company's operations in Namibia and South Africa make it subject to foreign exchange restrictions that may materially affect the Company's ability to transfer funds and therefore its financial position. Fluctuations in currency exchange rates, particularly for operating costs denominated in currencies other than United States dollars, may also significantly impact the Company's financial position and results.

Diamond Prices

The market for diamonds affects the profitability of the Company's mining operations. Diamond prices tend to fluctuate and are affected by numerous factors beyond the control of the Company. The market for precious stones is influenced by world supply and demand, the rate of inflation, inventories of precious stones, political environments and changes in international business conditions. The Diamond Trading Company (the "DTC"), part of the De Beers Group, has a significant influence over the world trade in rough diamonds. As a result, the Company's diamond prices may be affected by the policy and actions of the DTC.

The diamond market is currently experiencing weakness, arising from weakness in the US economy and global market conditions generally, however, there is demand for the Company's high quality diamond production and the Company continues to sell all its output, albeit at fluctuating prices.

Further detail on Risk Factors is contained in the Company's Annual Information Forms filed annually and the prospectus of the Company filed in June 2001.

Accidents and Insurance

The Company may suffer losses or become liable for damages arising from accidents, natural disasters, delays, pollution, environmental incidents or other hazards against which it has not insured or cannot insure, because of high premium costs, cancellation or otherwise. Although the company maintains insurance against risk of loss or damage that are typical in the mining industry, the Company does not presently have insurance cover for business interruption or loss of profit. The recent number of claims may limit the Company's future ability to obtain insurance against foreseeable risks.

OUTLOOK

The resumption of mining and exploration activities and the discharge of all companies from provisional liquidation are significant developments for the Company. Progress will depend on meeting revenue, production and exploration targets, on close monitoring of the financial situation, tight cost controls and on raising additional funds.

Management believes that diamond production will increase with improved output from *MV Ya Toivo* and a contribution from *MV Namibian Gem* and the reintroduction of the *MV Kovambo*. The resumption of exploration activities for resource development and improved mine planning should have a positive impact on the Company's outlook.

The Company's immediate challenges are:

- Maximising operational availability and productivity from its mining and exploration vessels.
- Restoring profitable operations and improving the cash flow position of the Company.
- Obtaining continued support from its stakeholders.

(Signed) A. Barboy

A. BARBOY
Chairman

(Signed) E. Nefussy

E. NEFUSSY
Director & Chief Financial Officer

25 March 2002

NAMIBIAN MINERALS CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS

31 December 2001

(Audited)

Report of Management

The accompanying consolidated financial statements and all of the data included in this report have been prepared by and are the responsibility of the management of Namibian Minerals Corporation. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and reflect management's best estimates and judgements based on currently available information. The Company has developed and maintains systems of internal accounting controls in order to assure, on a reasonable and cost-effective basis, the reliability of its financial information and that the assets are safeguarded from loss.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Board exercises its responsibilities through the Audit Committee of the Board, which has to satisfy itself that management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval. The Company's external auditors have full and unrestricted access to the Audit Committee.

The consolidated financial statements have been audited by Deloitte & Touche LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

(Signed) A. Barboy

A. BARBOY
Chairman

(Signed) E. Nefussy

E. NEFUSSY
Director & Chief Financial Officer

25 March 2002

Auditors' Report

To the Board of Directors
Namibian Minerals Corporation

We have audited the consolidated balance sheets of Namibian Minerals Corporation as at 31 December 2001 and 2000 and the related consolidated statements of operations and retained earnings (deficit) and cash flows for each of the years in the three year period ended 31 December 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 31 December 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three year period ended 31 December 2001, in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants

Vancouver, Canada
25 March 2002

Namibian Minerals Corporation
Consolidated Balance Sheets
United States Dollars

Statement 1

ASSETS		As at 31 December 2001 $000	As at 31 December 2000 $000 Restated
Current	Cash – *Statement 3*	2,560	4,394
	Accounts receivable	433	1,207
	Prepayments	335	231
	Inventories *(Note 4)*	3,490	6,075
	Marketable securities *(Note 5)*	-	51
		6,818	**11,958**
Development costs *(Note 6)*		4,605	8,605
Capital assets, net of amortization *(Note 7)*		92,138	109,440
Deferred costs *(Note 8)*		2,317	703
Goodwill *(Note 9)*		15,685	33,098
Restricted Cash *(Note 11)*		5,795	-
Other assets		167	274
		127,525	**164,078**
LIABILITIES			
Current	Bank overdraft	-	1,171
	Accounts payable and accrued liabilities *(Note 10)*	7,160	12,097
	Advance receipt on inventory sales	1,610	4,250
	Current portion of long term debt *(Note 12)*	1,013	16,535
	Short term debt from shareholders *(Note 13)*	4,830	-
		14,613	**34,053**
Accounts payable for companies previously in provisional liquidation *(Note 1a)*		3,420	-
Future income taxes *(Note 15)*		12,386	14,715
Long term debt *(Note 12)*		54,730	37,710
Convertible debentures *(Note 14d)*		6,075	-
		91,224	**86,478**
Non controlling interest *(Note 16)*		**-**	**400**
SHAREHOLDERS' EQUITY			
Share capital *(Note 14a)*		108,238	90,169
Warrants and conversion privileges *(Note 14b)*		4,236	406
Exchangeable debentures *(Note 14c)*		1,550	1,550
Contributed surplus		459	459
Cumulative foreign exchange adjustment		(20,407)	(13,637)
Deficit - *Statement 2*		(57,775)	(1,747)
		36,301	**77,200**
		127,525	164,078

See accompanying notes to the consolidated financial statements

ON BEHALF OF THE BOARD:

(Signed) A. Barboy ***(Signed) E. Nefussy***

A. BARBOY
Chairman

E. NEFUSSY
Chief Financial Officer
and Director

25 March 2002

Namibian Minerals Corporation

Statement 2

Consolidated Statements of Operations and (Deficit) Retained Earnings

United States Dollars

For the 12 months ended 31 December		2001 $000	2000 $000 Restated (Note 3)	1999 $000 Restated (Note 3)
Income	Revenue from diamond sales	12,461	41,769	42,808
	Interest earned	248	789	632
	Gain on marketable securities	-	30	354
		12,709	**42,588**	**43 794**
Expenses	Direct production costs	25,863	23,629	13,962
	Commissioning costs	5,304	-	-
	Royalty payment	830	3,308	3,732
	Marketing costs	480	976	866
	General office costs, including salaries	5,179	4,755	3,762
	Write-down of marketable securities	97	45	-
	Amortization - capital assets	11,413	5,778	3,665
	- deferred costs	1,350	477	60
	Impairment - development costs	4,000	-	-
	Interest - long term debt	5,000	1,924	460
	- other	1,808	240	138
	Loss on disposal of capital assets	291	-	-
		(61,615)	**(41,132)**	**(26,645)**
Unusual Items				
	Proceeds from insurance claim	(9,300)	-	-
	Provisional liquidation costs (Note 1a)	1,656	-	-
		7,644	-	-
(Loss) earnings for the year before taxes and goodwill		(41,262)	1,456	17,149
	Recovery of income taxes	2,247	900	-
(Loss) earnings for the year before goodwill		(39,015)	2,356	17,149
	Goodwill amortization and impairment (Note 9)	(17,413)	(2,401)	(256)
Minority interest		400	-	-
Earnings (loss) for the year		(56,028)	(45)	16,893
	Accretion on equity component of exchangeable debentures	-	-	(276)
	Dividend	-	(1,406)	(758)
	Retained earnings at beginning of year as previously stated	5,098	5,497	(10,607)
	Change in accounting policy (Note 3f)	(6,845)	(5,793)	(5,548)
Retained earnings (deficit) – end of year		**(57,775)**	**(1,747)**	**(296)**

See accompanying notes to the consolidated financial statements

	$	$	$
Basic (loss) earnings per share for the period before goodwill	(0.49)	0.05	0.43
Basic (loss) earnings per share for the period after goodwill	(0.70)	0.00	0.42
Fully diluted (loss) earnings per share for the period	(0.70)	0.00	0.40
Dividend per share	0.00	0.03	0.02
Weighted average number of shares outstanding in thousands	**79,705**	**46,842**	**40,233**

Namibian Minerals Corporation
Consolidated Statements of Cash Flows
United States Dollars

Statement 3

For the 12 months ended 31 December		2001 $000	2000 $000 Restated (Note 3)	1999 $000 Restated (Note 3)
Cash resources provided by (used in)				
Operating activities	(Loss) earnings for the period	(56,028)	(45)	16,893
	Items not affecting cash			
	Amortization - capital assets	11,413	5,778	3,665
	- goodwill	2,413	2,401	256
	- deferred costs	1,350	477	60
	Impairment of goodwill	15,000	-	-
	Impairment of development costs	4,000	-	-
	Writedown of marketable securities	-	45	-
	Writedown of other assets	97	-	-
	Accretion on convertible loan and debentures	1,530	-	-
	Minority interest	(400)	-	-
	Gain on sale of marketable securities	-	(30)	(354)
	Loss on disposal of capital assets	291	-	-
	Income tax recovery	(2,329)	(900)	-
	Changes in non-cash working capital *(Note 17)*	(254)	6,740	1,942
	Net cash (used in) provided by operating activities	**(22,917)**	**14,466**	**22,462**
Investing activities	Development costs	-	(300)	(1,640)
	Capital assets - purchased	(597)	(49,989)	(14,304)
	- sold	3,712	-	-
	Other assets - purchased	(11)	-	-
	Restricted cash	(5,795)	-	-
	Marketable securities - sold	51	30	413
	Acquisition of Ocean Diamond Mining Holdings Ltd	-	(2,623)	(31,630)
	Net cash used in investing activities	**(2,640)**	**(52,882)**	**(47,161)**
Financing activities	Share capital and warrants	20,996	1,946	10,812
	Bank overdraft	(1,171)	1,171	-
	Short term debt - advanced	6,541	-	-
	- repaid	(2,200)		
	Long term debt - advanced	-	21,921	31,061
	- repaid	(5,376)	-	-
	Convertible debentures	5,937	-	-
	Exchangeable debentures repayment	-	-	(280)
	Dividend payment	-	(1,406)	(758)
	Financing costs paid	-	(112)	-
	Net cash provided by financing activities	**24,727**	**23,520**	**40,835**
Net (decrease) increase in cash		(830)	(14,896)	16,136
	Effect of foreign exchange movement on cash balances	(1,004)	(743)	-
	Cash position – beginning of period	4,394	20,033	3,897
Cash position – end of period		**2,560**	**4,394**	**20,033**

Supplemental cash flow information (Note 17)

During the year ended 31 December 2001 the Company issued 37 727 273 common shares subscribed for by LL Mining Corporation BV ("LLM") for cash received of $15 million (note 14(e)), 850 000 shares in respect of fees due to Canaccord under an Agency Agreement (note 14 (d)), 3 257 568 common shares on the redemption of $1 059 000 Tranche 2 Convertible Debentures (note 14(d)), 827 523 (2000: 90 578) common shares by way of satisfaction of interest payable on the 6% exchangeable debentures (note 14(c)) and 9 475 758 upon exercise of special warrants (note 14(d)) for cash received of $2,733,131.

During the year ended 31 December 2001 the Company purchased a vessel, under capital lease for $6,874,462 (Note 7).

During the period to 31 December 1999 the Company acquired 92.5% of Ocean Diamond Mining Holdings Limited (ODM) by issuing 1,650,000 common shares at a deemed value of $5,363,000, 3,354,340 shares at a deemed value of $13,407,000 and payment of cash (net of cash acquired of $9,050,000) of $31,630,000. In the period to 31 December 2000, the Company increased the interest in ODM to 97.7% by issuing 228,104 common shares at a deemed value of $4 per share, and payment of cash of $2,623,000.

See accompanying notes to the consolidated financial statements.

1. Continuing operations

The Company, through its subsidiaries, is engaged principally in marine diamond exploration and mining off the coast of Namibia and marine diamond exploration off the coast of South Africa.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values as shown in these financial statements should the Company be unable to continue as a going concern.

On 7 January 2001, the Company's first mining tool, NamSSol was damaged. The cost of repair is estimated to be of the order of $1,500,000. These costs are the subject of an insurance claim with an excess on the claim of $250,000. Operating costs and loss of earnings were covered by a second insurance policy ("business interruption policy") for a period of up to 180 days, subject to an excess on the policy of 14 days, and up to maximum operating costs and loss of earnings of $67,500 per day. In October 2001 the Company received $9 million under the business interruption policy in respect of operating costs and loss of earnings arising from the damage to the NamSSol. The NamSSol mining unit is currently being repaired.

As a result of the damage to the NamSSol unit, the Company's financial position and liquidity deteriorated, which had the result of delaying commissioning of the Nam II mining unit. The Nam II mining unit is presently operating at full capacity.

a) Provisional liquidation of certain Southern African subsidiaries

In late February 2001, following the deterioration in the Company's financial situation, the Company placed some of its Southern African subsidiary companies into provisional liquidation under the laws of South Africa and Namibia. The Namibian companies were discharged from provisional liquidation on 7 May 2001. One of the South African subsidiaries, Pinette Investments (Pty) Ltd was discharged from provisional liquidation on 22 May 2001.

In relation to the remaining subsidiaries that had been placed in provisional liquidation, these were discharged from provisional liquidation on 24 July 2001 following the acceptance by creditors of offers of compromise in terms of Section 311 of the South African Companies Act, which were also sanctioned by the Court on this date.

In terms of the schemes of arrangement to 31 December 2001 the Company has paid:

(i) $2.45 million to give effect to the terms of the schemes of arrangement with creditors;

(ii) $1 million of the proceeds received by the Company under its business interruption policy in respect of the damage to the NamSSol.

1. Continuing operations *(continued)*

In addition, in terms of the schemes of arrangement for Namco Project Management (Pty) Ltd and Namco South Africa (Pty) Ltd, the Company has undertaken to issue debentures in the amount of the difference between the sum of the creditor's claims proved and the aggregate amount of the dividend received by creditors under the scheme of arrangement. These debentures would be redeemable at the election of the Company on or before December 31, 2004, would be unsecured and would not bear interest. The debentures can be redeemed, at the instance of the Company, for common shares of the Company on notice at a price equal to the greater of (a) a weighted average market price of the common shares of the Company, or (b) $0.75 per share. The issuance of the common shares pursuant to the debentures would be subject to regulatory approval.

The receivers appointed under the schemes of arrangement are expected to distribute the final dividends including the debentures to creditors in March 2002.

b) Long-term Debt

As a result of the deterioration in the Company's financial position, the Company failed to effect in full a capital repayment due on the Investec Bank (Mauritius) Ltd loan at the end of January 2001. The failure to pay the capital repayment in full, together with the placing of some of the Company's Southern African subsidiaries into provisional liquidation, constituted breaches of the terms of the loan agreements with the Company's lenders. These breaches constituted events of default, which would have entitled the Company's lenders to demand repayment of the full amount of their loans outstanding. The lenders did not call an event of default and agreed to a moratorium until 30 September 2001, pending conclusion of an agreement with respect to rescheduling repayment of loans.

After the Company's lenders agreed to extensions of the moratorium period the Company concluded a rescheduling agreement with its lenders on 21 December 2001 (the Rescheduling Agreement) in terms of which capital repayments in respect of the Company loans are to re-commence from March 2003 until December 2008. Interest on the loans is to be serviced monthly by the Company. An accelerated repayment applies if the Company accumulates cash above a $5 million cash buffer, utilising the surplus cash above the cash buffer (the accelerator). Senior lenders are entitled to accelerate repayment utilising 50% of the cash above the cash buffer.

The MV Ivan Prinsep, over which the Company's senior lenders, Investec (Mauritius) Limited and KBC Bank NV, held a mortgage bond was sold for receipts of approximately $3,700,000, the proceeds of which were utilised to reduce the Company's debt position with these lenders.

1. Continuing operations *(continued)*

Pending finalisation of payment under the business interruption policy in respect of the damage to the NamSSol the Company concluded a $6 million bridging facility with LL Mining Corporation ("LLM"), a subsidiary of the Leviev Group of companies, in September 2001. The facility was secured by way of a charge over the proceeds in respect of the business interruption claim and an assignment of the business interruption policy in favour of LLM. The amounts drawn down by the Company under this Facility have been fully repaid.

LLM made available $2 600 000 to the Company in the form of a credit facility ("the First Facility"). The Company drew down the full extent of this credit facility. The principal amount due under the credit facility was convertible at the election of LLM into the common shares of the Company, at a price of $0.33 per share. The credit facility was made available upon LLM receiving 15,151,515 warrants, exercisable at $0.33 per share over a period of two years. The terms of this facility have been amended (see note 13 and 22).

The Company concluded a $3 million bridging loan facility from LLM in November 2001 ("the LLM $3 million bridging loan"). Subsequent to 31 December 2001 this facility has been replaced by a $10 million facility which is discussed in note 22.

As at 31 December 2001 the Company has a working capital deficiency of $7,795,000 and long term debt outstanding of $54,730,000.

The Company's ability to meet its obligations and maintain its operations is contingent upon regaining profitable operations and in turn improving its cash flow position. The Company will need to raise additional funds. These factors create significant doubt as to the Company continuing as a going concern.

2. Directors

The directors of the Company at 31 December 2001 and at the date of signing the consolidated balance sheets are as follows:

A. Barboy
L. Geingos
A. Buxton
N. Woodyer
J. Kellerman
E. Nefussy

3. Significant accounting policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP").

These consolidated financial statements have been prepared in United States Dollars, the Company's functional currency.

The significant accounting policies used in these Consolidated Financial Statements are as follows:

a) Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries ("the Group"). The principal subsidiaries (wholly-owned unless indicated otherwise) are as follows:

- Namco BV, Netherlands
- Namco Mark II Limited, United Kingdom
- Namco Services Limited, United Kingdom
- Namco (UK) Limited, United Kingdom
- Namibian Minerals Corporation Limited, United Kingdom
- Namibian Minerals Corporation Limited, Gibraltar
- Namco (Gibraltar) Limited, Gibraltar
- Island Diamonds Limited, Namibia (97.7%)
- Namco Maritime (Pty) Limited, Namibia
- Namco Namibia (Pty) Limited, Namibia
- Namibian Oil and Minerals Corporation (Pty) Limited, Namibia
- Ocean Diamond Mining of Namibia (Pty) Limited, Namibia (97.7%)
- NMS Management Services (Pty) Limited, Namibia
- Inshore Diamond Mining (Pty) Limited, South Africa (97.7%)
- Namco Project Management (Pty) Limited, South Africa
- Namco (Pty) Limited, South Africa
- Namco Exploration South Africa (Pty) Limited, South Africa
- Namco Holdings SA (Pty) Limited, South Africa
- Namco Mark II Charterers (Pty) Limited, South Africa
- Namco Properties (Pty) Limited, South Africa
- Namco South Africa (Pty) Limited, South Africa
- ND Charterers (Pty) Limited, South Africa
- Ocean Diamond Mining Southern Africa Limited, South Africa (97.7%)
- ODM Holdings Limited, South Africa (97,7%)
- Pinette Investments (Pty) Limited, South Africa
- Solid Pump Co (Pty) Limited, South Africa (97,7%)

b) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3. Significant accounting policies *(continued)*

c) Cash

Cash includes short term money market instruments with terms to maturity at the date of issue not exceeding ninety days.

d) Inventories

Inventories are valued at the lower of cost and net realisable value. Diamond inventory is costed at the average cost of production and supplies inventory is costed at actual cost on a first in first out basis.

e) Marketable securities

Marketable securities are carried at the lower of cost and market value.

f) Exploration and development costs

Exploration costs

Effective 1 October 2001, the Company changed its accounting policy with respect to exploration expenditure, from deferring them until the viability of a project was determined, to charging them to income as incurred. Under the new policy, only expenditure incurred on properties identified as having development potential are capitalized as development costs.

This change, which has been applied retroactively with restatement of prior years' financial statements decreased net earnings for the year by $ nil (2000: $1,052,000; 1999: $245,000) and earnings per share by $ nil (2000: $0.02; 1999: $0.01) and, as at 31 December 2001, decreased exploration and development costs and retained earnings by $6,845,000.

Development Costs

Development costs are capitalized and reviewed regularly by management for impairment. Any resulting writedowns are charged to earnings. Once mining commences development costs are reclassified to mineral properties and amortised on a unit-of-production basis over the estimated reserves. The unit-of-production is carats mined.

g) Goodwill

Goodwill arising on acquisitions is amortized on the straight-line basis over fifteen years. Management regularly reviews the carrying value of goodwill for impairment in value utilising discounted estimates of future cash flows. Any resulting write-downs are charged to earnings.

3. Significant accounting policies *(continued)*

In accordance with the new accounting recommendations of the CICA Handbook the Company's acquisition accounting will be re-examined and goodwill reassessed. Effective 1 January 2002, goodwill relating to acquisitions will not be amortized but will be subject to a periodic assessment of impairment.

h) Exchangeable and convertible debentures

The fair value of the exchangeable and convertible debentures is estimated using discounted cash flow analysis based on borrowing rates currently available for similar terms and maturities. The exchangeable and convertible debentures have been segregated into their debt and equity components. The financial liability component, representing the present value of the future interest payments is included in long term debt. The remaining component, representing the value ascribed to both the holders' option to convert the principal balance into common shares and the Company's right to pay the principal amount of the instrument in common shares, is classified in shareholders' equity as equity component of exchangeable debentures. These components are measured at their respective fair values at the dates the exchangeable debentures were originally issued.

The current fair value of the debt component approximates its fair value due to the short-term maturity and the market interest rate.

i) Fair value of financial instruments

The Company believes based upon current information that the carrying value of the Company's cash, restricted cash, accounts receivable, accounts payable, accrued liabilities and bank overdraft approximates fair value. The accounts payable for Companies previously in liquidation are to be settled with a non-interest bearing debenture which has a fair value of $2,336,000 (Note 1a). The estimated fair values of debt, except as described in note 12, which approximate carrying value, are estimated by discounting cash flows using current market rates available for debt with similar terms and maturity.

Cash Flow Risk
The Company is subject to interest rate cash flow risk on its long-term debt since a significant portion of these liabilities bear interest at floating rates.

Financial Risk
Financial risk is the risk arising from changes in interest rates and foreign currency exchange rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

3. Significant accounting policies *(continued)*

j) Foreign currency translation

The accounts of the Company are expressed in United States dollars. Effective 1 October 2001, the Company's foreign operations adopted the United States dollars as its functional currency. Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates in effect at the balance sheet dates.

Other balance sheet items and revenues and expenses are translated at the rate prevailing on the respective transaction dates. Translation gains and losses are now included in income.

Previously, the Company's foreign operations were translated using the current rate method whereby adjustments arising from this translation were deferred and recorded under a separate component of Shareholders' Equity. These deferrals are included in income only when a reduction in the investment in these foreign operations is realized.

k) Revenue recognition

Revenue is recognized on confirmation of payment being made, at which time the diamonds are released.

l) Amortization

The Group records capital assets at cost and provides for amortization on the following basis:

Buildings	-	straight-line over 40 years
Furniture & office equipment	-	straight-line over 3 to 6 years
Leasehold improvements	-	straight-line over 5 to 10 years
Mineral properties	-	unit-of production basis over the estimated reserves
Motor vehicles	-	straight-line over 3 to 5 years
Plant & machinery	-	straight-line over 1 to 10 years
Vessels	-	straight-line over 4 to 10 years

m) Earnings (loss) per share

As of 1 January 2001, the Company retroactively adopted the treasury stock method for the calculation of fully diluted earnings per share in accordance with a new Canadian Institute of Chartered Accountants accounting standard. As a result of this change, fully diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares exercisable upon the exercise of stock options and are excluded from the computation if their effect is anti-dilutive. The impact of this change in accounting policy on the current and comparative fully diluted earnings per share was not material.

3. Significant accounting policies *(continued)*

n) Stock based compensation plans

The Company has one stock-based compensation plan, which is described in note 14(f). No compensation expense is recognised for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

o) Income taxes

The Company accounts for income taxes using the future income tax method of accounting. Under this method future income tax liabilities and future income tax assets are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses are recognized, subject to a valuation allowance, to the extent that it more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using enacted tax rates and laws that are expected to apply when the tax liabilities or assets are to be either settled or realized.

p) Valuation of warrants and conversion privileges

The fair value of warrants and conversion privileges have been determined using an option pricing model assuming no dividends are to be paid, vesting occurring on the date of the grant, a weighted average volatility of the Company's share price of 79% to 100% and a weighted average annual risk free interest rate of 5.23% (31 December 2000 – 5.97%; 31 December 1999 – 5.43%).

4. Inventories

	As at 31 December 2001 $000	As at 31 December 2000 $000
Diamonds	2,593	2,400
Supplies	897	3,675
	3,490	**6,075**

5. Marketable securities

The mid-market quoted value of the marketable securities as at 31 December 2000 was $51,000.

6. Development costs

(a) Namibia and South Africa

The Group holds the rights as specified on the following off-shore mineral properties:

Concession/Grant	Description	Type of Licence	Group interest in Concession/Grant
Mining Licences – Namibia			
14/2/3/2/36A-J (inclusive)	Mining Licence 36	Diamond mining rights	100%
14/2/3/2/51	Mining Licence 51	Diamond mining rights	100%
14/2/3/2/103A	Mining Licence 103A	Diamond mining rights	100%
Prospecting Licences – Namibia			
14/2/1/4/2/2027A-I (inclusive)	2027 Grant	Diamond prospecting rights	100%
14/2/1/4/2/1946	Luderitz Bay Grant	Diamond prospecting rights	100%
14/2/1/4/2/1950	Hottentot Bay Grant	Diamond and phosphorite prospecting rights	100%
14/2/1/4/2/2002	2002 Grant	Diamond and phosphorite prospecting rights	100%
14/2/1/4/2/2490	Block A	Diamond prospecting rights	65%
14/2/1/4/2/2501	Block L	Diamond prospecting rights	50%
14/2/1/4/2/2469-73 (inclusive)	Skeleton Grants	Diamond prospecting rights	100%
14/2/1/4/2/2474	Conception Grant	Diamond prospecting rights	100%
Prospecting Licences – South Africa			
6c	6c Concession	Precious stones prospecting rights	50.01%
7b	7b Concession	Precious stones prospecting rights	100%
12b	12b Concession	Precious stones prospecting rights	100%
14c	14c Concession	Precious stones prospecting rights	50.01%

During the year ended 31 December 2001, mining took place in Mining Licences 36 and 51. Exploration is on-going.

Development costs to date are allocated between grants and concessions as follows:

	As at 31 December 2001 $000	As at 31 December 2000 $000
Mining Licence 103A	8,605	8,605
Less: Impairment	(4,000)	-
	4,605	**8,605**

7. Capital assets

The major categories of capital assets and related accumulated amortization are as follows:

	Cost	Accumulated Amortization	As at 31 December 2001 Net Book Value	As at 31 December 2000 Net Book Value
	$000	$000	$000	$000
Furniture & office equipment	1,370	900	470	1,636
Land & buildings	1,367	119	1,248	1,488
Leasehold improvements	226	128	98	360
Mineral properties	41,309	7,203	34,106	36,822
Motor vehicles	234	187	47	88
Plant & machinery	60,841	12,044	48,797	60,769
Vessels	9,763	2,391	7,372	8,277
	115,110	**22,972**	**92,138**	**109,440**

The Company at 31 December 2001 had commitments totaling $1,200,000 (2000: $1,590,000) for repair and modification to the NamSSol mining tool and *MV Kovambo*.

Vessels include a vessel under a capital lease with a cost of $6,874,462 (2000: $ nil) and with accumulated amortization of $1,288,962 (2000: $ nil).

8. Deferred Costs

Deferred costs are as follows:

	Cost	Accumulated Amortization	As at 31 December 2001 Net Book Value	As at 31 December 2000 Net Book Value
	$000	$000	$000	$000
Deferred financing fees				
KBC Bank NV	300	174	126	225
Tranche 1	790	297	493	-
Tranche 2	986	330	656	-
Rescheduling fee	893	-	893	-
Warrants				
Investec Bank	500	500	-	208
KBC Bank NV	350	310	40	200
Shipowner	295	186	109	-
6% Exchangeable debenture	70	70	-	70
	4,184	**1,867**	**2,317**	**703**

Deferred financing fees arise from costs relating to raising finance on the KBC Bank NV loan, Tranche 1 and Tranche 2 convertible debentures. The financing fees are being amortized over the period of the loans.

The deferred cost relating to warrants arise from the issuance of warrants to KBC Bank NV and shipowners. The warrants are being amortized over varying periods to maturity.

8. Deferred Costs *(continued)*

The exchangeable debentures charge arose from the extension of the exercise period of the debenture to 4 December 2001 and has been amortized over one year.

9. Goodwill

	As at 31 December 2001 $000	As at 31 December 2000 $000
Goodwill	35,814	35,814
Less: Accumulated amortization	(5,129)	(2,716)
Impairment	(15,000)	-
	15,685	**33,098**

As part of a review of the Company's financial results management performed an assessment of the carrying values of its goodwill. This assessment was performed pursuant to the Company's significant operational setbacks in 2001, the decline in diamond prices over the past 12 months and the re-financing of the Group since the withdrawal of a number of the Company's subsidiaries from provisional liquidation.

As a result of the assessment, the Company recorded an impairment of $15 million against goodwill.

The fair value of goodwill was determined based on discounted future cash flows of the group over a period of 10 years. The assumptions supporting the estimated future cash flows, including the discount rate reflect management's best estimate.

10. Accounts payable and accrued liabilities

	As at 31 December 2001 $000	As at 31 December 2000 $000
Trade payables and accruals	4,840	10,524
Amounts due to employees	657	-
Accrued interest	1,308	893
Other	355	680
	7,160	**12,097**

11. Restricted cash

	As at 31 December 2001 $000	As at 31 December 2000 $000
Bank deposit against guarantee	5,000	-
Deposit in escrow	639	-
Pledge Account	156	-
	5,795	-

The *MV Ya Toivo*'s charter fees and the *MV Zacharias* charter fees have been guaranteed by deposits in a bank account and escrow account respectively. The pledge account comprises mainly letters of credit.

12. Long term debt

	As at 31 December 2001 $000	As at 31 December 2000 $000
Financing agreement with Investec Bank (Mauritius) Limited	4,227	8,571
Financing agreement with HSBC Equator Bank plc and Nedcor Bank Ltd	23,125	23,589
Financing agreement with Investec Bank (UK) Ltd and KBC Bank NV	21,015	21,500
Commercial Bank of Namibia	830	-
Lease obligation with Sea Truck	6,190	-
Other long term debt	356	585
Total long term debt	55,743	54,245
Less: current portion	(1,013)	(16,535)
Long term debt	54,730	37,710

The long term debt with Investec Bank (Mauritius), HSBC, Nedcor Bank, Investec Bank (UK), KBC Bank and Commercial Bank of Namibia was rescheduled under a Rescheduling Agreement whereby capital repayments are to recommence from March 2003 until December 2008 (note 1). In terms of Rescheduling Agreement the interest rate payable on these loans is LIBOR plus a margin of 3.5% provided that:

i) the Nedcor Bank Ltd loan of $21 250 000 will revert to 6.75% on 1 April 2003.
ii) the Commercial Bank of Namibia loan interest rate is payable at the bank's prime overdraft rate plus a margin of 3.5%.

Security has been granted to the lenders by way of a pledge and cession of shares and loan accounts by certain of the Company's subsidiaries and a charge over all the group's assets with the exception of the assets secured in favour of the Leviev Group (note 13).

12. Long term debt *(continued)*

All long term debts are denominated in United States dollars with the exception of the debt due to the Commercial Bank of Namibia which is denominated in Namibian dollars.

The Company estimates the fair value of the fixed rate portion of the HSBC loan using discounted cash flows assuming a borrowing rate equal to the variable rate portion of the loan equal to the one month LIBOR rate plus 3.5%.

	As at 31 December 2001 $000	**As at 31 December 2000 $000**
Carrying value	21,250	21,250
Fair value	22,975	20,436

The carrying value of the remaining long-term debt is estimated to approximate its fair value at 31 December 2001 and 2000.

The Company and Sea Truck entered into a charter agreement in respect of the *MV Zacharias* which includes an obligation on the Company to purchase the *MV Zacharias* by no later than the end of March 2003 for an amount of $5 million. For the purpose of calculating the Company's long term debt this charter agreement has been treated as a capital lease. The lease is repayable in installments of $3 500 per day until March 2003. The lease is secured by funds entered into escrow (note 11) and a guarantee by a subsidiary company. The lease bears interest at 5.5 % per annum. Included in the total future payments under this lease of $1,277,000 in 2002 and $5,315,000 in 2003 are financing costs of $396,966. Interest expense on this lease during the year ended 31 December 2001 totalled $278,095 (2000: $ nil; 1999: $ nil).

Minimum capital repayments of long-term debt for the next five years are as follows:

2002	-	$1,013,000
2003	-	$11,520,000
2004	-	$6,501,000
2005	-	$7,721,000
2006	-	$9,752,256

13. Short term debt from shareholders

	As at 31 December 2001 $000	As at 31 December 2000 $000
Convertible loan	2,278	
Bridging Finance	2,552	-
	4,830	-

LLM made available the first facility of $2.6 million which bears interest at 10% per annum and is due to be repaid in June 2002. The loan is not secured but can be converted, at the option of the LLM, into common shares of the Company at an exercise price of $0.33 per warrant. In addition the Company issued to the lender 15,151,515 common share warrants exercisable at any time prior to 31 March 2003. The principal amount of $2.6 million has been apportioned as follows: short-term debt $1,790,000 and $810,000 to warrants and conversion privileges. The debt component of the convertible loan will be accreted to the $2,600,000 maturity value of the instrument through the recording of additional interest expense over the term of the convertible loan. The terms of the first facility have been amended (note 22(b)).

LLM has also supplied $2,552,000 loan to the Company as bridging finance under the LLM $3 million bridging loan. Interest is payable at 10% per annum. The bridging finance is secured by the plant and wirth drill on board of the *MV Zacharias* and the plant, machinery and the launch and recovery system on board of the *MV Kovambo*. The loan has been replaced by a $10 million facility (note 22(a)).

14. Share capital

a) Details of the Company's issued and outstanding shares are as follows:

Undiluted Share Position at 31 December 2001

	Issued and Fully Paid	Amount $000
Balance at 31 December 1998	**37,868,510**	**53,834**
Employee share bonus and purchase plan	9,900	3
Exercise of options	37,166	73
Exercise of exchangeable debenture	85,550	385
Issuance of shares for subsidiary	5,004,340	18,770
Private placement	2,721,852	10,737
Balance at 31 December 1999	**45,727,318**	**83,802**
Employee share bonus and purchase plan	3,200	1
Exercise of options	63,375	189
Exercise of exchangeable debentures	447,776	2,015
Redemption of exchangeable debenture	732,326	1,206
Issuance of shares for a subsidiary	228,104	912
Warrants	400,000	2,044
Balance at 31 December 2000	**47,602,099**	**90,169**
Shares issued in period		
Tranche 1 Special Warrants (d)	9,475,758	2,733
LLM Investment (e)	37,727,273	13,873
Canaccord fee (d)	850,000	280
Converted debentures (d)	3,257,568	1,059
Issuance of shares for 6% exchangeable debentures interest	827,523	124
Outstanding share capital at 31 December 2001	**99,740,221**	**108,238**

The authorized share capital of the Company is an unlimited number of common shares of no par value.

Fully Diluted Share Position at 31 December 2001	No of Shares	
Outstanding share capital at 31 December 2001		**99,740,221**
Canaccord Placements (Tranche 1 and 2)		
Tranche 1 of the Private Placement, (23 March 2001)		
Tranche 1 Convertible Debenture	19,009,091	
Tranche 1 Warrants	14,242,424	
Tranche 1 Broker Warrants	2,848,485	36,100,000
Tranche 2 of the Private Placement (30 April 2001)		
Tranche 2 Convertable Debenture	4,621,212	
Tranche 2 Warrants	3,939,394	
Tranche 2 Broker Warrants	787,879	
LLM investment		
Warrants	18,863,636	
Conversion of entire credit facility	7,878,788	
Credit facility warrants	15,151,515	41,893,939
Shipowner warrants		1,000,000
Other common shares issuable		*3,705,000
		191,787,645

*

Options	2,200,000
Exchangeable Debentures	775,000
Warrants	500,000
Warrants	230,000
	3,705,000

14. Share capital *(continued)*

b) Warrants and Conversion Privileges

Details of the Company's warrants and conversion privileges are as follows:

	As at 31 December 2001 $000	As at 31 December 2000 $000
Warrants		
KBC Bank NV	350	350
Investec Bank (Mauritius) Limited	-	56
Tranche 1	1,349	-
Tranche 2	559	-
LLM – warrants	542	-
Shipowner warrants	295	-
Conversion privileges		
Tranche 1	728	-
Tranche 2	145	-
LLM – convertible loan	268	-
	4,236	406

c) 6% Exchangeable Debentures

The debentures are exchangeable at the option of the debenture holder into common shares of the Company at a conversion price of $2 until 4 December 2002. By agreement the maturity period was extended from 4 December 2001 to 4 December 2002 without affecting the existing terms. The Company may redeem the debentures on or after 4 December 1998 at par plus accrued and unpaid interest only if the weighted average price at which the common shares have traded on NASDAQ during 30 consecutive trading days, ending not more than five days prior to the giving of notice of redemption, is at least $6.50. The Company may satisfy the obligation to pay the principal amount of the debentures on redemption or at the maturity date by issuing common shares at a conversion price of 95% of the weighted average price of the common shares on NASDAQ for 30 consecutive trading days ending not more than five days prior to redemption or maturity. The Company may, at its own discretion, satisfy the obligation to pay the interest amount on the debentures in cash or by issuing common shares at a conversion price of the weighted average price of the common shares on NASDAQ for 30 consecutive trading days ending not more than five days prior to the payment date. The agent's fee payable was 6% of the principal amount of the debentures, settled by the issuance of 48,000 common shares at a conversion price of $3.75 per common share and $120,000 in cash. The interest rate on the debentures was increased at the end of 2000 from 6% to 8%.

To 31 December 2001, $3,450,000 of the debentures have been converted with the issuance of 1,175,074 shares.

The remaining equity component (31 December 2001: $1,550,000) represents the value ascribed to both the holders' option to convert the principal into common shares and the Company's right to pay the principal amount of the debentures in cash or common shares.

14. Share capital *(continued)*

d) Canaccord Private Placements

On 23 March 2001, the Company raised $9,400,000 by way of a private placement. Canaccord Capital Corporation ("Canaccord") sold 9,475,758 special warrants (the "Tranche 1 Special Warrants") for total proceeds of $3,120,000 and $6,273,000 in principal amount of 10% special notes with a term of two years (the Tranche 1 Special Notes).

Immediately following their sale, each Tranche 1 Special Warrant was exchanged into one common share and one half of one warrant for no additional consideration.

Immediately following their sale, the Tranche 1 Special Notes were exchanged for no additional consideration for an equivalent principal amount of convertible debentures (the "Tranche 1 Convertible Debentures") and half a warrant for every $0.33 of principal amount of Tranche 1 Special Note. The Tranche 1 Convertible Debentures are exercisable until 23 March 2003 and are convertible into common shares of the Company at a conversion price of $0.33 per share. The principal amount of the Tranche 1 Special Note has been apportioned as follows: long term debt of $4,196,000, warrant rights of $1,349,000 and conversion privileges of $728,000. These components have been measured at their respective fair values on the date the Tranche 1 Special Notes were issued. The warrants issued pursuant to the conversion of the Tranche 1 Special Warrants and the Tranche 1 Special Notes are each exercisable over a period of three years from the date of conversion and are convertible into one common share at an exercise price of CAD$0.60 per share. A total of 14,242,424 common shares are issuable in connection with these warrants.

On 30 April 2001 Canaccord sold $2,600,000 in principal amount of 10% special notes (the "Tranche 2 Special Notes") by way of a private placement to investors for aggregate gross proceeds of $2,600,000 (costs of placement were $986,000). The Tranche 2 Special Notes were immediately exchanged for no additional consideration for an equivalent principal amount of convertible debentures (the "Tranche 2 Convertible Debentures") and half a warrant for every $0.33 of principal amount of Special Note. The Tranche 2 Convertible Debentures are exercisable until 30 April 2003 and are convertible into common shares of the Company at a conversion price of $0.33 per share. The principal amount of the Tranche 2 Special Notes has been apportioned as follows: long term debt of $1,740,000, warrant rights of $559,000 and conversion priviledge of $301,000. These components have been measured at their respective fair values on the date the Tranche 2 Special Notes were issued The warrants issued pursuant to the conversion of the Tranche 2 Special Notes are each exercisable over a period of three years. A total of 3,939,394 common shares are issuable in connection with these warrants.

The holders of Tranche 1 Convertible Debentures have the right to nominate two representatives to the board of directors of the Company.

An affiliate of Canaccord was paid a corporate finance fee in the form of 850,000 shares at a value of $0.33 per share.

14. Share capital *(continued)*

Canaccord was issued common share purchase warrants (the "Tranche 1 Broker Warrants" and "Tranche 2 Broker Warrants") on the same terms as the warrants above allowing it to acquire up to 10% of the common shares issuable pursuant to the Tranche 1 Special Warrants, the Tranche 1 Special Notes and the Tranche 2 Special Notes. A total of 3,636,363 common shares are issuable in connection with Canaccord's compensation.

During the year ended 31 December 2001, $1,059,000 Tranche 2 Convertible Debentures have been converted into common stock of the Company at a conversion price of $0.33.

The costs of placement have been apportioned between the Tranche 1 Special Warrants and Tranche 1 Special Notes in proportion to their gross value. The costs of $790,000 and $986,000 associated with the Tranche 1 Special Notes and Tranche 2 Special Notes, respectively have been taken as a deferred financing fee to be amortized over the life of the Tranche 1 Convertible Debentures and Tranche 2 Convertible Debentures, respectively. The terms of the Convertible Debentures and Warrants have been amended as described in Note 22(c).

e) Investment by LLM

LLM subscribed for common shares, accompanied by warrants, as follows:

(i) 22,727,272 common shares at a price of $0.33 per share, for proceeds of $7,500,000, along with 11,363,636 warrants, each convertible into one common share of the Company until 30 April 2004 at a price of $0.40 per share; and

(ii) 15,000,000 common shares at a price of $0.50 per share for proceeds of $7,500,000, along with 7,500,000 warrants, each convertible into one common share of the Company until 30 April 2004 at a price of $0.50 per share.

Total funds subscribed were $15,000,000 (costs of placement were $1,127,000).

At 31 December 2001 LLM held 37.8% of the outstanding common shares of the Company, prior to the exercise of any convertible debentures or warrants.

f) Options granted and outstanding

The Company has one fixed stock option plan. Under the Employee Stock Option Plan, the Company may grant options to its eligible employees for up to 4,200,000 shares of common stock. Under the plan, the exercise price of each option equals the market price of the Company's stock on the date of grant and an option's maximum term is 10 years. Options are granted at the directors' discretion in accordance with the specific terms of the stock option agreement entered into between the Company and the eligible employee.

14. Share capital *(continued)*

A summary of the status of the Company's fixed stock option plan as at 31 December 2001 and changes in the period are presented below:

No. of options Outstanding	Exercise price $	Expiry date	Exercisable at 31 December 2001
1,740,000	2.75	04.03.2004	1,305,000
200,000	3.25	27.05.2004	150,000
100,000	2.35	08.08.2005	62,500
60,000	0.50	17.04.2006	30,000
100,000	0.50	30.06.2004	100,000
2,200,000			**1,647,500**

Changes in fixed stock option plan in the three financial periods ending 31 December 2001 are as follows:

	For the 12 Months Ended 31 December 2001	Weighted Average Exercise price	For the 12 Months Ended 31 December 2000	Weighted Average Exercise price	For the 12 Months Ended 31 December 1999	Weighted Average Exercise Price
Outstanding at the beginning of the period	3,462,625	$2.85	3,354,500	$2.88	2,190,000	$3.63
Granted	160,000	$0.50	364,500	$2.73	2,950,000	$2.86
Exercised	-	-	(63,375)	$3.01	(37,166)	$1.97
Expired	(272,000)	$2.95	(193,000)	$3.06	(1,748,334)	$3.80
Cancelled on leaving	(1,150,625)	$2.91	-			
Outstanding at the end of period	2,200,000	$2.21	3,462,625	$2.85	3,354,500	$2.88

g) Shipowner Warrants

In order to ensure that the owner of the *MV Ya Toivo* supported the refinancing efforts of the Company, at 31 December 2001, the Company has issued 1,000,000 warrants (2000: Nil; 1999: Nil), each exercisable over a period of 12 months from 1 April 2001 to acquire one common share at a price of $0.50 per share. The fair value of these warrants is being deferred and amortized over a period of 12 months.

h) Employee share bonus and purchase plan

Under the employee share bonus and purchase plan up to 200,000 shares are reserved for issuance to employees. Issuances of nil common shares under the plan have taken place during the year ended 31 December 2001 (2000: 13,100). The employees who had elected to participate in the share purchase plan have been repaid monies that had been paid by them to acquire shares, following the provisional liquidation of the Company's subsidiaries.

14. Share capital *(continued)*

i) Warrants

Under the KBC loan, 500,000 warrants which are each convertible into one common share at an exercise price of $7.00, were issued. The warrants are exercisable for a two year period to 5 April 2002. Also, 230,000 warrants were issued with an exercise price of $4.00 per common share and are exercisable, for a three year period to 27 September 2004.

15. Income taxes

The Competent Authorities of Revenue Canada and the United Kingdom Inland Revenue have determined that as of 19 October 1993, the Company's tax residency moved from Canada to the United Kingdom.

A reconciliation of the income tax benefit (provision) with amounts determined by applying the statutory income tax rates of the United Kingdom to the consolidated income (loss) before income taxes for completed financial periods is as follows:

	For the 12 Months ended 31 December 2001 $000	For the 12 Months ended 31 December 2000 $000	For the 12 months ended 31 December 1999 $000
Earnings (loss) for the period before tax	(58,675)	(945)	16,893
Income tax recovery (provision) at statutory rates	17,603	284	(5,068)
Adjustments			
Foreign tax rates	9,205	1,321	(4,027)
Permanent differences	(644)	(197)	68
Tax benefit of losses not recognized in current period	(23,917)	(508)	-
Application of loss carry forwards	-	-	9,027
Income tax recovery	**2,247**	**900**	-

The Company's future tax items are as follows:

	As at 31 December 2001 $000	As at 31 December 2000 $000
Future income tax assets		
South Africa and Namibia	30,895	13,750
UK	18,063	748
Total future income tax assets	48,958	14,498
Valuation allowance	(37,341)	(8,305)
	11,617	6,193
Future income tax liabilities	(24,003)	(20,908)
	(12,386)	**(14,715)**

15. Income taxes *(continued)*

At 31 December 2001, in South Africa and Namibia, the Group has income tax losses of not less than $55,869,000 (2000: $29,000,000) available to reduce future taxable income which can be carried forward indefinitely. Losses available for carry forward in the United Kingdom are approximately $48,439,000 (2000: $2,500,000) which can be carried forward indefinitely.

16. Non-controlling interest

Non-controlling interest represents the interests in the net assets of Ocean Diamond Mining Holdings Limited not owned by the Company.

	As at 31 December 2001	As at 31 December 2000
	$000	$000
Balance at start of the period	400	1,300
Reduction in the period	(400)	(900)
Balance at end of the period	-	**400**

17. Changes in non-cash working capital

	For the 12 months ended 31 December 2001 $000	For the 12 months ended 31 December 2000 $000	For the 12 months ended 31 December 1999 $000
Accounts receivable	774	(11)	1,536
Prepayments	(104)	299	(398)
Inventories	2,585	(796)	(2,651)
Accounts Payable for companies in liquidation	3,420	-	-
Accounts payable and accrued liabilities	(4,937)	3,473	3,231
Advance receipt on inventory sales	(2,640)	4,250	-
Effect of foreign exchange movement	648	(475)	224
	(254)	**6,740**	**1,942**
Supplemental disclosure of cash flow information:			
Cash receipts for interest	248	789	632
Cash payments for interest - long term debt	5,000	2,385	154
Cash payments for interest - other	278	-	-
Cash payments for taxes	4	-	-

18. Segmented information

The Company operates in one industry segment, diamond mining. A significant proportion, approximately 95% of the long lived assets which include capital assets and development costs are utilized in the Namibian operations. The remaining 5% of long- lived assets are located in the UK and South Africa.

Cash and marketable securities are principally held within the corporate group in Europe.

Diamond production from the Namibian operations is sold by the Company in Europe. There are no other significant sources of revenue for the Company.

19. Commitments

Commitments are reflected elsewhere in these financial statements except that the Company, through wholly owned subsidiaries, is committed to the chartering of three vessels:

a) the *MV Kovambo* for five years as from 30 September 1997 at an annual cost of approximately $4,325,000. From 2001 the annual cost was reduced to $2,317,750;

b) the *MV Ya Toivo* from mid 2000 for five years at an annual cost of approximately $5,900,000. Following the events detailed in Note 1, the Company has put in place a bank guarantee for $5,000,000 to secure the obligations to the vessel owner, and

c) the *MV Zacharias* as detailed in note 12.

20. Related party Transactions

The company entered into a marketing agreement with LL Diamonds Ltd ("LLD"), a company related to LLM and part of the Leviev group of companies, on 30 March 2001 whereby it granted LLD the exclusive right to purchase and be the sole distributor of the Company's diamonds for a maximum period of 15 years. As consideration for the diamonds purchased from the Company, LLD is obliged to pay the current market price for diamonds of the same quality mix type ("the current market price") less a discount of 3.5% on gross value. Determination of the current market price is determined using the following progressive alternative mechanisms:

i) By agreement; alternatively
ii) by a mutually appointed evaluator; alternatively
iii) by way of a window operation mechanism whereby the Company obtains tenders in the Antwerp market to purchase up to a representative 10% of annual diamond production.

For the year ended 31 December 2001, $4,393,416 of diamond sales were concluded in terms of the above mentioned marketing agreement.

21. Matters outstanding with regard to the general offer for ODM

At the end of 1999 the Company was appealing two related matters before the Security Regulations Panel ("SRP") in South Africa which could have led to an additional maximum amount payable on the acquisition of ODM of approximately $6,500,000.

The Company was successful in these appeals. The decision of the SRP was final. Subsequently, Trans Hex Group Limited has launched an application to have this decision reviewed. This application was to be opposed by the Company. The matter is pending and any final decision is unlikely in 2002.

22. Subsequent Events

a) In January 2002, the Company concluded a further $10 million facility with LLM which replaces the LLM $3 million bridging facility (note 13). The $3 million facility has been fully drawn down. The $10 million facility is convertible into shares of the Company at the instance of LLM and the capital is repayable monthly from 31 January 2004 to 31 December 2008. The accelerator applies to the loan. LLM are entitled to accelerate repayment of the loan and the First LLM loan (see below) utilising 12.5% of cash above the cash buffer. The loan is secured by:

   (i) A cession of the charter agreement in respect of the *MV Zacharias*
   (ii) A charge over the assets aboard the *MV Zacharias*
   (iii) A charge over the process plant aboard the *MV Kovambo*
   (iv) A mortgage bond over a residential property in Namibia
   (v) A second mortgage bond over property in Cape Town, South Africa

b) The First LLM Facility has been rescheduled. The capital and interest is repayable on the same terms as for the convertible debentures. The conversion price on the loan has also been reduced from $0.33 to $0.22. The accelerator also applies (see above). LLM has waived its entitlement to 30 million warrants already granted to it under the investment and a portion of the warrants granted to it under the First LLM Facility.

c) The Company has concluded rescheduling the terms of convertible debentures issued in March 2001 (Tranche 1) and April 2001 (Tranche 2) of $7,798,000. Cumulative interest at 10% will be repayable in June 2003 and thereafter by way of bi-annual payments. The maturity date has been extended to 23 September 2008 and 30 October 2008 for Tranche 1 and Tranche 2 respectively. The principal is to be repaid in 10 equal 6 monthly installments commencing 23 March 2004 and 30 April 2004 and finishing 23 September 2008 and 30 October 2008 for Tranche 1 and Tranche 2 respectively. The conversion price of the convertible debentures was reduced from $0.33 to $0.22. The accelerator also applies in respect of the convertible debentures in terms of which repayment is to be accelerated utilising 1% of cash above the cash buffer for each $1 million of principal amount of the debentures.

22. Subsequent Events *(continued)*

d) In order to generate cost savings and to better incentivise key executives and consultants in the restructuring of the Company, the company and the eight individuals listed below have agreed to adopt a share compensation programme described below (the "Share Repayment Plan"), the participants are:

Eliezer Nefussy	Chief Financial Officer and Director
Peter Looijen	Managing Director
Craig Barry Assheton-Smith	Company Secretary
Michael Ernest Miles	Internal Controller
John Alastair Holberton	Former CEO and Director
John Charles Fairburn Purdy	Consultant, former CFO and Director
Megan Jane Williams	Former employee
Michael Wane Woodborne	Former employee

The participants and the Company have entered into an agreement in respect of the Share Repayment Plan, which provides for a 10% reduction in salary or other compensation for the Participants during the period from 1 August 2001 to 31 March 2002. The price of those shares will be $0.1365, calculated as the simple average market price on NASDAQ during the 20 business days immediately preceding 7 December 2001, the effective date of the agreement. The maximum number of shares that would be issuable under this programme is 600,000 shares.

e) The Company and Endeavour Financial Corporation Inc ("Endeavour") concluded an agreement in terms of which Endeavour assisted the Company in concluding the rescheduling agreement with the Company's senior lenders for a fee of $150 000 and the issuance of 500 000 common shares in the Company. The 500 000 shares were issuable to Endeavour provided the rescheduling agreement was successfully concluded.

22. Subsequent Events *(continued)*

The fully diluted share position after the conclusion of the restructuring of debt repayments to the Company senior lenders, the amendments of the Tranche 1 and Tranche 2 Convertible Debentures, the first LLM Loan and the $10 million loan from LLM is:

Total Fully Diluted – December 31 2001		191,787,645
Restructuring Proposals		
Rescheduling Agreement with Senior Lenders		
Facility fee (1% of $49 170 000 @ $0.22)		2,235 000
Rescheduling Agreement with T1 and T2 Convertible Debenture Holders (Note1)		
T1 convertible debentures ($6,273,000 @ 0.22)	28,513,636	
T2 convertible debentures ($1,525,000 @ 0.22)	6,931,818	
Less adjustment for double counting T1 and T2 @$0.33	(23,630,303)	11,815,151
Amendment of Repayment terms on $2 600 000 loan from LLM (Note 2)		
Conversion of Facility ($2,600,000 @ $0.22)	11,818,182	
Less adjustment for double counting $2,600,000 @ $0.33)	(7,878,788)	3,939,394
$10 000 000 from LLM (Note 3)		
Conversion of Facility ($10 000 000 @ $0.22)	45,454,545	
Facility Warrants @ $0.22	45,454,545	90,909,090
Cancellation of Existing LLM Warrants		
Cancel LLM Investment Warrants	(18,863,636)	
Cancel portion of $2 600 000 LLM Loan warrants	(11,136,364)	(30,000,000)
Other Shares Issuable		
Endeavour Success Fee	500,000	
Warrants JA Holberton (3 000 000 @ $0.16 expiring 1 January 2007) (Note 4)	3,000,000	
Share Repayment Plan (Note 5)	600,000	4,100,000
Forfeiture of options on resignation taking effect post 31 December 2001		(1,315,000)
Total Fully Diluted Share Position		**273,471,280**

Note 1 The convertible debenture holders have the right to convert interest to shares after 30 June 2003 at the average trading price on Nasdaq for 10 preceding trading days.

Note 2 The interest is convertible to shares after 30 June 2002. At a conversion price equal to weighted average trading price on Nasdaq 10 preceding date of receipt of notice of conversion.

Note 3 The interest is convertible to shares at the greater of $0.22 and the weighted average trading price for the 10 trading days prior to the loan or any part thereof being drawn down.

Note 4 A severance agreement was concluded with JA Holberton which includes the issue of 3 million warrants.

Note 5 This plan is described in Note 22(d).

SHAREHOLDER INFORMATION

Annual General Meeting

The Annual General Meeting will be held at 11h30 (London time) on 14 May 2002 at One Royal Exchange Avenue, London.

Stock Exchange Listings and Ticker Symbols

Namibian Stock Exchange	(NMC)
Nasdaq National Market	(NMCOF)
The Toronto Stock Exchange	(TSE)

Share Registrars

Computershare Trust Company of Canada
4th Floor
510 Burrard Street
Vancouver
British Columbia
V6C 3B9
Canada

Tel: +1 604 661 9400

Transfer Secretaries (Pty) Ltd
Kaiserkrone Centre
Shop 12
Post Street Mall
P O Box 2401
Windhoek
Namibia

Tel: +264 61 227 647

Investor Information

Investors requiring information may contact Gregory Walker on +27 21 659 1100.

Board of Directors

Arye Barboy (Chairman)
Andrew Buxton
Eli Nefussy
Jay Kellerman
Neil Woodyer
Loine Geingos

Management

Greg Walker	CEO
Peter Looijen	MD: African Operations
Eli Nefussy	Chief Financial Officer
Craig Assheton-Smith	Company Secretary
Kombadayedu Kapwanga	Regional Director

Corporate Office	*Local Offices*	
26 Dover Street	Namco Namibia (Pty) Ltd	Namco Holdings SA (Pty) Ltd
LONDON	114 Robert Mugabe Avenue	Namco House
W1S 4LY	P O Box 24857	Cnr. Klipper & Main Roads
	Windhoek	Rondebosch, Cape Town, 7700
	Namibia	P O Box 427, Rondebosch, 7701
		South Africa
Tel: +44 20 7763 7100	Tel: +264 61 231 353	Tel: +27 21 659 1100
Fax: +44 20 7763 7101	Fax: +264 61 249 253	Fax: +27 21 659 1101

Namibian Minerals Corporation is incorporated in the Yukon Territory, Canada